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Wolters Kluwer

2006 Annual Report

082-02683

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12-31-06





Europe

customers

Accounting firms
Accounting professionals
Allied health professionals
Business compliance professionals
Business executives
Corporate legal counsel
Corporate tax and auditing departments
Corporations
Doctors
Government agencies
Healthcare students and teachers
Hospital administrators
Human resources professionals
Law firms
Lawyers
Lecturers
Legal educators
Legal professionals
Life sciences executives, researchers, developers, marketers, and sales professionals
Managed care professionals
Medical, scientific, and academic researchers
Nurses
Parents
Pharmacists
Physicians
Regulatory professionals
Students
Tax advisors
Teachers
Transport professionals

Asia

customers

Accounting firms
Accounting professionals
Allied health professionals
Business compliance professionals
Business executives
Corporate legal counsel
Corporate tax and auditing departments
Corporations
Doctors
Government agencies
Healthcare students and teachers
Hospital administrators
Law firms
Lawyers
Lecturers
Legal educators
Legal professionals
Life sciences executives, researchers, developers, marketers, and sales professionals
Managed care professionals
Medical, scientific, and academic researchers
Nurses
Pharmacists
Physicians
Regulatory professionals
Students
Tax advisors

Australia & New Zealand

customers

Accounting firms
Accounting professionals
Allied health professionals
Business compliance professionals
Business executives
Corporate legal counsel
Corporate tax and auditing departments
Corporations
Doctors
Government agencies
Healthcare students and teachers
Hospital administrators
Law firms
Lawyers
Lecturers
Legal educators
Legal professionals
Life sciences executives, researchers, developers, marketers, and sales professionals
Managed care professionals
Medical, scientific, and academic researchers
Nurses
Pharmacists
Physicians
Regulatory professionals
Students
Tax advisors


Health
Corporate & Financial Services
Tax, Accounting & Legal
Legal, Tax & Regulatory Europe
Education

United States & Canada

customers

Accounting firms
Accounting professionals
Allied health professionals
Banking professionals
Banks
Brokerage companies
Broker-dealers and investment advisers
Business compliance professionals
Business executives
Corporate law departments
Corporate legal counsel
Corporate tax and auditing departments
Corporations
Credit unions
Doctors
Finance professionals
Government agencies
Healthcare students and teachers
Hospital administrators
Human resources professionals
Indirect lenders
Insurance firms
Insurance professionals
Law firms
Lawyers
Lecturers
Legal educators
Legal professionals
Life sciences executives, researchers, developers, marketers, and sales professionals
Managed care professionals
Medical, scientific, and academic researchers
Mortgage lenders
Mutual fund companies
Nurses
Pharmacists
Physicians
Professional society members
Regulatory professionals
Securities professionals
Students
Tax advisors
Thrift institutions

Latin America

customers

Allied health professionals
Business executives
Doctors
Healthcare students and teachers
Hospital administrators
Life sciences executives, researchers, developers, marketers, and sales professionals
Managed care professionals
Medical, scientific, and academic researchers
Nurses
Pharmacists
Physicians
Students

Wolters Kluwer is *The Professional's First Choice* for information, tools, and solutions that help professionals make their most critical decisions effectively and improve their productivity.

The Professional's First Choice

HEALTH

Wolters Kluwer Health is the leading global provider of content for healthcare professionals, serving physicians, nurses, allied health professionals, pharmacists, academics, payers, and the life sciences with solutions for research and development, at the point-of-learning, the point-of-dispensing, and the point-of-care.

CORPORATE & FINANCIAL SERVICES

Wolters Kluwer Corporate & Financial Services has a leading, comprehensive portfolio of products, services, and solutions to empower professionals in the legal, banking, securities, and insurance markets in the United States.

TAX, ACCOUNTING & LEGAL

Wolters Kluwer Tax, Accounting & Legal is a premier provider of research, software, and workflow tools in tax and accounting and in specialized key practice areas in the legal and business compliance markets in the United States, Canada, Asia Pacific, and Europe.

LEGAL, TAX & REGULATORY EUROPE

Wolters Kluwer Legal, Tax & Regulatory Europe offers a broad range of information, software, and services to its professional customers in the European legal; fiscal/financial; human resources; public and government administration; health, safety, and environment; and transport markets.

EDUCATION

Wolters Kluwer Education holds market-leading positions in primary, secondary, and vocational education in seven European countries, providing high-quality content, didactic understanding, and the latest technology to offer educators and students new, more effective and engaging ways of teaching and learning.

Wolters Kluwer

Amsterdam, March 2007

On behalf of the Wolters Kluwer Executive Board, I am pleased to share with you the 2006 Wolters Kluwer Annual Report. This year's report celebrates Wolters Kluwer's successful completion of our 2003-06 strategic plan, and includes a special section that highlights some of the creativity, pride, value, and passion that contributed to that effort.

We hope that this report is of interest to you, and would appreciate your feedback. Please fill out and return this card, or reply online at www.wolterskluwer.com/2006annualreport.

Best regards,
Nancy McKinstry
CEO and Chairman of the Executive Board of Wolters Kluwer

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Wolters Kluwer 2006 Annual Report

Table of Contents

The Professional's First Choice
illustrated by four dedicated sections of this report

Create
illustrates the look and feel of the transformed, agile, and innovative customer-focused Wolters Kluwer

Pride
shares the special honors, awards, and prizes that Wolters Kluwer's products and employees have received

Value
shows the partnership and deep knowledge that give Wolters Kluwer and its customers a competitive advantage

Passion
conveys Wolters Kluwer's authentic and dedicated leadership that fosters an environment of commitment and enthusiasm

REPORT OF THE EXECUTIVE BOARD

REPORT OF THE SUPERVISORY BOARD

FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF WOLTERS KLUWER NV

OTHER INFORMATION

The Professional's First Choice

At Wolters Kluwer, we excel at creating high-quality content for use in a professional context in the fields of health, corporate services, finance, tax, accounting, law, regulation, and education. Utilizing the latest technologies, we ensure that our customers have the solutions they need, when they need them, and in the media best suited to their requirements. We are continuously engaged in an ongoing exchange of expertise and ideas with our customers about their work. This partnership in innovation is fundamental to meeting our commitment to the lawyers, doctors, nurses, accountants, tax advisors, teachers, and business executives we serve. Knowledge of their professional workflows and the ability to apply emerging technologies to make them more efficient and productive are at the heart of our competitive advantage.

Wolters Kluwer's strategy

Accelerate profitable growth through four strategic actions to deliver enhanced value for our customers, investors, and employees.

- Grow our leading positions
- Capture key adjacencies
- Exploit global scale and scope
- Institutionalize operational excellence

Wolters Kluwer's company values

Our five company values connect all Wolters Kluwer employees and support the successful execution of our strategy.

Customer focus
We develop products, services, and solutions with our customers' needs in mind. We listen to our customers and treat them with professionalism, honesty, and respect.

Innovation
We create bold and forward-looking solutions that combine the latest technologies with our unmatched subject matter expertise and deep knowledge of our customers.

Accountability
We take full responsibility for our actions and performance, and for meeting customers' needs and shareholders' expectations. We keep our promises.

Integrity
We are direct, honest, transparent, and fair in our business dealings. We encourage diversity and respect the ideas and points of view of others.

Value creation
We create value for our customers, employees, and shareholders. We strive for excellence in everything we do.



Nancy McKinstry

CEO and Chairman

of the Executive Board

Message from the Chairman

On September 27, 2006, Wolters Kluwer presented its strategic priorities for 2007 and beyond. We described a strategy to accelerate profitable growth that leverages our strengths – superior content and technology, deep customer relationships, and market-leading brands – and provides a roadmap for focused and rigorous execution.

Three years of persistence and dedication from Wolters Kluwer's management and employees, along with support from our shareholders, culminated in the announcement we made that day. Wolters Kluwer has been transformed into a customer-focused operating company that is far more agile and innovative than ever before. Going forward, our strategy builds on the strong foundation we have established, and provides a clear and compelling plan to accelerate growth and enhance value for our customers, employees, and shareholders.

Successful completion of three-year strategy

2006 marked the successful completion of our three-year strategic plan to strengthen and transform Wolters Kluwer. We have delivered on the promises we made in 2003 to invest in growth, realize operating and cost efficiencies, and instill a strong commitment to our core customers and markets.

In 2006, Wolters Kluwer continued to achieve strong financial results, consistent with the plans and targets we set for the year. Revenues grew by 9% to €3,693 million. Importantly, organic growth was 3%, demonstrating clear momentum behind the company's efforts to invest in expanding our leading market positions. Revenues from electronic products increased significantly, growing 23% in 2006. This growth occurred across all divisions, highlighting the importance of integrated content and software products to our overall growth program.

Ordinary operating margins improved to 17% from 16% in the prior year, reflecting the significant savings that have resulted from our three-year effort to achieve operating efficiencies and restructure underperforming business units. Diluted ordinary earnings per share increased by 16% to €1.23. Free cash flow also increased to €443 million, providing us with the financial resources to drive growth and transform the company as well as return value to our shareholders through dividends. Reflecting the strength of these financial results, Wolters Kluwer has proposed a dividend increase of 5% for 2006.

Strength across all markets

Each division within Wolters Kluwer advanced its strategic position to deliver higher revenue growth than the prior year. The Health division continued to improve its market position through new product development, as well as the acquisition of the Healthcare Analytics business and ProVation Medical. Corporate & Financial Services delivered strong revenue growth across all of its lines of business, supported by robust economic growth in the United States. Tax, Accounting & Legal grew organically by expanding its tax and accounting platform to serve customers more broadly with integrated content and software suites. The division's TaxWise and ATX/Kleinrock acquisitions further extended its leadership in the small-firm segment of the tax market. Legal, Tax & Regulatory Europe successfully completed its restructuring program, achieving modest organic revenue growth for the first time in three years and improving its profitability significantly. The Education division also enhanced its growth and profitability over the prior year.

Deep knowledge of our professional customers is fundamental to our market leadership and provides Wolters Kluwer with a competitive advantage. In 2006, we developed a comprehensive customer insight program that embeds the voice of the customer in each phase of the product life cycle, from innovation and design through product launch and portfolio management. This focus on knowing and learning from our customers, understanding their needs, and keeping their priorities as ours will continue to be central to our strategy for accelerating growth.

Well-positioned to accelerate profitable growth

Our strategy for 2007 continues to support our vision for Wolters Kluwer: to be *The Professional's First Choice*, providing the information, tools, and solutions to help professionals make their most critical decisions effectively and improve their productivity. Our strategy builds on the success of our transformation and focuses on four strategic actions.

Grow our leading positions
We will strengthen our leading positions in core vertical markets by continuing to invest in new and enhanced products as well as expanded sales and marketing initiatives. These efforts will be targeted at products and programs which provide opportunities to participate more deeply in our customers' workflows.

Capture key adjacencies
We will expand into attractive adjacent customer segments and markets which leverage our leading positions, brands, and technology platforms and offer opportunities to extend the growth potential of our core markets.

Exploit global scale and scope
We will expand our global footprint in new and emerging markets and selectively extend our product lines and platforms on a worldwide basis. With our deep understanding of local markets and wide geographic reach, Wolters Kluwer is well-positioned to benefit from globalization. Our efforts will be targeted at growing our market positions in Asia, particularly China and India, continuing to extend our leadership position in Eastern Europe, and expanding our Health product portfolio in Latin America and Spain. We also have begun to extend certain product lines internationally, allowing us to leverage our investments and common platforms across multiple markets.

Institutionalize operational excellence
We will pursue opportunities to achieve greater effectiveness and efficiency by instilling a culture of continuous improvement throughout our operations. Our efforts will be focused on expanding our offshoring program in IT and other functions, continuing to build shared services in North America and Europe, and accelerating our sourcing initiatives.

Our strategy for 2007 and beyond will result in sustained and profitable growth and enhanced value for our shareholders. Wolters Kluwer is committed to continuous improvement in our capital efficiency through strong cash flow, improved return on invested capital, and a progressive dividend policy.

As Wolters Kluwer embarks on this strategy, we have begun to explore strategic options for the Education division. We have concluded that this is an opportune time to examine alternatives for the business which will provide it with the best opportunities for future expansion, and our shareholders with enhanced value.

Committed leadership team

Throughout this period of transformation, we have invested in people and strengthened our leadership with a diversity of talents. During the last three years, Wolters Kluwer has increased its organizational capabilities in content, technology, and sales and marketing across all divisions to support our expansion and globalization efforts. The company has supported these initiatives with a talent management program designed to identify, develop, and retain key employees. A committed and skilled management team, with a shared vision and a passion for growth, is required to continue the successful execution of our long-term strategy.

Confidence in our future

Over the past three years we implemented our strategy for strengthening and transforming Wolters Kluwer with intensity and, as a result, we have good momentum as we enter 2007. We thank you, our shareholders, for your willingness to take a long-term view of the company and for the trust you have placed in us to effect this transformation. Wolters Kluwer today is a very different company than it was in 2003. Our focus on customers, products, and people has made us a leader in our markets. For this, I especially want to thank our employees and management team. I look forward to 2007 and have confidence in our ability to accelerate profitable growth. It is a very exciting time to be at Wolters Kluwer.

Nancy McKinstry

Nancy McKinstry
CEO and Chairman of the Executive Board

Nancy McKinstry, *Chairman*

Boudewijn Beerkens

Jean-Marc Detailleur

Executive Board

Nancy McKinstry

- United States, 1959
- Chief Executive Officer and Chairman of the Executive Board since September 1, 2003
- Member of the Executive Board since June 1, 2001

Nancy McKinstry is CEO and Chairman of the Executive Board of Wolters Kluwer. Since being named to her position in 2003, she has focused on creating an organization that delivers superior value to customers and shareholders.

Before assuming her present position, Ms. McKinstry gained more than a decade of experience at Wolters Kluwer and its operating companies in North America. Most recently she was an Executive Board Member of the company and previously served as CEO of Wolters Kluwer's operations in North America. She also was President and CEO of CCH Legal Information Services, now a part of Wolters Kluwer's Corporate & Financial Services division. Earlier, Ms. McKinstry held product management positions with CCH INCORPORATED, now part of Wolters Kluwer's Tax, Accounting & Legal division. During her tenure at CCH, the company emerged as a leading provider of electronic publishing products.

In 1999, Ms. McKinstry worked as CEO of SCP Communications, a medical information company, before rejoining Wolters Kluwer to head North American operations. Early in her career, she held management positions with Booz Allen Hamilton, an international management-consulting firm, where she focused on assignments in the media and technology industries.

Ms. McKinstry is a member of the Boards of Directors of leading telecom supplier Ericsson, the American Chamber of Commerce in the Netherlands, and TiasNimbas Business School. She is a member of the Advisory Council of ABN AMRO Holding nv and the Advisory Board for the University of Rhode Island.

Ms. McKinstry earned her MBA in Finance and Marketing from Columbia University, New York, and Bachelor of Arts degree in Economics from the University of Rhode Island, Kingston, where she graduated Phi Beta Kappa. In May 2005, she was awarded the honorary degree of Doctor of Laws by the University of Rhode Island in recognition of her contributions to business.

Boudewijn Beerkens

- The Netherlands, 1963
- Chief Financial Officer since November 1, 2002
- Member of the Executive Board since May 1, 2003

Boudewijn Beerkens has been CFO of Wolters Kluwer since November 2002 and a member of the Executive Board since May 2003.

Mr. Beerkens is responsible for the corporate areas of Accounting, Business Analysis & Control, Internal Audit and Internal Controls, Investor Relations, Mergers & Acquisitions, Risk Management, Taxation, and Treasury.

Prior to joining Wolters Kluwer, Mr. Beerkens was Managing Partner at Pricewaterhouse-Coopers, responsible for the Corporate Finance and Recovery team. Previously, he held a position at Vendex do Brasil where he was charged with responsibility for strategic development of the food division in Brazil. His banking expertise derives from his time with Citicorp Investment Bank in London.

Mr. Beerkens is a member of the Supervisory Board of Goedland nv, a member of the Executive Committee of Amsterdam Partners, a member of the Advisory Committee of Bencis Capital Partners, a member of the Council of Trustees of the RCOAK (Roomsch Catholijk Oude Armen Kantoor), and a Founding Friend of the United World Colleges Nederland.

Mr. Beerkens earned his MBA degree in Business Administration from the Rotterdam School of Management of the Erasmus University, Rotterdam, and a master's degree in Dutch Civil Law and Notarial Law from the Free University, Amsterdam.

Jean-Marc Detailleur

- France, 1947
- Member of the Executive Board since January 1, 1999, through May 2007

Jean-Marc Detailleur is member of the Executive Board of Wolters Kluwer, with responsibility for Teleroute, Human Resources, and Sustainable Entrepreneurship. Prior to assuming his present position, he was Resident Director of Wolters Kluwer France. Before joining Wolters Kluwer in 1989, Mr. Detailleur held a succession of senior positions with Lamy and Groupe Liaisons. Previously, he held several human resources and operational



Boudewijn Beerkens

Nancy McKinstry

Jean-Marc Detailleur

positions, including with Groupe DMC, Hachette, and Pechiney.
Mr. Detailleur was Chairman of the FNPS (Federation Nationale de la Presse d'Information Specialisée) from 1995-98 and Chairman of ECHR (European Club of Human Resources) in Brussels from 2002-04. He holds a Diplôme d'Etudes Supérieures de Droitand, a Diplôme d'Etude Supérieures de Sciences Politiques as well as a Diplôme de l'Institut d'Etudes Politiques de Paris.
Mr. Detailleur will retire from the Executive Board as of May 2007.

Adri Baan, *Chairman*

Harry Pennings, *Deputy Chairman*

Len Forman

Jane Frost

Stuart James

Henk Scheffers

Peter Wakkie

Supervisory Board

Adri Baan, *Chairman*
The Netherlands, 1942
Appointed in 2002, current term until 2010
Member of the Selection and Remuneration Committee and Member of the Audit Committee

Position
Former Executive Board Member of Royal Philips Electronics nv

Supervisory directorships and other positions
Chairman of the Supervisory Board of Hagemeyer nv
Member of the Supervisory Board of Océ nv
Deputy Chairman of the Supervisory Board of Koninklijke Volker Wessels Stevin nv
Non-Executive Director of ICI Ltd. (United Kingdom) and International Power Plc. (United Kingdom)
Chairman of the Supervisory Committee of the Authority for the Financial Markets, (the Netherlands)
Chairman of the Trust Office KASBANK nv (the Netherlands)

Harry Pennings, *Deputy Chairman*
The Netherlands, 1934
Appointed in 1995, current term until 2007
Chairman of the Selection and Remuneration Committee

Position
Former Chairman of the Executive Board of Océ nv

Supervisory directorships and other positions
Chairman of the Supervisory Boards of Essent nv, NV Industriebank LIOF, and AZL nv
Member of the Supervisory Boards of Océ nv (until April 2006) and Berenschot Holding bv

Len Forman
United States, 1945
Appointed in 2005, current term until 2009
Member of the Selection and Remuneration Committee and Member of the Audit Committee

Position
Former Executive Vice President and Chief Financial Officer of the New York Times Company (United States)

Supervisory directorships and other positions
Non-Executive Director and Chairman of the Audit Committee of TechTarget Inc. (United States)

Jane Frost
United Kingdom, 1957
Appointed in 2001, current term until 2009

Position
Director, Individual Customer Unit of HM Revenue & Customs (United Kingdom Government)

Supervisory directorships and other positions
Non-Executive Director and Trustee of Lowry Arts Centre (United Kingdom)
Non-Executive Director of BBC Children in Need Ltd (United Kingdom)
Supervisory Council Member and Chair of HTI Education Trust; Fellow, Chartered Institute of Marketing; and Fellow, Royal Society of Arts (United Kingdom)

Stuart James
Australia, 1948
Appointed in 2006, current term until 2010

Position
Former Group Managing Director and CEO of Mayne Group Ltd.
Former Managing Director of the Colonial State Bank (formerly State Bank of New South Wales)

Supervisory directorships and other positions
Non-Executive Director and Chairman of Australia Pacific Paper Manufacturers, Balnave Corporate Ltd., Coneco Ltd., and Gold Pharma Ltd. (Australia)
Non-Executive Director of Prime Financial Group (formerly AVFM) (Australia)
Member of the Advisory Board of Gresham Private Equity Ltd. (Australia)

Henk Scheffers
The Netherlands, 1948
Appointed in 2004, current term until 2008
Chairman of the Audit Committee

Position
Member of the Executive Board of Directors of SHV Holdings nv


Len Forman
Peter Wakkie
Harry Pennings
Henk Scheffers
Jane Frost
Adri Baan
Stuart James

Supervisory directorships and other positions
Chairman of the Investment Committee of NPM Capital nv
Member of the Supervisory Board of Koninklijke Friesland Foods nv

Peter Wakkie
The Netherlands, 1948
Appointed in 2005, current term until 2009

Position
Chief Corporate Governance Counsel and member of the Executive Board of Koninklijke AHOLD nv

Supervisory directorships and other positions
Member of the Supervisory Board of Schuitema nv

Financial Highlights

Revenues

Revenues, 2003-2006
in millions of euros

- Health
- Corporate & Financial Services
- Tax, Accounting & Legal
- Legal, Tax & Regulatory Europe
- Education

Organic revenue growth (%)


[1] 2003
2004
2005
2006
3,436
302
1,371
652
448
663
3,261
309
1,296
596
437
623
3,374
309
1,292
621
496
656
3,693
316
1,342
678
534
823
(2)
1
2
3

[1] The 2003 figures referred to in this Annual Report were prepared in accordance with Dutch GAAP. The figures relating to the years 2004-2006 are based upon IFRS.

Revenues by media, 2003-2006
in %

Electronic:
- *Internet / online*
- *Software / CD-ROM*

- Print
- Services


2003
2004
2005
2006
14
55
15
16
13
52
18
17
13
48
19
20
13
44
21
22

Geographical spread of revenues, 2003-2006

in %


2003
2004
2005
2006
Europe
North America
Asia Pacific
Rest of the world
1
3
44
52
1
3
44
52
1
3
44
52
1
4
46
49

Ordinary EBITA

Ordinary EBITA, 2003-2006

in millions of euros


2003
2004
2005
2006
Health
Corporate & Financial Services
Tax, Accounting & Legal
Legal, Tax & Regulatory Europe
Education
Corporate
610
54
217
172
107
103
(43)
516
52
183
138
82
103
(42)
533
59
193
122
100
104
(45)
618
62
228
131
116
120
(39)
Ordinary EBITA margin (%)
18
16
16
17

www.wolterskluwer.com

2006 Highlights and Key Performance Indicators

in millions of euros (unless otherwise indicated)	**2006**	2005	% change	% change in constant currencies
Revenues	3,693	3,374	9	10
Organic revenue growth (%)	3	2		
Ordinary EBITA	618	533	16	16
Ordinary EBITA margin (%)	17	16		
EBITA	618	513	20	21
EBITA margin (%)	17	15		
Ordinary net income	387	327	19	18
Diluted ordinary EPS (€)	1.23	1.06	16	15
Free cash flow	443	351	26	
Diluted free cash flow per share (€)	1.41	1.14	24	
Cash conversion ratio	1.00	1.06		
Return on invested capital (%)	7	7		
Ultimo number of FTEs	18,871	17,419	8	
IFRS figures				
Operating profit	497	432	15	
Profit for the year, attributable to equity holders of the parent	321	260	24	
Diluted EPS (€)	1.03	0.85	21	

Stock listing

Euronext Amsterdam: WLSNc.NA (Bloomberg), WLSNc.AS (Reuters); security code 39590, ISIN code NL0000395903; included in the AEX and Euronext 100 indices

Report of the Executive Board



2006 was a pivotal year for Wolters Kluwer as the company successfully completed its three-year plan to transform and strengthen the company.

Strong Foundation to Accelerate Profitable Growth

Strategy and vision

2006 was a pivotal year for Wolters Kluwer as the company successfully completed its three-year plan, initiated in October 2003, to transform and strengthen the company. Over the last three years, Wolters Kluwer has invested in growth around its leading market positions, reduced costs through structural improvements, reorganized the business to get closer to its customers, and strengthened its financial position.

The transformation plan, completed in 2006, created a strong foundation for Wolters Kluwer as it enters the next era. The company is accelerating profitable growth with its strategy for 2007 and beyond, announced on September 27, 2006, through four strategic actions:

- Grow leading positions in core vertical markets
- Capture key adjacencies
- Exploit global scale and scope
- Institutionalize operational excellence

The strong vertical market positions that Wolters Kluwer has established through a combination of deep customer knowledge, content expertise, and technology know-how, in the context of highly acclaimed and trusted brands, are at the core of this growth program going forward. Leveraging these strengths provides Wolters Kluwer with opportunities to expand its market-leading positions by participating more deeply in professionals' workflows through integrated products and services.

Growth in 2007 and beyond will include expansion into adjacent markets and greater globalization. Across the company, Wolters Kluwer is targeting specific adjacencies, including new customer segments and markets, that enable it to build from its existing positions to capture additional growth opportunities. Similarly, the company is leveraging its assets and capabilities to expand its global presence in new and emerging markets by selectively extending its product lines and platforms. Underpinning this emphasis on growth is a continuous drive for operational excellence - a relentless focus on improving efficiencies throughout the business provides Wolters Kluwer with opportunities to enhance customer relationships, improve time to market with new products, and increase operating margins.

The strategy is supported by the company's vision to be *The Professional's First Choice*, providing information, tools, and solutions to help customers make their critical decisions effectively and improve their productivity.

2006 accomplishments

In 2006, Wolters Kluwer focused on completing its three-year plan. This plan centered on three key strategies to create sustainable growth and improved value for Wolters Kluwer's customers, employees, and shareholders.

Investing in growth around leading market positions

Since 2003, Wolters Kluwer has restored organic growth across all divisions, from (2)% in 2003 to 3% in 2006. Critical to this success has been increased investments in new and enhanced products and improved sales and marketing. These investments have been a key driver of the substantial growth in online and software revenues. During the three-year period Wolters Kluwer increased the percentage of revenues from electronic products across all divisions and geographies, to 43% of 2006 revenues from 31% in 2003. This significant growth was driven by good customer adoption of new online and software products, as well as increased retention of existing products. In addition, investments in sales and marketing were made in all divisions and included enhanced customer retention programs and increased sales force coverage for key customer segments.

Product Development Spending
in millions of euros


2004
2005
2006
220
250
272

Acquisitions made by Wolters Kluwer in 2006 provided the company with opportunities to consolidate leading positions, such as in the German legal market, and to enter high-growth adjacent market segments, such as the medical coding market. Key acquisitions included Healthcare Analytics and ProVation Medical, Inc. in the Health division; TaxWise, ATX/Kleinrock, and Sage products in the Tax, Accounting & Legal (TAL) division; and Carl Heymanns in the Legal, Tax & Regulatory Europe (LTRE) division.

Globalization efforts advanced in several divisions with particular emphasis on expanding the company's presence in Asia Pacific. Health expanded its presence in China and India, and entered the Spanish-language markets of Spain and Latin America with a broader product line. CCH successfully launched country-specific versions of its ProSystem *fx* product in Australia and Canada.

Reducing costs through structural improvements

Across Wolters Kluwer, efforts took place on corporate, divisional, and business unit levels to create operating efficiencies and leverage scale. Specific restructuring efforts in the Netherlands, Belgium, and the United Kingdom were successfully completed. The LTRE division also spearheaded European initiatives to streamline print and paper supply processes, resulting in significant cost savings. In North America, the move towards shared services for technology, human resources, and select finance functions progressed in 2006. Global data center migration continued with over 70% of servers transferred to a data center outsource provider. The use of offshore technology resources to build and maintain online and software solutions increased in 2006, providing additional capacity for launching new products and better cost performance. Throughout Wolters Kluwer numerous Lean Six Sigma initiatives were implemented.

Cost Savings
in millions of euros


2003
2004
2005
2006
29
70
100
128

These improvements have delivered total cost savings of €327 million since 2003 with savings of €128 million in 2006.

Reorganizing to deliver growth

Throughout 2006 the company continued to enhance its ability to deliver growth by making strategic investments in sales and marketing, supporting Wolters Kluwer's emphasis on deep customer knowledge. On a global level the company developed and launched a customer insight program that embeds the voice of the customer in each phase of the product lifecycle – from concept and design through launch.

On a divisional level, several key developments are noteworthy. In LTRE, significant investments were made in sales and marketing, including sales and product training, the introduction of new remuneration and reward schemes, and the addition of sales and marketing staff to strengthen local teams. In Corporate & Financial Services (CFS), the Corporate Legal Services unit reorganized around its four customer-facing markets and Financial Services adopted the new external-facing identity of Wolters Kluwer Financial Services. Similarly, the TAL Law & Business unit's go-to-market identity became Wolters Kluwer Law & Business, unifying its positions in the legal and business compliance markets. Beginning in 2007, the United Kingdom business will be incorporated into Wolters Kluwer Law & Business in order to leverage synergies created by their similar customers and markets.

These efforts and others are designed to provide Wolters Kluwer with deeper customer insights, increased responsiveness to customer needs, and enhanced new product development programs.

Organic revenue growth, 2003 and 2006

in %



2003
2006
2003
2006
2003
2006
2003
2006
2003
2006
2003
2006
7
3.5
0
(3.5)
(7)
Health
Corporate & Financial Services
Tax, Accounting & Legal
Legal, Tax & Regulatory Europe
Education
Total
0
3
(2)
7
(4)
5
(2)
1
(3)
2
(2)
3

Looking forward and outlook

Today's market drivers and trends play to Wolters Kluwer's strengths. The demand for integrated content and workflow solutions is increasing as regulatory and compliance standards grow. Customers prefer to do business with providers that have a deep understanding of their workflows and can provide productivity tools to support their professional requirements. Digital distribution reaching the professional's desktop provides new opportunities for Wolters Kluwer to reach customer segments more cost-effectively and to experiment with different business models. Furthermore, as the professional class increases exponentially in emerging markets, there is significant growth potential for Wolters Kluwer. The strategy for 2007 and beyond positions Wolters Kluwer to accelerate its growth by leveraging these industry trends, its strong vertical market positions, and renowned brands.

Outlook 2007 [1]

Key Performance Indicators, in constant currencies [2]	2007
Organic revenue growth	4%
Ordinary EBITA margin	19-20%
Cash conversion ratio (CAR)	95-105%
Free cash flow	± €450 million
Return on invested capital	[3] ≥ WACC
Ordinary diluted earnings per share	€1.45-€1.55

Divisional guidance for 2007

Organic revenue growth, in %	2007
Health	2-3
Corporate & Financial Services	5-7
Tax, Accounting & Legal	4-6
Legal, Tax & Regulatory Europe	2-4
Education	2-4

Outlook beyond 2007

Key Performance Indicators, in constant currencies	
Organic revenue growth	4-5%
Operating margins (ordinary EBITA margin)	Continuous improvement
Ordinary diluted earnings per share	Double digit growth
Return on invested capital	[3] Exceeding WACC as of 2007
Dividend policy	Progressive
Target net-debt-to-EBITDA ratio	Approximately 2.5x by year-end 2007

[1] It is expected that cost savings for 2007 will achieve a run-rate of €160 million. It is anticipated that the organic revenue growth will accelerate in the second half of 2007, as was the case in 2006 and prior years. In the first quarter of 2007 organic growth is expected to be higher than 2006, reflecting the timing of a large tradeshow for LTRE that occurred in the second quarter of 2006, but is scheduled for the first quarter of 2007. The outlook includes the results of the Education division, pending the outcome of the review of strategic alternatives.

[2] Constant rate €/$=1.26. Changes of the fair value of derivatives that impact the income statement are also eliminated to the extent that these result from currency fluctuations.

[3] WACC (weighted average cost of capital) is currently 8% after tax.

Dividend

Wolters Kluwer will propose at the Annual General Meeting of Shareholders to be held on April 20, 2007, to distribute a dividend of €0.58 per share for 2006 (a 5% increase over 2005). Going forward, Wolters Kluwer intends to have a progressive dividend policy. A dividend of €0.58 corresponds with a dividend yield of 2.7% over the closing share price of December 31, 2006.

In line with previous years, and indicating a strong belief in the future of the company, Wolters Kluwer proposes to allow its shareholders to choose between a distribution in the form of cash or stock. After acceptance of the proposal at the Annual General Meeting of Shareholders, the shareholders will be asked to make their choices known. The stock dividend ratio will be set on April 27, 2007 (after the close of trading). The cash distribution will be payable as of May 3, 2007.

For more information, see → www.wolterskluwer.com.

Divisions

Wolters Kluwer Health plays a leading role in driving medical excellence.

Its products and services are used by professionals and organizations in almost every aspect of healthcare and across the world to advance knowledge and its application to improve patient care.



Health

2006 revenues

Health

22% of total revenues



■ €823 million

$1,036 million

Regional spread of operations and employees

Health has operations and customers worldwide, with approximately 2,700 employees.



Wolters Kluwer Health

Wolters Kluwer Health is uniquely positioned to make a major contribution to the transformation of healthcare through the application of information. Its leading brands, deep content, advanced platforms, and extensive relationships across the healthcare system provide an unmatched opportunity to create integrated solutions.

The division is organized into four market-centered business units to serve the information needs of its diverse customers.

Pharma Solutions provides marketing and publications services, business intelligence products, and advanced analytical tools and services to support life sciences professionals from discovery through development and distribution.

Medical Research offers medical, scientific, and academic information research solutions for medical and academic researchers.

Professional & Education produces textbooks and point-of-learning systems for healthcare education, as well as reference books and journals for physicians, nurses, allied healthcare professionals, and students.

Clinical Solutions delivers critical information, tools, and workflow solutions at the point-of-care, including referential and embedded drug information, evidence-based medicine guidelines, synoptic content, and documentation and coding.

2006 accomplishments

In 2006, Wolters Kluwer Health continued to focus on strengthening its leading positions while building broader platforms that deliver increased value to customers and create sustainable competitive advantage and growth.

The division launched numerous products to drive future growth in its core businesses, including a robust frontlist of new educational and professional titles; thePoint, an online point-of-learning platform for nursing, medical, and health professionals, students, and educators; new journals including *Nursing2006 Critical Care* and *Men in Nursing*; new tools integrating its Facts & Comparisons and Medi-Span products; and new business intelligence products to serve the pharmaceutical industry.

Health made significant investments in its sales organization, including introducing new channel models, expanding its sales coverage in a number of key global markets, and increasing its sales support in key customer segments.

The acquisition of Healthcare Analytics and ProVation Medical significantly expanded Health's market positions in pharmaceutical data solutions and in procedural documentation and coding, respectively. The division also continued to expand its global positions, extending its Spanish-language program in Spain and Latin America, as well as increasing its direct operations in India and China.

Pharma Solutions' primary focus in 2006 was centered on integrating the Healthcare Analytics acquisition. This group, formed from the acquisition of NDC's Information Management business in 2005, is an important component of the division's long-term growth strategy. The unit also achieved new sales growth from expansion of the Spanish-language business and the introduction of new business intelligence solutions. This performance was

JEFFERY MCCAULLEY United States, 1966, CEO, Wolters Kluwer Health

Jeff McCaulley has been CEO of the Wolters Kluwer Health division since December 2004. He began his career with GE Medical Systems, where he held numerous positions of increasing responsibility over a 13-year period, including executive and senior executive positions. He last served as President and Chief Executive Officer of GE Clinical Services, the leading provider of comprehensive biomedical services to the healthcare industry. Prior to joining Wolters Kluwer, Mr. McCaulley was Vice President and General Manager of Medtronic's Global Diabetes, the leader in the design, development, manufacturing, and marketing of advanced device and information systems for the management of diabetes. Mr. McCaulley is a summa cum laude graduate of the University of Cincinnati with a Bachelor of Science degree in Aerospace Engineering. He also holds an executive MBA from Vanderbilt University, the Owen Graduate School of Management.



Customers

Allied health professionals
Hospital administrators
Life sciences executives, researchers, developers, marketers, and sales professionals
Managed care professionals
Medical, scientific, and academic researchers
Nurses
Pharmacists
Physicians
Professional society members
Students and teachers in healthcare professions

Brands

Adis
Clin-eguide
ClinicalResource@Ovid
Facts & Comparisons
Lippincott Williams & Wilkins
Medi-Span
Ovid
ProVation Medical
Source®

offset by softness in pharmaceutical promotion programs such as books, vouchers, and medical communications related to new product launches.

In 2006, Healthcare Analytics renewed its service contracts for 2007 with key pharmaceutical customers, but experienced significant price compression in its traditional targeting and compensation product lines.

Medical Research continued to generate strong growth from its core online platform, Ovid, throughout 2006. The unit further increased its market leadership with the successful launch of the LWW Archive, a journal archive product available through the Ovid platform. Ovid introduced PubFusion 2.0, an online content management system for publishers, pharmaceutical companies, and other businesses. In order to better capitalize on future growth opportunities, the unit created two functional groups: Medical Research, which will focus on further strengthening the division's online content and tools, and LWW Journals (now part of Professional & Education), which will focus on enhancing the publishing and journals business by creating new content and expanding key society and industry relationships.

Professional & Education's nursing and medical segments delivered strong results driven by greater sales of existing products combined with an aggressive new product development program. In nursing education, growth in new adoptions was supported by new products, enhanced sales coverage, and increased school enrollments. The introduction of thePoint, an online point-of-learning platform, was rewarded by strong adoption during the year. In medicine, the unit benefited from a very strong frontlist, particularly in radiology.

Clinical Solutions delivered strong performance in its core Medi-Span and ProVation products. The unit launched a number of new products, including Integrated Facts & Comparisons (iF&C), Price Rx, and ProVation MultiCare™. iF&C, which combines F&C and Medi-Span capabilities to provide enhanced user productivity, saw positive market acceptance from pharmacy customers. This helped to offset the continued decline in F&C's core print products as customers migrate to online solutions. The launch of Price Rx, a software tool that allows for accurate price tracking of prescription drugs, was also well-received by pharmaceutical manufacturers and payers. ProVation MultiCare is the first procedural documentation and coding solution to serve the entire multi-care team, including the surgeon, anesthesiologist, and nurses. The unit continued to make progress toward building a leading position in the point-of-care market by expanding its relationships with electronic medical record partners, including signing a long-term contract with AllScripts for custom content and e-prescribing information.

in millions of euros



2003
2004
2005
2006
663
103
623
103
656
104
823
120

- Revenues
- Ordinary EBITA

in %



2003
2004
2005
2006
16
17
16
15
0
3
4
3

- Organic revenue growth
- Ordinary EBITA margin

Financial performance

Health's 2006 revenues reached €823 million, an increase of 25% over 2005, mainly as a result of the acquisition of Healthcare Analytics, which was added to the Pharma Solutions unit. Organic revenue growth was 3%, with particularly good performance at the Professional & Education unit with strong sales in the Nursing segment and positive results at Ovid, fueled in part by new online archive offerings of historical content. Organic growth for 2006 was impacted by lower journal print revenues, in part as a result of a loss of a key journal at Medical Research, as announced in 2005, and softness in marketing and advertising spending among its key pharmaceutical customers. Ordinary EBITA margin declined from 16% to 15% driven largely by increased investments, such as thePoint, Ovid's next-generation platform, expansion of sales operations in the United States and globally, additional data purchases for Healthcare Analytics, and higher royalty expenses.

Financial performance

in millions of euros (unless otherwise indicated)

	2006	2005
Revenues	823	656
Ordinary EBITA	120	104
Ordinary EBITA margin (%)	15	16
CAPEX	21	11
FTEs ultimo (number)	2,679	2,168

2007 focus

In 2007, Wolters Kluwer Health will continue to expand its leading position in Professional & Education, with primary focus on extending both book and journal proprietary content positions in core therapeutic areas under its Lippincott Williams & Wilkins brand, as well as continuing to expand its global footprint. Recent and pending product introductions and sales force investments are intended to increase Clinical Solutions' leading position in the point-of-care market. In 2007, the business also will launch new specialties for its ProVation documentation and coding solutions, new workflow capabilities in its Clin-eguide evidence-based medicine solutions, and new enhancements in its ClinicalResource@Ovid synoptic content solutions. In the drug information area, the business will further strengthen its leading position in the retail pharmacy space and increase its share of the hospital pharmacy, electronic medical records, and pharmaceutical manufacturers segments.

The Medical Research business will introduce its next-generation Ovid platform, OvidSP, setting the stage for rapid development and customer enhancements over the coming years. These enhancements will preserve Ovid's position as the most relevant medical and academic search platform. Health will strengthen its positions in the pharmaceutical data market by building out the Source® product suite at Healthcare Analytics, especially its anonymous patient-level data offerings, and launching the first phase of its new technology platform that will greatly increase integration and customization for customers. The division also will continue to develop local content in select markets, including China, Spain, and Latin America.

Lastly, the division's drive for operational excellence will continue with the expansion of its Lean Six Sigma program throughout the organization, focused on improving the speed, quality, and cost efficiency of all its functional areas.

Divisions

Corporate & Financial Services

Wolters Kluwer Corporate & Financial Services is a leading U.S. services and solutions provider for legal, banking, securities, and insurance professionals. The division's offerings include comprehensive content, technology, analytics, services, and solutions in the areas of compliance, litigation, governance, and intellectual property.



1-19

2006 revenues

Corporate & Financial Services

15% of total revenues



□ €534 million

$670 million

Regional spread of operations and employees

Corporate & Financial Services has operations and customers in the United States, with approximately 3,200 employees.



Wolters Kluwer Corporate & Financial Services

The division is organized into two customer-facing units – Corporate Legal Services and Wolters Kluwer Financial Services – that meet the unique needs of the professionals it serves.

Corporate Legal Services (CLS) provides intelligent software and service solutions that empower legal professionals to more effectively manage information, speed workflows, and make critical decisions. CLS is the market leader in corporate compliance and governance services and solutions for:

- managing statutory representation, corporate entity compliance transactions, and jurisdictional and securities compliance;
- UCC products and services for corporate due diligence, secured lending, bankruptcy, and real estate;
- matter management and e-billing software and services, litigation support software, and eDiscovery services;
- innovative trademark research offerings.

Wolters Kluwer Financial Services (WKFS) brings together industry-leading brands that provide innovative regulatory compliance solutions using its industry and content expertise, analytics, technology, and services to improve processes and minimize customers' compliance risk. The unit's comprehensive solutions include integrated software, documents, analytics, training, and consulting and advisory services in the critical areas of lending, new accounts, deposits, securities, corporate actions and capital changes, anti-money laundering, and insurance compliance.

2006 accomplishments

Corporate & Financial Services (CFS) delivered another year of strong organic growth and margin expansion fueled by improving growth and execution in its core markets and steady progress in executing its product and market segment extension strategy. CLS continued its extension into the litigation support and services market while WKFS successfully penetrated the national bank market with its innovative Expere compliance content product.
In keeping with Wolters Kluwer's commitment to customer focus, CFS continued its focus on collaboration with customers throughout the product development process, including with one of the top five U.S. banking institutions in the implementation of Expere. CFS units also expanded their operational excellence initiatives in the areas of Lean Six Sigma, offshoring, and software development quality.

Corporate Legal Services

CLS showed significant growth in 2006 across all of its markets and products. To improve its customer focus and execution, CLS reorganized its operations into four market-facing groups: CT Compliance & Governance, UCC Solutions, Litigation Solutions, and Trademark Solutions.

CT Compliance & Governance achieved solid growth in its registered agent services, corporate transactions, and UCC solutions, along with strong sales of its hCue corporate governance software, and also reached an all-time high renewal rate for registered agent services. CT's hCue was named Records Management Software of the Year by *Law Technology News®* in 2006. Twelve new products were launched, including the industry's first business entity monitoring solution, which helps customers mitigate risk by sending them timely email notification of changes in the status of business entities. CLS successfully integrated The Delaware Company into its BizFilings line of business, providing an even stronger presence for the unit's registered agent

CHRISTOPHER A. CARTWRIGHT United States, 1965, CEO, Wolters Kluwer Corporate & Financial Services, and President, Wolters Kluwer North America Shared Services

Christopher Cartwright is CEO of the Wolters Kluwer Corporate & Financial Services division. Mr. Cartwright also serves as President of the Wolters Kluwer North America Shared Services group. Prior to his current position, Mr. Cartwright held several positions with Wolters Kluwer, including CEO of Wolters Kluwer Legal, Tax & Business North America, and President and CEO of CCH Legal Information Services. Under his leadership, CCH Legal Information Services experienced rapid organic revenue growth, expanded software-based services and products, and completed a series of successful acquisitions. Before joining Wolters Kluwer in 1997, Mr. Cartwright served as a Senior Vice President for Christie's International Inc., where he was responsible for North American auction operations. Previously, he was a management consultant in the Strategic Management Services Group of Coopers & Lybrand. Mr. Cartwright earned his bachelor's and master's degrees from the University of Texas at Austin, where he graduated with honors.



Customers

Banks
Brokerage companies
Broker-dealers and investment advisers
Corporate law departments
Credit unions
Indirect lenders
Insurance firms
Law firms
Mortgage lenders
Mutual fund companies
Thrift institutions

Brands

Corporate Legal Services

BizFilings
CT
CT Corsearch
CT Summation
CT TyMetrix
UCC Solutions

Financial Services

AuthenticWeb
Bankers Systems
CCH Capital Changes
CCH Wall Street
Expere
GainsKeeper
GulfPak
NILS INSource
PCi
Uniform Forms
VMP Mortgage Solutions

business. CCH's Business Owner's Toolkit also was integrated into the BizFilings portfolio, further capitalizing on synergies in reaching the small business marketplace.

UCC Solutions delivered rapid organic growth from continued gains in market share due to strong operations execution, effective selling, and an ongoing stream of product innovations including real-time state UCC searching, a new mortgage lien filing system, automated monitoring for corporate and UCC events, and a new order processing system. This growth is attributed directly to significant efforts over the last three years in understanding clients, including ongoing customer intimacy initiatives, market research, workflow analysis, feedback from its Customer Advisory Board, and customer validation. CLS's Executive Bridge Network, where each department head takes executive ownership of key accounts, has further led to greater customer understanding and contact throughout the unit.

Litigation Solutions more than doubled the number of new agreements, representing a 192% increase in new contract value while securing very high retention rates for its CT TyMetrix product. CT Summation and CT Summation CaseVault experienced solid product innovation and growth in the market. Both products were recognized by the readers of *Law Technology News®* as 2006 Products of the Year in the Litigation Support Software and Electronic Data Discovery categories respectively.

Trademark Solutions achieved significant growth in the flagship Corsearch® Advantage™, supported by dramatic expansion of the product to include access to trademark research in 25 additional countries outside the United States and Canada.

Wolters Kluwer Financial Services

The Financial Services unit began 2006 by re-branding itself as Wolters Kluwer Financial Services, which better conveys the broad range of compliance and workflow automation products it offers across the banking, insurance, securities, and mortgage markets. After only one year, a brand audit showed that awareness of the brand is high and its overall impression is very favorable. A new corporate portal for WKFS was launched, www.WoltersKluwerFS.com, which supports the new identity and includes online catalogs for purchasing WKFS products.

WKFS's improved financial performance was driven by better execution in its core markets, the increased breadth and depth of its product portfolio in high-priority segments, and cost reductions achieved by integrating acquisitions and streamlining, standardizing, and automating key processes through its adoption of Lean Six Sigma as a continuous improvement methodology.

WKFS also successfully launched the Expere products into the market after several years in development. Expere allows customers to manage their compliance documentation in one master XML-based content library, incorporate business rules specific to their organization, and then deliver required documentation through integration with different delivery platforms serving various sales channels. The Expere family of integrated compliance products has provided WKFS with a strategic entry into the large bank market.

PCi's continued investment in its professional consulting team has facilitated strong sales of banking analytics enterprise-class solutions to customers, including one of the top five mortgage originators in the United States. WKFS's financial intelligence solutions also contributed to revenue growth after being aligned with PCi. In addition, the 2006 acquisition of GulfPak has been fully integrated into WKFS, expanding growth opportunities in the Southeastern United States and strengthening the unit's leading position in the community and regional bank market.

As part of the GainsKeeper suite of tax-planning investment tools, WKFS launched BasisPro, which enables investors to accurately determine a stock's cost basis. The NILS insurance business achieved the highest organic sales growth in the past nine years due to major product enhancements, improved publication currency, and the consolidation of the Uniform Forms product into NILS INSource insurance content platform.

The realignment and increase of WKFS's sales resources at the end of 2005 also helped to increase revenues in 2006.

Revenues and ordinary EBITA, 2003-2006

in millions of euros


2003
2004
2005
2006
448
107
437
82
496
100
534
116

- Revenues
- Ordinary EBITA

Organic revenue growth and ordinary EBITA margin, 2003-2006

in %


2003
2004
2005
2006
24
19
20
22
(2)
5
6
7

- Organic revenue growth
- Ordinary EBITA margin

Financial performance

With revenues in 2006 reaching €534 million, CFS achieved total growth of 8% and organic revenue growth of 7% over 2005 results. This success is due both to strong markets for its products and services and to the effective execution of its strategy to serve multiple market segments in the deep vertical markets in which it competes with a suite of complementary and integrated products that consistently improves in breadth, depth, and ease of use. Both CLS and WKFS increased organic sales growth and expanded profit margins in 2006. CFS's ordinary EBITA margin increased from 20% in 2005 to 22% in 2006.

Financial performance

in millions of euros (unless otherwise indicated)

	2006	2005
Revenues	534	496
Ordinary EBITA	116	100
Ordinary EBITA margin (%)	22	20
CAPEX	24	12
FTEs ultimo (number)	3,187	2,932

2007 focus

The division will continue its focus on supporting Wolters Kluwer's strategy to accelerate profitable growth in 2007. CLS will grow its leading positions by expanding the functionality of its core platforms in each of its key market areas, including CT's hCue and CTAdvantage.com in Compliance & Governance; iLienOnline in UCC Solutions; CT Summation iBlaze/WebBlaze and Enterprise, CT Summation CaseVault, and CT TyMetrix 360° in Litigation Solutions; and Corsearch® Advantage™ in the Trademark Solutions area. The unit also will focus on growth through key adjacencies such as motor vehicle in UCC Solutions and new market segments of the corporate legal and insurance claims businesses. Operational excellence will continue to be a focus in 2007 with Lean Six Sigma methodologies being implemented in key areas such as back-office fulfillment functions.

WKFS will continue to leverage its leading market position to retain and grow core customers by delivering more electronic and integrated solutions and intensifying customer intimacy initiatives. The unit will expand its strategic advisory services and consulting offerings for the banking market and increase value-added content solutions supporting indirect lending transactions. It will continue to improve sales and marketing effectiveness in reaching new markets. WKFS also will extend its Lean Six Sigma initiatives, with particular focus on improving integration of acquisitions and completing the expansion of SAP in back-office functions.

Wolters Kluwer Tax, Accounting & Legal is a market-leading provider of research, software, and workflow tools in tax and accounting and in specialized key practice areas in the legal and business compliance markets.

Divisions



Tax, Accounting & Legal

2006 revenues

Tax, Accounting & Legal

18% of total revenues



■ €678 million

$849 million

Regional spread of operations and employees

Tax, Accounting & Legal has operations and customers in the United States, Canada, Europe, and Asia Pacific, with approximately 4,500 employees.



Wolters Kluwer Tax, Accounting & Legal

The division is organized into two customer-facing units – Wolters Kluwer Tax and Accounting and Wolters Kluwer Law & Business – to meet the unique needs of the markets it serves.

Wolters Kluwer Tax and Accounting, which operates in the market as CCH, a Wolters Kluwer business, continues to extend its leadership position in tax and accounting research and compliance by delivering innovative integrated research and software solutions that provide a strategic business advantage to its customers. Customers include professionals in small, medium, and large accounting firms and corporate tax and auditing departments that rely on the unit's research, software, and workflow solutions to help enhance their productivity and increase value to their clients. The Tax and Accounting unit holds major market positions in the United States, Canada, and Asia Pacific.

Wolters Kluwer Law & Business is a leading information and solutions provider in key legal practice specialties and business compliance areas. It delivers market-leading proprietary educational, analytical, and primary law content and related forms and workflow tools in such specialty areas as securities, corporate law, banking, bankruptcy, trade regulation/antitrust, franchising, environmental law, intellectual property, employment law, human resources, pension, healthcare, and international law. Customers include law firms, corporate counsel, law schools, and business and compliance professionals. In 2006, the Law & Business unit primarily served the U.S. market.

2006 accomplishments

Tax, Accounting & Legal (TAL) continued its strong contribution to the success of Wolters Kluwer's three-year strategy throughout 2006. In the tax and accounting market, TAL continued to grow its presence, further extending its market leadership in tax and accounting through organic growth and by reaching new customers in small and midsize firms through strategic acquisitions. In the legal market, the division continued to strengthen its niche position in strategic legal specialty areas. Both units continue to benefit from changes in the legal and regulatory climate in the United States, including the ongoing impact of Sarbanes-Oxley as well as ongoing tax and pension reform initiatives. TAL began implementing Lean Six Sigma initiatives throughout the division in 2006, and, at the unit level, Law & Business achieved cost savings from editorial production outsourcing as well as the move to print on demand, new sourcing initiatives, and leveraging newsletter production within an existing in-house facility.

Wolters Kluwer Tax and Accounting

The Tax and Accounting unit successfully continued its efforts to create the most comprehensive suite of tax and accounting content and tools in the industry through both acquisition and organic growth. The acquisitions of ATX/Kleinrock and TaxWise, which serve the small and midsize firm market, now strategically position CCH as the only provider that spans the integrated research and software needs of firms across all market segments. This market position provides the unit with future growth opportunities as it continues to build out its product suites to serve the broad spectrum of customer needs. Organic growth was strong in 2006 as customers more fully adopted CCH's core paperless workflow solutions, including ProSystem *fx* Document, Engagement, and Tax.

KEVIN ROBERT United States, 1956, CEO, Wolters Kluwer Tax and Accounting

Kevin Robert is CEO of Wolters Kluwer Tax and Accounting. Previously, Mr. Robert served as President and CEO of CCH Tax Compliance. During his more than 25 years with CCH, he has worked extensively in sales and marketing and was instrumental in the development and launch of such highly successful products as the company's first web-based research service, CCH Internet Tax Research NetWork, and the company's core tax preparation software product, ProSystem *fx* Tax. Mr. Robert also was Director of Customer Service for CCH INCORPORATED, implementing new order management and customer service systems. Mr. Robert holds a bachelor's degree from the University of New Orleans and an MBA from Pepperdine University, Malibu, California.

ROBERT BECKER United States, 1954, CEO, Wolters Kluwer Law & Business

Robert Becker has been CEO of Wolters Kluwer Law & Business since July 2003. Prior to joining Wolters Kluwer, he was CEO of Jupiter-MediaMetrix, a publicly held internet measurement and research firm. His extensive leadership experience in the global media and information services industry includes 13 years at The Thomson Corporation where he served in both group and business unit CEO roles in the legal, regulatory, intellectual property, and insurance industry sectors. Mr. Becker also ran a technology-based internet start-up firm and spent nine years with PriceWaterhouse. Mr. Becker is a CPA and holds a bachelor of science degree from Marquette University, Milwaukee, Wisconsin, and an MBA from the University of Connecticut, Stamford, Connecticut.



Customers

Accounting firms
Business compliance professionals
Corporate legal counsel
Corporate tax and auditing departments
Law firms
Legal educators

Brands

Tax and Accounting
ATX
CCH
CANTAX
Kleinrock
ProSystem *fx*
Taxprep
TaxWise

Law & Business
Aspen Publishers
CCH
Kluwer Law International
Loislaw

CCH has made in-depth customer knowledge a top priority. The unit's goal is to serve as a strategic partner to professionals and continuously learn from its customers so that it can respond with the best solutions to meet customer requirements. CCH's focus on customer learning has included more than 1,000 hours spent side-by-side with customers, and this knowledge is embedded in products being created by CCH today.

During the year, CCH also focused on maintaining market leadership and positioning itself for future growth through investments in its research platform, knowledge management, and .Net initiatives. CCH also advanced its globalization efforts with strong performance in Asia Pacific and Canada where it is successfully rolling out country-specific versions of ProSystem *fx* products.

In 2006 CCH Canadian, which holds the leading position in the tax preparation market, became the first provider to offer an integrated suite of value-added tools to support the needs of accountants by leveraging ProSystem *fx* product technology for the Canadian market.

Tax and Accounting further solidified its position among customers as their first choice, with 100% of the Top 100 firms partnering with CCH. Additionally, CCH continued to build on its leading position in China with organic growth of over 40% for the year and positioned itself for future growth through increased investments in sales and marketing management.

Wolters Kluwer Law & Business

Wolters Kluwer Law & Business continued to show profitable organic growth through the extension of its superior content and an increased array of workflow tools, supported by market forces that included increased regulatory complexity in key areas such as pension and securities law. During the year, Law & Business introduced 12 online libraries, which give practitioners access to an unparalleled collection of materials from the unit's major imprints, Aspen Publishers, CCH, and Kluwer Law International. This action further supports the unit's focus on integrating Aspen Publishers and CCH content where possible, providing customers with unique insight and analysis combined with primary resources in the context of their day-to-day work.

Wolters Kluwer Law & Business is capitalizing on the increasing adoption of technology by its customers to deliver not only content, but also actionable knowledge. For example, the online integrated libraries Law & Business successfully launched during the year embed an innovative taxonomy approach which adds data intelligence as well as tools to its comprehensive content, thereby providing content in context, and enabling customers to act on information within their workflows.

Law & Business, the second largest provider in the U.S. law school market with expertly authored casebooks and a complete line of study aids, achieved double-digit growth in the law school market in 2006. The unit introduced its first all-electronic courseware for legal writing and research, and launched AspenLaw Studydesk software, enabling the electronic integration of a law student's work with Aspen's study aids.

Law & Business also further developed its position through its Kluwer Law International brand as a leader in the fast-growing segment of English-language international and European legal content.

Supporting its integrated focus, the unit adopted the new external-facing identity of Wolters Kluwer Law & Business, creating a single presence in the legal and business compliance markets.


in millions of euros
2003
2004
2005
2006
652
172
596
138
621
122
678
131
Revenues
Ordinary EBITA


in %
2003
2004
2005
2006
26
23
20
19
(4)
0
4
5
Organic revenue growth
Ordinary EBITA margin

Financial performance

In 2006, TAL recorded revenues of €678 million, an increase of 9% over 2005 with organic revenue growth of 5%. Organic revenue growth was mainly driven by CCH in the United States, which experienced strong demand for its workflow tools for tax, accounting, and audit professionals. Wolters Kluwer Law & Business also realized solid organic growth, reflecting the success of the unit's online research products and its law school publishing program. The division expanded its portfolio of workflow-oriented software products by targeted acquisitions, such as ATX/Kleinrock and TaxWise/UTS.
The ordinary EBITA margin decreased from 20% in 2005 to 19% in 2006, mainly due to the investments made in the division's next-generation research and .Net platforms.

Financial performance

in millions of euros (unless otherwise indicated)

	2006	2005
Revenues	678	621
Ordinary EBITA	131	122
Ordinary EBITA margin (%)	19	20
CAPEX	12	11
FTEs ultimo (number)	4,463	3,876

2007 focus

Supporting the company's strategy to accelerate profitable growth, CCH will focus on growing its market leadership across all segments from small to large firms and on further executing on its paperless office and integrated content and software strategies. The integration of the ATX/ Kleinrock and TaxWise acquisitions will be a key priority in 2007.

The unit also will continue globalization of the ProSystem *fx* suite, expanding applications in Canada and Australia as well as exploring opportunities in New Zealand and Malaysia. Further expansion into emerging markets will continue, particularly in India and China, with plans for several subscription and co-published titles in China. Wolters Kluwer Law & Business will focus on four core areas related to profitable growth during 2007: content creation and enhancements; electronic revenue growth; workflow tools and solutions development; and operational efficiencies. At the start of 2007, Wolters Kluwer U.K. will begin reporting to Wolters Kluwer Law & Business, leveraging synergies across the units. Across the division, operational excellence will continue to be driven through broadened Lean Six Sigma and additional outsourcing initiatives.



Divisions

Legal, Tax & Regulatory Europe

Wolters Kluwer Legal, Tax & Regulatory Europe offers a broad range of information, software, and services to law firms, accounting firms, corporations, and governments. In each country where it is present, the division has established strong partnerships with its customers to enable innovative product development, delivery of integrated online and software solutions, and access to key authors and subject matter experts.

2006 revenues

Legal, Tax & Regulatory Europe

36% of total revenues



€1,342 million

$1,686 million

Regional spread of operations and employees

Legal, Tax & Regulatory Europe has operations and customers across Europe, with approximately 7,900 employees.



The division is organized into units by country and focuses on the growth potential of six customer segments:

- legal;
- fiscal/financial;
- human resources;
- public and government administration;
- health, safety, and environment;
- transport.

As the market leader in Europe, many of the division's brands have a strong heritage in local markets.

2006 accomplishments

The Legal, Tax & Regulatory Europe (LTRE) division continued to contribute to the success of Wolters Kluwer's three-year strategy throughout 2006, most importantly, restoring vital top-line growth to the division. LTRE further extended its market leadership through aggressive growth of its electronic products, strategic expansion into new geographical and market areas, and focused investments in sales and marketing.

The division successfully capitalized on increased regulatory requirements which expanded the group of professionals requiring training, productivity tools, and digital access to information on their desktop. Supporting this success has been a commitment to working closely with customers to thoroughly understand their workflows as part of the division's ongoing product development initiatives. For example, in Italy, the development of Suite LaLegge – a product suite providing all the tools an attorney needs to manage a case – included more than 250 hours of input from customers, opinion leaders, and experts from across the legal market before it was introduced. In its first nine months on the market, more than 2,000 customers in midsized legal offices purchased Suite LaLegge.

Kluwer, the Netherlands, also capitalized on customer demand for greater access to information from their desktop. Navigator Pro, which launched to a very strong reception in 2006, is designed for professionals in law, accountancy, tax, public administration, and business. By integrating information from Kluwer, the customer, and third parties with a state-of-the-art search engine, Navigator enables professionals to conduct all their research from their desktop via a single, integrated search solution, saving valuable time and delivering direct results.

Revenues from electronic products showed significant growth, more than offsetting the decline of print. Particularly strong results came from the division's focus on providing integrated information solutions. Wolters Kluwer Belgium launched MonKEY, a powerful, intelligent search engine providing a single gateway to up-to-date information, tools, checklists, models, and forms tailored to customers' needs. Strategically, MonKEY enables Wolters Kluwer Belgium to reach deeper into its customers' workflows and serves as a cornerstone of the unit's strategy for developing a virtual office for Belgian tax, accountancy, audit, and financial professionals. Other information solutions introduced include Jogtár, a Hungarian market-leading legal reference tool for European Union and Hungarian regulation, and a number of electronic workflow solutions in Italy, including Break Point for high-end tax professionals and Legal Library, an online resource for legal professionals. France also experienced strong revenue performance from its online portfolio, including Lamyline Reflex for legal professionals. In Spain, the launch of Todos gives legal professionals easy access to Spain's

ROLV EIDE Norway, 1954, CEO, Wolters Kluwer Legal, Tax & Regulatory Europe

Rolv Eide has been CEO of Wolters Kluwer Legal, Tax & Regulatory Europe since November 2003. He joined Wolters Kluwer from Tele Atlas Europe, where he was Chief Operating Officer. From 1985 to 2001, he worked with Dun & Bradstreet, concluding his service there as Executive Vice President. His extensive experience throughout Europe includes the development of electronic platforms for corporate customers in search of critical business information. Mr. Eide's knowledge of business and sales and marketing is helping to advance the division's strategy to expand its market positions and increase operational efficiencies across Europe through shared services. Mr. Eide holds a degree in Business Administration from the University of Stockholm.



Customers

Corporations
Government agencies
Professionals in:

- Accounting
- Banking
- Finance
- Fiscal
- Human resources
- Insurance
- Legal
- Regulatory
- Securities
- Transport

Brands

A3 Software
ABC
Akadémiai Kiadó
Akelius
AnNoText
ASPI
Carl Heymanns
CarlLink
CCH
CEDAM
CISS
CompLex
Croner
DeAgostini Professionale
Ecoiuris
Éditions Dalian
Especial Directivos
Groupe Liaisons
IPSOA
IURA
Kluwer
LA LEY
Lamy
LEX
Luchterhand
Magnus Informatik
Nolis
Norstedts Juridik
Oficyna
Osra
Teleroute
Transwide
UTET Giuridica
Werner Verlag

databases through state-of-the-art search engines, based on semantic search.

LTRE successfully expanded into new markets and geographies in 2006. In partnership with legal publisher Coimbra Editora, LTRE entered the Portuguese legal market, leveraging Wolters Kluwer's expertise in content, knowledge management, and technology with Coimbra Editora's author network and in-country knowledge. CISS strengthened its leading position in Spain's legal information sector through the incorporation of FITAX, the market-leading information provider for tax advice services in the Basque region. As result of merging the CISS and FITAX databases, customers gained comprehensive access to nationwide business and accountancy information. Wolters Kluwer Belgium expanded into Luxembourg to provide country-specific solutions to professionals in that market.

Strong revenue growth, increased sales of electronic products and services, as well as increased book sales in Central and Eastern Europe demonstrate the potential of these emerging markets for the division.

Restructuring efforts in the United Kingdom continued, and, at the start of 2007, this group began reporting to Wolters Kluwer Law & Business, leveraging synergies across the units.

The acquisition of Carl Heymanns Verlag KG further expanded Wolters Kluwer's leadership in the academic and legal publishing market in Germany, and, on a smaller scale, the acquisition of Schulinck in the Netherlands broadened the position in the Dutch governmental market.

Strategic investments were made in sales and marketing across the division, supporting Wolters Kluwer's focus on knowing customers and growing customer share. These investments, which included training, new remuneration and reward schemes, and additional staff to strengthen local teams, already have resulted in revenue growth. Examples include an exclusive contract with the Polish Parliament to provide government professionals with legal information, an agreement with the Dutch government to make the digital information resources that Wolters Kluwer delivers to local government officials also available to the public, and an exclusive contract with the French Association of University Libraries to provide 43 of its libraries with online service for legal professionals.

LTRE's cross-divisional supply chain optimization initiatives focus on increasing efficiencies and reducing costs. In 2006, these efforts resulted in considerable streamlining of the paper and print process, including significantly reducing the number of paper suppliers and printers.

The transport business of Wolters Kluwer, known in the market under the well-respected brand names of Teleroute, Transwide, and Nolis, focuses on serving customers with freight exchange information, software, and services across Europe. In 2006 the unit continued to invest in integrated complete solutions and strengthen its customer relationships. Teleroute signed agreements with Schenker and GEFCO, two of the main logistics companies in Europe, and pursued its geographical expansion in Eastern Europe by extending its presence in Romania and Bulgaria. Transwide began its expansion overseas by making its first steps in the United States.

in millions of euros


2003
2004
2005
2006
1,371
217
1,296
183
1,292
193
1,342
228

- Revenues
- Ordinary EBITA

in %


2003
2004
2005
2006
16
14
15
17
(2)
(2)
(1)
1

- Organic revenue growth
- Ordinary EBITA margin

Financial performance

The LTRE division generated revenues of €1,342 million, 4% above 2005 with organic revenue of 1%. Strong organic revenue growth was achieved in Central and Eastern Europe, Spain, Italy, and, to a lesser extent, France. Belgium and the Netherlands also generated modest growth. Restructuring efforts in the United Kingdom continued in 2006. Across Europe, electronic product offerings saw growth that more than offset the decline of the legacy print products. The ordinary EBITA margin improved from 15% in 2005 to 17% in 2006, resulting from positive organic revenue growth and the positive effects of the restructuring program.

Financial performance

in millions of euros (unless otherwise indicated)	**2006**	2005
Revenues	1,342	1,292
Ordinary EBITA	228	193
Ordinary EBITA margin (%)	17	15
CAPEX	37	44
FTEs ultimo (number)	7,145	7,051

2007 focus

In 2007, LTRE's key growth initiatives will include expanding its leading positions through greater application of customer insight, continuing to drive online migration, and enhancing sales and marketing approaches. The division will further expand into adjacent markets such as e-learning segments and extend its global reach through continued expansion in Eastern Europe. LTRE will exploit its global scale by rolling out successful products across Europe as well as continuing development of ATLAS, Wolters Kluwer's global research platform for legal, tax, and regulatory markets. LTRE's operational excellence initiatives throughout Europe will include implementing standardized, common finance processes and launching new sourcing initiatives in such areas as pre-press production, marketing and sales, human resources services, and information technology.

Education

Wolters Kluwer Education sets the standard in teaching and learning in the European educational world, combining high-quality content, didactic understanding, and the latest technology to offer educators and students new, more effective and engaging ways of teaching and learning.



Education

2006 revenues

Education

9% of total revenues



€316 million

$399 million

Regional spread of operations and employees

Education has operations and customers in seven European countries, with approximately 1,450 employees.



Wolters Kluwer Education

Education holds leading positions in primary, secondary, and vocational education, with educational resources that support teachers and motivate students of all abilities. The division collaborates with high-caliber partners and associates to create value for its customers and to strengthen its position as a premier provider of teaching and learning solutions in seven European countries: the Netherlands, Sweden, the United Kingdom, Germany, Belgium, Austria, and Hungary.

2006 accomplishments

Education continued to focus on meeting the changing requirements of customers through the development of superior and innovative content in 2006. The division added to its successful portfolio of blended learning resources, ensuring that print and electronic material, including an online test and assessment service, are designed in parallel and inextricably linked to iconic brands. The division's strategic approach to integrated publishing has provided a solid platform for growth and increased profitability.

Maintaining Education's position as the first choice among educators as well as students is the objective behind the division's new pan-European Flexible Learning Solutions (FLS) initiative. In 2006, the division conducted an extensive survey into the electronic education market across Europe. The research identified a very apparent demand for integrated electronic resources, particularly in the primary and secondary markets. The FLS program will provide a common technology platform across the entire division that will allow Education to respond swiftly to market demands for e-learning resources. FLS, which represents a significant investment for the division, provides a foundation for future product innovation and flexibility while also offering the division tremendous economies of scale and a shared vision of product development. Most importantly, it positions Education to continue to grow and progress as the leading choice in European educational publishing.

Bildungsverlag EINS achieved positive results in 2006. Continued customer focus has resulted in the unit entering the German kindergarten market for the first time in response to customer demand for resources with more instructional content. To ensure the same high-quality solutions as it delivers in its other markets, a suite of early learning resources has been developed in collaboration with experts in research and practice in kindergarten teaching and learning. Products launched in 2006 have been well-received by the market, which places Bildungsverlag EINS in an excellent position to exploit this growth opportunity.

Nelson Thornes achieved impressive double-digit growth in a declining U.K. market as the unit began publishing support resources for math and science as part of its exclusive endorsement agreement with the Assessment and Qualifications Alliance (AQA), Britain's largest examination board. Nelson Thornes is the only publisher officially endorsed by the AQA and the resources, developed in close cooperation with the AQA, are designed to raise standards and complement all teaching styles and learning abilities. EBITA margins also improved due to stronger trading performance, operational improvements, and efficiencies of scale. The unit is currently developing new GCE-level (General Certificate of Education) resources with the AQA in preparation for major curriculum changes due in 2008.

Results in the Netherlands were impacted by negative curriculum effects and an increased competitive environment, particularly in primary education. However, Wolters-Noordhoff achieved good results from the launch of new flexible learning products and a promising start was made to a

FRED GRAINGER United Kingdom, 1953, CEO, Wolters Kluwer Education

Fred Grainger has been CEO of Wolters Kluwer Education since September 2005, previously serving as CEO of Nelson Thornes. Before joining Wolters Kluwer in 2003, Mr. Grainger was President and CEO of the Global English Corporation (U.S.), the world's largest online, subscription-based English-language instruction service provider. In this role, he created and oversaw the company's highly successful strategy to extend into the corporate educational market and established the company as the number-one provider worldwide in its industry. From 1994 until 1999, Mr. Grainger was active in several leadership roles at The Thomson Corporation; among them, CEO of Alignmark Information Publishing (U.S.), Vice President of Strategy and Business Development for the International and Media Division (U.S.), and CEO of Thomson/Yorkshire TV joint-venture (now Granada Learning). Mr. Grainger was also the founder and CEO of Interactive Learning Productions. Early in his career, he was a mathematics teacher and lecturer, and senior research associate of The Interactive Learning Project. He has been at the forefront of electronic and print-based publishing for over 20 years. Mr. Grainger holds a Master of Philosophy and diploma in Advanced Educational Theory from the University of Newcastle and a Certificate of Education from Bede College, Durham University.



Customers

Lecturers
Parents
Students
Teachers

Brands

Bildungsverlag EINS
digital spirit
Jugend & Volk
Liber
Műszaki Kiadó
Nelson Thornes
Wolters-Noordhoff
Wolters Plantyn

vocational health e-learning project developed in collaboration with Amsterdam Medical Center (AMC), one of the largest academic medical centers in Europe. The unit also assumed a lead role in a division-wide effort to streamline paper, print, and binding across the division, which resulted in significant cost savings and strong gross margin. For 2007, Wolters-Noordhoff will publish a new, 53rd edition of the market-leading Bosatlas.

A Belgian government decision to invest more in French education and the launch of successful new publishing projects, particularly in the Flemish primary market, resulted in solid growth for Wolters Plantyn. Revenues from electronic resources as a percentage of total revenues continued a steady year-on-year increase, which is expected to continue as the unit develops its blended learning portfolio.

In Sweden, Liber reclaimed market share in its core markets as a result of improved, more customer-focused sales and marketing. The unit performed strongly across all sectors, particularly higher education, Liber Hermods, and Liber Distribution. Driven by FLS technology, Liber is developing innovative new e-learning resources for delivery in 2008. In Hungary, Műszaki Kiadó achieved positive organic growth results due mainly to winning a contract from the Hungarian Ministry of Education to develop e-learning resources in vocational education.

In late 2006 Wolters Kluwer began exploring strategic alternatives for the Education division, which may include the sale of all or part of the Education business. This decision is based on Wolters Kluwer's strategic direction for 2007 and beyond, as well as the strong market position of the Education division and its future growth plans. The goal of any changes in the Education division will be focused on providing the business with the best opportunities for future expansion and enhancing shareholder value.

Revenues and ordinary EBITA, 2003-2006

in millions of euros



2003
2004
2005
2006
302
54
309
52
309
59
316
62
Revenues
Ordinary EBITA

Organic revenue growth and ordinary EBITA margin, 2003-2006

in %



2003
2004
2005
2006
18
17
19
20
(3)
1
0
2
Organic revenue growth
Ordinary EBITA margin

Financial performance

The Education division achieved revenues of €316 million, an increase of 2% over 2005. Organic revenue growth was 2%, mainly as a result of the strong performance in the United Kingdom, driven by the contribution of new products resulting from the AQA relationship. The ordinary EBITA margin increased from 19% to 20%, reflecting the contribution of increased revenues and the effect of cost saving programs, particularly around procurement.

Financial performance

in millions of euros (unless otherwise indicated)

	2006	2005
Revenues	316	309
Ordinary EBITA	62	59
Ordinary EBITA margin (%)	20	19
CAPEX	6	7
FTEs ultimo (number)	1,297	1,292

2007 focus

In 2007, Education will continue focus on knowing and learning from customers and meeting their needs as it develops the European-wide Flexible Learning Solutions initiative, offering a common platform for growth and increased profitability. In support of this goal, the division is expanding from its position of providing books and e-learning components to also more broadly offering testing and assessment, continuing professional development products, and online services across its core markets. Starting in 2008, the division expects to begin delivering new products across Europe using the FLS platform.

Building leadership, improving efficiency and quality, and being a responsible and transparent corporate citizen.

Personnel, Organization & Stakeholder Communications

Human resources

Wolters Kluwer continued to build a stronger foundation of human resources practices in 2006 to support its belief that an engaged and productive workforce is a key element of its competitive strength.

Wolters Kluwer is a global company with a diverse workforce that has a common focus on providing its customers with innovative products. Over the past years, Wolters Kluwer's culture has evolved as the company has undergone significant transformation from a traditional publisher to a global provider of information, software, and services which are essential to its customers' daily work. The company has changed the way it manages its operations from a highly decentralized, locally focused business to a more centralized operating company with a strong focus on its major markets of health, corporate services, financial services, tax, accounting, law, regulation, and education. This transformation has provided the foundation for building a corporate culture that is characterized by cross-business solution development, deep customer understanding, and transparency. The company continues to invest in human development and in fostering a culture which leads to innovation and creativity, recognizing the importance of these elements to the value provided by Wolters Kluwer. The company believes that stimulating ongoing development experiences of its workforce contributes to employees who are thought-leaders within their professional areas and who are critical to providing its professional customers with the solutions they need.

Managing talent

The company's Talent Management Program, which was launched in 2005, established a global framework for leadership criteria, assessment, and development. The six criteria are linked to the company values of customer focus, innovation, accountability, integrity, and value creation:

- leading people;
- driving growth;
- managing the business;
- team focus;
- individual excellence;
- technical expertise.

The Talent Management Program not only encompasses Wolters Kluwer's current and future leaders, but also identifies future critical workforce segments based on positions and skills that management believes are essential to the execution of the business strategy. Its goal is to retain and develop potential talent within the critical workforce segments to ensure successful implementation of the company's long-term strategy.

Developmental plans for the program's participants were determined and communicated in 2006. In addition, the company used the program as a source for filling critical positions worldwide. As a result, a greater percentage of open senior positions were filled by internal candidates than in past years. Program participants staffed a number of taskforces created to develop specific recommendations around issues that are central to executing the company's long-term strategy, including customer intimacy, globalization opportunities, operational excellence, and employee engagement. These global, cross-functional taskforces supported the strategy by leveraging Wolters Kluwer's considerable in-house expertise and talent in areas that are vital to the company's success and provided a unique opportunity for high-potential employees to take part in building the company's vision for the future.

Wolters Kluwer values a global and diverse workforce. The company believes a more diverse workforce, including people with experience in different countries and cultures, ignites innovation and challenges the company to expand its perspective in ways that ultimately benefit its customers, shareholders, and employees.

Building leadership

Overall, the company continued to strengthen its management team by creating new positions that support the growth agenda and adding senior-level positions that provide focus for process efficiencies and project management. In line with its strategic objective of exploiting global scale and scope, Wolters Kluwer has increased its geographical spread of employees.

Wolters Kluwer Human Resources (HR) teams continue to work toward increased efficiencies. In North America, HR refined and re-examined Shared Services practices to achieve continuous improvement, including the application of Lean Six Sigma principles and the further development of employee self-service modules for HR transactions. HR staff in Europe developed common processes and systems across countries and provided the foundation for shared performance management and recruiting tools that will be implemented in 2007. In the Netherlands, the operational HR activities for Corporate Office staff, LTRE and Education divisional staff, and LTRE operating companies within the Netherlands have been consolidated into one HR Support Center.

Number of employees per division

full-time equivalent, ultimo December 31

	2006	2005
Health	2,679	2,168
Corporate & Financial Services	3,187	2,932
Tax, Accounting & Legal	4,463	3,876
Legal, Tax & Regulatory Europe	7,145	7,051
Education	1,297	1,292
Corporate	100	100
Total	**18,871**	**17,419**

Geographical spread of employees

full-time equivalent, ultimo December 31	**2006**	2005
Asia Pacific	810	812
Belgium	766	754
Canada	405	406
Central and Eastern Europe	737	738
France	1,203	1,184
Germany	855	776
Italy	967	955
Netherlands	1,652	1,655
Scandinavia	518	520
Spain	810	824
United Kingdom	1,337	1,350
United States	8,811	7,445
■ **Total**	**18,871**	**17,419**

Revenues per employee

per average FTE, in thousands of euros	**2006**	2005
Revenues per employee (average FTE)	187	183

Shared services

In its shared services initiatives, Wolters Kluwer centralizes common product platforms and support functions to improve efficiency, increase quality, and achieve cost savings. Shared services activities are embedded in global and local operations throughout Wolters Kluwer, with particular focus on the areas of human resources, back-office fulfillment, editorial processes, real estate, technology and software development, technology infrastructure, and warehousing.

Progress continued in 2006 on the implementation of a single Wolters Kluwer internet content delivery platform for the legal, tax, and regulatory businesses worldwide. This global platform will support new electronic publishing products and serve as the new platform for existing products. Leveraging Wolters Kluwer's technology investments across markets enables superior solutions for customers worldwide and improves the scale and returns from product development activities.

Aligned with the Wolters Kluwer's strategy of driving operational excellence, global shared services initiatives in 2007 will focus on achieving additional efficiencies from its current scope of activities, further savings through strategic sourcing, and increased offshoring of software development and some editorial functions. As the use of offshore outsourcing has become an integral part of Wolters Kluwer's software development and operational strategy, the company recently went through a detailed exercise to identify additional IT and content outsourcing opportunities. A plan was created to further develop savings and support product development growth in the future.

North America

The North American Shared Services organization (NASS) provides a range of product and administrative support services to Wolters Kluwer's eight customer units in North America based within the Tax, Accounting & Legal,

Corporate & Financial Services, and Health divisions. These services include IT infrastructure, content and forms technology, publishing support, accounting and financial reporting, human resources, legal, strategic sourcing, and other product and administrative support.

The transformation of Wolters Kluwer's North American IT infrastructure continued in 2006 through an outsourcing arrangement with an external supplier. Through 2006, over 70% of Wolters Kluwer's North American servers had been migrated to a primary and a back-up datacenter within Wolters Kluwer's supplier. In 2006, NASS revised the outsourcing agreement with its supplier to reflect the full scope and volume of services required by Wolters Kluwer and to increase the flexibility of the contract and the service level agreements to better meet Wolters Kluwer's needs. NASS expects to complete the remainder of the in-scope data center migrations by the end of 2007.

In the third quarter of 2006, NASS launched a new central forms product which provides a common set of forms capabilities across the Wolters Kluwer's tax, securities, and government contract products. The new platform also establishes a consistent workflow management tool that enables units to manage the offshore workforce involved in the processing and development of forms. NASS will support the rollout of this new forms platform across the Tax and Accounting, Law & Business, and Wolters Kluwer Financial Services customer units in 2007.

NASS also has completed the centralization of human resources operations around centers of excellence in staffing, benefits, and administration; compensation and benefits; employee support; and HR information systems. For talent and performance management, NASS collaborates on Wolters Kluwer's global human resources programs.

Asia Pacific

The migration of editorial production for CCH businesses in Australia, New Zealand, and Asia to a central facility in Malaysia was successfully completed in 2006. This regional editorial production facility allows the Asia Pacific businesses to exploit their scale and scope while also providing a platform to institutionalize operational excellence in editorial production.

Europe

Further refinement of a standardized financial and accounting system based on SAP continued across operations in Europe, with the United Kingdom, Belgium, and France migrated to the new system. The European Strategic Sourcing Program continued to show cost savings and improved efficiency in all aspects of the supply chain identified for optimization.

In 2007, the European focus will be on strategic sourcing optimization in marketing and sales, human resources services, and information technology. Operational excellence initiatives also have been implemented through Lean Six Sigma initiatives now underway in Germany, Italy, Spain, and the United Kingdom.

Sustainability

Consistent with its mission, Wolters Kluwer's main societal role is as a trusted provider of high-quality information, tools, and solutions for the professionals it serves. With this role come responsibilities as an employer, contributor to economic health, and global corporate citizen. It is the company's intent to ensure that its expertise and resources continue to be put to good use for the benefit of all of its stakeholders, which include not only employees, customers, partners, and shareholders, but also the countries and communities in which Wolters Kluwer operates across the world. Wolters Kluwer reports on its sustainability efforts annually. The Sustainable Entrepreneurship Report for 2006 will be published in March 2007. The report documents in a centralized and comprehensive way Wolters Kluwer's efforts and provides the foundation for increasing the scope of social responsibility goals, reporting efforts, and actions in the future.

In 2006, the company focused on the following activities to increase its sustainability efforts and its reporting capabilities:

- expanding the collection of key data on human resource management, supplier practices, product responsibility, and energy and paper consumption within the global operating units of the company;
- shifting the focus of sustainability efforts across the company to knowledge creation - a core value provided by Wolters Kluwer to its customers. This includes an increased focus on and investment in employee development and an emphasis on research and technology as applied to product knowledge and customer intimacy;
- streamlining local sustainability initiatives into a global, cohesive program grounded in the company values. The company aims to transform its social activities into a number of initiatives whose social benefits and business gains are both large and distinctive. The focus will be on efforts where the company can make the biggest difference – linking local social initiatives to the business strategy and creating shared value across operating units.

Partnerships

Wolters Kluwer's global sustainability partnerships focus on the central themes of sharing knowledge, healthcare, and local initiatives which assist children and reduce poverty. In 2006, the company donated over €650,000 to different local initiatives, as well as providing employee expertise and efforts.

Business units in Europe and North America demonstrated their commitment to knowledge sharing through donations of school supplies and grants to universities and professional education organizations. Employees throughout Wolters Kluwer participated in charity sports events that raised funds for medical research. These events reflect the company's diverse global workforce, ranging from the New York City Marathon to sporting events for the Muscle Trust in the Netherlands, a fund for pioneering scientific research in the field of muscular diseases. Wolters Kluwer employees supported their local communities through participation in blood and food drives, resource sharing committees, and a project in Spain (in association with Hermanitas de los Pobres) where employees could shop online to choose the specific nonperishable goods shelters requested as well as make cash donations.

Wolters Kluwer started a global, company-wide charitable initiative at the end of 2006. Employees had a choice of three holiday cards that represented the company values, raising money with each card for CARE, one of the world's largest private humanitarian organizations; Fauna & Flora International, the world's longest established international conservation body; and UNEP, the environment program of the United Nations. Wolters Kluwer matched money for each card sent, and the company encouraged its customers, employees, and other relations to contribute as well.

At the corporate level, Wolters Kluwer supports several charities, such as the War Trauma Foundation (www.wartraumafoundation.nl), which provides worldwide psychological support to traumatized victims of war, terror, and organized violence, by publishing *Intervention*, the international journal of mental health, psychosocial work, and counseling in areas of armed conflict. This peer-reviewed journal for mental health professionals working with victims of armed conflict is an essential tool in spreading the latest information gained from the practical experience of fieldworkers, so that their findings can inspire and support others carrying out similar interventions. Other organizations Wolters Kluwer supported in 2006 included the John Adams Institute, an independent, nonprofit foundation dedicated to furthering cultural exchange between the United States and the Netherlands; the Netherlands Philharmonic Orchestra; Amsterdam Partners; and NairoBits.

Full details regarding sustainable entrepreneurship at Wolters Kluwer are available at www.wolterskluwer.com/2006SER.

Communications

The transformation of Wolters Kluwer over the past three years benefited from an active communication approach. The strategy set out in 2003 and the strategy for 2007 and beyond announced in September 2006 included clear, transparent communications with all stakeholders. Management at all levels of the organization has embraced communications and invested in a solid and creative program that expresses the company's values, particularly those of customer focus, integrity, and accountability. Whether communicating with customers, employees, investors, partners, media, or other communities, Wolters Kluwer's goal is to raise visibility and exchange views on how the company is executing its strategy and meeting its objectives. Open debate and communications are crucial for fostering transparency, innovation, and growth.

Dialogue

Communication with customers is at the heart of everything Wolters Kluwer does and is conducted through many channels. In addition to the continuous communication between the company's sales and marketing and product development teams and their customers, Wolters Kluwer organized events to proactively address the needs of professionals such as accountants, healthcare providers and researchers, bankers, lawyers, and educators. Examples include the *Nursing2006* symposium, CCH's annual user conference and series of live audio conferences, and CT's seminar series and forum on the globalization of the legal profession. Several customer roundtable meetings and forums were organized in Europe, for example for legal professionals in Poland and Italy. In the online community, content experts from the Tax, Accounting & Legal division contribute to the knowledge within their fields through blogs on trade regulation and securities law. The company's executive management and content experts appeared in print, broadcast, and online media in 2006, and also presented and met with customers at numerous industry and professional events.

Wolters Kluwer plays an active role in its industry and professional communities. Individuals and teams across the company have received recognition and awards, showing that the external world understands and supports Wolters Kluwer's achievements.

A creative employee community

Wolters Kluwer's innovative and open communications culture supports the creativity of all involved and shares best practices throughout the employee community. The company's mission, values, strategy, objectives, goals, and achievements are shared with employees at meetings, through print and online newsletters, and via electronic platforms, including thousands of dedicated virtual discussion groups linking peers and colleagues through a global intranet. These investments in open, informal two-way communication form the foundation for the 2007 employee communications program.

Unified branding

In 2006, Wolters Kluwer continued building out the branding approach launched in 2005. With a history of over 100 years in many of their markets, the company's brands have a strong foundation in their communities. The unified branding approach recognizes the high value of each of the brands and links them to the global umbrella brand, Wolters Kluwer. Together they reflect the company's strongest attributes: high-quality content in the professional's context; diversity of customers, products, services, and tools; and a talented employee force that builds innovative and technologically advanced solutions.

Consistent embedded communications

For 2007, Wolters Kluwer will continue to invest in branding and communications that support its position as a growth company with strong competitive advantages in products, services, and software solutions. The communication program for 2007 supports a global, unified approach at all levels of the organization, bringing together the shared value of each of the units and brands. Industry events, trade shows, media, and customer events are among the venues for ongoing dialogue. Wolters Kluwer will continue to be a reliable industry source for knowledge and understanding of the challenges faced by its customers and partners. Wolters Kluwer's commitment to fostering open and transparent communication with customers, business partners, and other stakeholders is demonstrated each day through the work of its sales representatives, customer support desks, business unit managers, senior leadership team, and all employees throughout the company.

Investor Relations

The company seeks to be thoroughly open with shareholders and the investment community, and is committed to a high degree of transparency in its financial reporting. Wolters Kluwer has a comprehensive program for communicating with investors. This includes communicating with its shareholders and the investment community at large during the Annual General Meeting of Shareholders as well as regularly throughout the year.

In 2006, the company reported full quarterly results (under International Financial Reporting Standards) and held quarterly results presentations which were made broadly accessible to the public. The company also held a significant number of roadshows, one-on-one, and group meetings with investors that included participating in selected sector-specific seminars throughout the year. In September, the company held an investor/analyst day to communicate its future strategy to the investment community. Furthermore, the investor part of the corporate website was upgraded by improving accessibility and adding more functionality and information.

Wolters Kluwer is strict in its compliance with applicable rules and regulations on fair disclosure to shareholders. It is the policy to post presentations to analysts and shareholders on the company's website. In adherence with fair disclosure rules, these meetings and presentations do not take place shortly before the publication of annual and quarterly financial information.

The company does not assess, comment upon, or correct, other than factually, any analyst report or valuation prior to publication.

The company is committed to help investors become better acquainted with Wolters Kluwer and its management, as well as to maintain a long-term relationship of trust with the investment community at large. See → Information for Shareholders and Investors for a full overview of activities and facts.

2006

Financial Developments

2006 Highlights

in millions of euros (unless otherwise indicated)

	2006	2005	% change	% change in constant currencies
Revenues	3,693	3,374	9	10
Organic revenue growth (%)	3	2		
Ordinary EBITA	618	533	16	16
Ordinary EBITA margin (%)	17	16		
EBITA	618	513	20	21
EBITA margin (%)	17	15		
Ordinary net income	387	327	19	18
Diluted ordinary EPS (€)	1.23	1.06	16	15
Free cash flow	443	351	26	
Diluted free cash flow per share (€)	1.41	1.14	24	
Cash conversion ratio	1.00	1.06		
Return on invested capital (%)	7	7		
Ultimo number of FTEs	18,871	17,419	8	
IFRS figures				
Operating profit	497	432	15	
Profit for the year, attributable to equity holders of the parent	321	260	24	
Diluted EPS (€)	1.03	0.85	21	

The 2006 financial performance of Wolters Kluwer was characterized by the following:

- Organic revenue growth of 3%;
- Ordinary EBITA margin increased to 17% (2005: 16%);
- Increased investments in product development;
- Continued implementation of the restructuring plans and shared service initiatives;
- Selective strategic acquisitions in key growth areas;
- Strong cash flow development.

Revenues by division

in millions of euros (unless otherwise indicated)	2006	2005	% change	change
Health	823	656	25	3
CFS	534	496	8	7
TAL	678	621	9	5
LTRE	1,342	1,292	4	1
Education	316	309	2	2
▪ **Total**	**3,693**	**3,374**	9	3

Revenues in 2006 amounted to €3,693 million, compared with €3,374 million in 2005, up 9%. The net of acquisitions (mainly Healthcare Analytics), divestments, and currency changes impacted revenues positively by 6%.

Organic revenue growth (growth net of exchange rate effects, acquisitions, and divestments) was 3% (3.2%) in 2006, compared with 2% (2.2%) in 2005. Organic growth was driven by continued strength in the Corporate & Financial Services (CFS) and Tax, Accounting & Legal (TAL) divisions. CFS achieved strong results across its product lines, driven by successful new product introductions and helped by a strong economy in the United States. TAL experienced strong demand for its software products for the tax, accounting, and audit markets. Strong organic revenue growth at Health continued to be delivered by the Professional & Education unit, particularly in the nursing segment, and at Ovid, reflecting increased demand for online information. These positive results were partly offset by the decrease in journal print revenue, partly as a result of the loss of a journal contract, and softness in marketing-related programs associated with the pharmaceutical industry.

Legal, Tax & Regulatory Europe (LTRE) improved organic growth significantly after some years of decline. LTRE's results included strong organic performance in Italy, Spain, Central and Eastern Europe, and, to a lesser extent, France. Modest growth was achieved in Belgium and the Netherlands. Restructuring in the United Kingdom continued, with positive signs in the second half of the year.

Organic growth of Education was mainly driven by the performance by the United Kingdom, reflecting the success of new product introductions, linked to the agreement with the AQA.

Ordinary EBITA, 2006

in millions of euros (unless otherwise indicated)	Revenues	Ordinary EBITA	Ordinary EBITA margin %
Health	823	120	15
CFS	534	116	22
TAL	678	131	19
LTRE	1,342	228	17
Education	316	62	20
Corporate		(39)	
▪ **Total**	**3,693**	**618**	17

Ordinary EBITA, 2005

in millions of euros (unless otherwise indicated)	Revenues	Ordinary EBITA	EBITA margin %
Health	656	104	16
CFS	496	100	20
TAL	621	122	20
LTRE	1,292	193	15
Education	309	59	19
Corporate		(45)	
Total	**3,374**	**533**	16

Ordinary EBITA in 2006 amounted to €618 million, compared to €533 million in 2005, up 16%. The ordinary EBITA margin increased to 17%, up 1% compared to 2005. The increase of the margin reflects contributions of revenue growth and the restructuring program, partly offset by increased investments in product development and sales and marketing. The improvement of the ordinary EBITA margin was strongest at CFS, mainly as a result of strong revenue growth, and at LTRE and Education, also reflecting revenue growth and the increased benefits of cost-saving actions. The decrease of the margin at Health was related to increased investments and higher royalty expenses. The margin at TAL was impacted by the step-up of investments in the next-generation research and .Net platforms and sales and marketing expenditures.

Finance income and costs

The income from investments is mainly related to the guaranteed dividend on the stake of 25.9% in Sdu Uitgevers bv.

The net of finance income and cost of €(104) million (2005: €(103) million) reflects the increase of net debt as a result of the acquisition activity in 2006, partially offset by currency benefits and a more efficient capital structure.

Taxation

The effective tax rate on profit before tax decreased to 21% in 2006, from 23% in 2005, mainly related to the lower tax rate in the Netherlands, increased tax benefits on amortization expenses, and lower taxes on divestments. In 2006 the effective tax rate on the ordinary income before tax[1] was 25%, equal to 2005. For 2007, the company expects an effective tax rate on the ordinary income before tax of approximately 26%, because of the anticipated growth of profits in countries with a high tax rate.

Ordinary net income

Ordinary net income amounted to €387 million in 2006, compared to €327 million in 2005, an increase of 19%. Diluted ordinary earnings per share (EPS) of €1.23 increased by 16%, compared to 2005 (€1.06). The increase of the diluted ordinary EPS was lower than the increase of ordinary net income, mainly as a result of the dilutive effect of the stock dividend. In constant currencies diluted ordinary EPS increased by 15%.

Return on invested capital (ROIC)

The company strives to generate a ROIC that first meets and then exceeds the weighted average cost of capital (WACC) of approximately 8%. The ROIC in 2006 was 7% (2005: 7%).

[1] Ordinary income before tax is defined as ordinary EBITA plus financing results, income from investments, and results from associates.

Operating profit

in millions of euros (unless otherwise indicated)	**2006**	2005	% change
Health	80	93	(14)
CFS	106	83	27
TAL	93	84	11
LTRE	196	158	24
Education	62	58	7
Corporate	(40)	(44)	(11)
▪ **Total**	**497**	**432**	15

Operating profit in 2006 of €497 million is up 15% compared to 2005 (€432 million).

Operating profit increased at all divisions except for Health, reflecting revenue growth and the increased benefit of cost savings programs. Health's operating profit was impacted by increased royalty expenses and the acquisitions of Healthcare Analytics and ProVation Medical, which negatively contributed to operating income as a result of the amortization expense of the publishing rights.

In 2006, no exceptional restructuring expenses were incurred, compared to €20 million in 2005. Amortization of publishing rights increased to €121 million (2005: €81 million) as a result of the recent acquisitions in 2006 (mainly Healthcare Analytics and ProVation Medical) and the full-year effect in 2006 of 2005 acquisitions (mainly DeAgostini Professionale).

Profit for the year, attributable to equity holders of the parent

Profit for the year, attributable to equity holders of the parent amounted to €321 million in 2006, and is 24% higher than in 2005 (€260 million). Diluted EPS increased by 21% to €1.03.

Balance sheet

in millions of euros (unless otherwise indicated)	**2006**	2005	Variance
Non-current assets	4,388	3,805	583
Working capital	(1,569)	(927)	(642)
Total equity	1,196	1,099	97
Net interest-bearing debt	2,050	1,637	413
Net interest-bearing debt to total equity (ratio)	1.7	1.5	0.2

Non-current assets, mainly consisting of goodwill and publishing rights, increased in 2006 as a result of acquisitions, partly offset by the impact of a weaker U.S. dollar at the end of the year (2006 €/$=1.32; 2005 €/$=1.18).

In 2006, Wolters Kluwer performed its annual impairment analysis of goodwill and publishing rights on the basis of its cash-generating units, as prescribed by IAS 36. The result of the test was that no impairments were recognized in 2006 (2005: no impairment).

Shareholders' equity benefited from the profit for the year, but was impacted negatively by the decrease of the U.S. dollar compared to the euro at the end of 2006 compared to 2005.

Net interest-bearing debt increased from €1,637 million in 2005 to €2,050 million in 2006 due to increased acquisition activity. The ratio of net interest-bearing debt to total equity increased from 1.5 in 2005 to 1.7 in 2006 reflecting the increase of net interest-bearing debt.

Working capital

in millions of euros	2006	2005	Variance
Inventories	134	130	4
Operating accounts receivable [1]	969	921	48
Deferred income	(979)	(957)	(22)
Trade and other payables	(420)	(411)	(9)
Operating current liabilities [2]	(355)	(306)	(49)
▪ Operating working capital	(651)	(623)	(28)
Cash and cash equivalents	138	428	(290)
Non-operating working capital [3]	(1,056)	(732)	(324)
▪ **Working capital**	**(1,569)**	**(927)**	**(642)**

[1] Operating accounts receivable consist of trade receivables, prepayments, and other receivables.
[2] Operating current liabilities consist of salaries and holiday allowances, royalties payable, other liabilities and accruals, and social security premiums and other taxes.
[3] Non-operating working capital includes receivables/payables of financial derivative instruments, the short-term part of the restructuring provision, deferred acquisition payables, interest receivable/ payable, and borrowings and bank overdrafts.

Operating working capital amounted to €(651) million, compared to €(623) million in 2005, a decrease of €(28) million. Operating accounts receivable increased as a result of recent acquisitions and the increase of sales generated in the fourth quarter of 2006 compared to the same period in the prior year. Deferred income increased due to acquisitions and increased receipts of subscription renewals. Operating current liabilities increased as a result of acquisitions, timing differences of payments, and higher accruals, reflecting the growth of the business.

Non-operating working capital increased to €(1,056) million, mainly due to higher short-term borrowing.

Cash flow

in millions of euros (unless otherwise indicated)	2006	2005	Variance
Cash flow from operations	714	654	60
Net cash from operating activities	535	429	106
Free cash flow	443	351	92
Diluted free cash flow per share (€)	1.41	1.14	0.27
Cash conversion ratio (CAR) [4]	1.00	1.06	

[4] Cash conversion ratio (CAR) is defined as the cash flow from operations less net capital expenditure divided by ordinary EBITA.

In 2006, Wolters Kluwer continued its efforts to improve the working capital performance of the company. These efforts resulted in a contribution of autonomous movements in working capital to cash flow from operations of €9 million (€19 million improvement of operating working capital, less €10 million payment to reduce the deficit in one of the pension plans) on top of the improvement of €30 million that was realized in 2005.

Net cash from operating activities of €535 million in 2006 was significantly higher than in 2005 (€429 million). Income tax payments in 2006 were impacted by tax refunds of prior period tax overpayments in the Netherlands. The financing costs paid in 2006 include a €33 million one-off premium on the redemption of the convertible bond loan. The payments of reorganization provisions were mainly related to severance payments to former employees as a result of the ongoing implementation of the restructuring program. Capital expenditures increased, mainly reflecting the investments in electronic product platforms in both the United States and Europe.

Free cash flow provides the funds to invest in the business for future growth, acquire companies, pay dividends to shareholders, and pay down debt. In 2006, the free cash flow amounted to €443 million. The cash conversion ratio, which measures the operational cash-generating ability of the businesses, excluding tax, financing and payments for restructuring provisions, amounted to 1.00 (2005: 1.06).

Restructuring

in millions of euros	**2006**	2005	2004	2003	Total
Cost savings	128	100	70	29	327
Investments:					
▪ Exceptional	–	20	44	96	160
▪ Non-exceptional	39	42	25	–	106

In October 2003, a restructuring program was initiated to reduce costs by improving the operational efficiency and effectiveness through staff reductions, real estate consolidation, and the implementation of shared service centers. The results of the restructuring program have exceeded expectations.

Employment

FTEs at December 31	**2006**	2005	Variance
Health	2,679	2,168	511
CFS	3,187	2,932	255
TAL	4,463	3,876	587
LTRE	7,145	7,051	94
Education	1,297	1,292	5
Corporate	100	100	-
▪ **Total**	**18,871**	**17,419**	**1,452**

Full time equivalents (FTEs) increased by 1,452, mainly driven by the 2006 acquisitions. Organically, FTEs increased by 120, reflecting the increase of investments in product development and sales staff, offset by reductions from the restructuring program.

Acquisitions and divestments

In 2006, Wolters Kluwer acquired businesses for a total consideration of €829 million, including estimated deferred payments (e.g., earn-outs). This includes an amount of €9 million relating to costs that are directly attributable to the acquisitions such as legal fees, broker costs, and audit fees. The main acquisitions are:

Acquisitions	Division	Date of Completion	Annualized revenues *in millions of euros*
Healthcare Analytics (Phoenix, AZ, USA)	Health	January 6	140
ATX/Kleinrock (Rockville, MD, USA)	TAL	August 30	31
TaxWise/UTS (Rome, GA, USA)	TAL	October 11	42

Health acquired Healthcare Analytics, a provider of healthcare information solutions. The TAL division was strengthened by the acquisitions of ATX/Kleinrock, a supplier of tax preparation, accounting, and tax research software solutions, and TaxWise and its subsidiary Universal Tax Systems, Inc. (UTS), a provider of tax and accounting software solutions.

The acquisitions contributed €187 million to revenues in 2006. Cash payments on acquisitions amounted to €773 million, including deferred payments of acquisitions made in prior years.

Risk Management

General

Wolters Kluwer recognizes the following risk categories: strategic, operational, and legislative risks; financial risks; and financial reporting risks. The risk overview provided in this section can never be exhaustive.

Strategic, operational and legislative risks

Markets and products

Wolters Kluwer's strategy is focused on serving professionals with information, software, and services to help them make critical decisions and improve their effectiveness. Its markets are relatively stable with a strong and constant need for up-to-date information, workflow software solutions and services, particularly in the rapidly evolving fields of regulation and compliance (tax, fiscal, financial services, legal, and human resources), learning (education), and health (medical).

The company serves an important part of its customers by means of annual subscription-based products and services with high renewal rates, but also increasingly via large multiyear contracts. The ability to renew these subscriptions and contracts has an important impact on the future of the company's business. The company mitigates this risk by maintaining continuous interaction with its customers through renewal programs, conferences, and advisory boards.

Wolters Kluwer faces competitive challenges from existing and new competitors. In order to maintain growth and sustain its competitive advantage, Wolters Kluwer continuously develops new products, providing its customers with state-of-the-art technological solutions. These products are developed in close collaboration with customers, based on a multiyear product development plan. The portfolio is balanced in terms of markets and geography. Protection of intellectual property rights is important to safeguard the portfolio of information, software, and services. Technological developments make it increasingly difficult to protect intellectual property rights. The company relies on trademark, copyright, patent, and other intellectual property laws to establish and protect its proprietary rights in these products and services. Intellectual property rights could be challenged, limited, invalidated, circumvented, or infringed by competitors.

Risks with respect to the acquisition of companies can relate to the integration of the acquisitions and the realization of expected synergies and financial projections. When acquiring new businesses, or divesting existing business, Wolters Kluwer carries out extensive due diligence efforts and involves outsider experts as appropriate. In addition, the company strongly focuses on the integration process in the period after the acquisition.

Technological developments
Electronic platforms and networks are an important means of the delivery of Wolters Kluwer's products and services. The company constantly strives to improve its ICT (information and communication technology) environment and performance and is involved in multiyear initiatives such as outsourcing its data centers, implementing new ERP (enterprise resource planning) systems, creating next-generation platforms for electronic products, off-shoring application maintenance and development, and implementing shared service centers. These initiatives continue in 2007. New initiatives in this respect also may be taken in the future. While the company implements risk-mitigating actions during the transition phase, these initiatives are inherently subject to execution risks. Risk-mitigating actions include setting up project teams and oversight boards that are adequately resourced, and careful planning and monitoring of the progress by senior management.

Staffing
The ability to the company to attract talent and retain highly skilled, experienced, and motivated personnel plays an important part in the continued success of its business. To that effect, the company has launched a talent management program aimed at providing its employees with the best opportunities in the industry. In order to assure top-quality human resources the company invests in competitive training and remuneration packages. The company mitigates risks by having a well-understood strategy in place and hiring the best management team available.

Financial risks

Treasury
As is the case with most international businesses, the company manages a variety of treasury risks, including currency and interest rates, liquidity, and credit risk.

Fluctuations in exchange and interest rates affect Wolters Kluwer's reported results. It is the company's goal to mitigate the effects of exchange rate and interest rate movements on net income, equity, and cash flow. Whenever possible, the company tries to establish this by creating natural hedges, such as income and expenses in the same currency and matching assets and liabilities. When natural hedges are not present, Wolters Kluwer strives to realize the same effect with the aid of derivative financial instruments. For this purpose, hedging ranges have been identified and strict policies and governance are in place, including authorization procedures. The company only purchases or holds derivative financial instruments with the aim to mitigate economic risks and most of these instruments qualify for hedge accounting as defined in IAS 39. The company does not purchase or hold derivative financial instruments for speculative purposes. For additional disclosure about treasury risks, please refer to → note 19 of the Consolidated Financial Statements.

Currency
The main currency risks identified by Wolters Kluwer are transaction and translation risks. The transaction risk exposure within individual Wolters Kluwer entities is considered to be limited. The prices that Wolters Kluwer charges its customers for products and services are mainly denominated

in customers' local currencies. Given the nature of the business, almost all related costs are also incurred in those local currencies. Derivative financial instruments to hedge transaction risks are not frequently used.

Translation risk, which is the risk that exchange rate gains or losses arising from translating the income statement and the balance sheet of foreign subsidiaries to the corporate reporting currency (the euro) for consolidation purposes, is partially hedged.

An instantaneous 1% decline of the U.S. dollar against the euro from their levels at December 31, 2006, with all other variables held constant, would have the following impact on the company's financials:

Approximate impact of 1% decline of the U.S. dollar against the euro
in millions of euros

	2006
Revenues	(21)
Operating income	(5)
Net income	(3)
Shareholders' equity	(15)

In order to hedge its net investment in the United States, defined as the total investment in both equity and long-term receivables from the U.S. holding company, the company had U.S. dollar forward contracts outstanding for a total notional amount of €163 million ($215 million) at December 31, 2006. In 2006, the company created a natural hedge by drawing in U.S. dollars on the credit facility. The company had U.S. dollar debt outstanding for a total notional amount of €760 million ($1,001 million) at December 31, 2006. This represents a total U.S. dollar balance sheet cover of approximately 40% (2005: approximately 20%). This is within the minimum 20% balance sheet cover as stated in the treasury policy approved by the Audit Committee.

Part of the interest charges have been swapped into U.S. dollars through the use of derivative financial instruments. Of the total interest expense, approximately 70% was payable in U.S. dollars. Assuming the same 70% of total interest expense payable in U.S. dollars, the following sensitivity analysis can be made. An instantaneous 1% decline of the U.S. dollar against the euro from its exchange rate at December 31, 2006, with all other variables held constant, would result in a decrease of approximately €0.8 million of the financing costs (2005: approximately €0.5 million). The increased sensitivity in the financing costs for the U.S. dollar is due to the increase of U.S. dollar denominated debt.

Interest rates

The company strives to protect results and cash flow from interest rate movements, either by arranging fixed or variable rate funding, through the use of derivative financial instruments (interest rate swaps). Of the total interest portfolio (excluding cash and cash equivalents), approximately 33% was variable rate and 67% was fixed rate, in line with the treasury policy of 67-75% fixed and 33-25% variable interest rate debt (all percentages are calculated on principal amounts).

Assuming the same 33% variable and 67% fixed interest rate, the following sensitivity analysis can be made. An instantaneous increase of interest rates of 1% compared to the rates at December 31, 2006, with all other variables held constant, would result in an increase of approximately €7 million of the financing costs.

In order to reduce liquidity risk, Wolters Kluwer has established the following requirements:

- repayment of long-term debt should be spread evenly over time;
- acquire funding at least one year in advance of all maturing long-term debt;
- minimum headroom of €500 million (sum of unused committed credit facilities, cash and cash equivalents, minus short-term other loans and bank overdrafts);
- targets to a net-debt-to-EBITDA ratio of approximately 2.5 as of the end of 2007. The company could however temporarily deviate from this relative indebtedness ratio.

In September 2006, Wolters Kluwer successfully renegotiated the existing credit facility agreement of €750 million with its core relationship banks. The amended terms include a higher facility amount (from €750 million to €1 billion) as well as a lower interest rate margin and a lower commitment fee. The maturity date of the renegotiated multi-currency credit facility is July 2011.

As Wolters Kluwer has access to the unused part of the committed credit facilities of €324 million and has cash and cash equivalents of €138 million minus short-term liabilities of €62 million, the headroom was €400 million at year-end 2006 and reduces the liquidity risk of the company. The company feels comfortable with the current headroom, which is less than its policy, as this is a temporary result of acquisitions and the maturity of debt, and is expected to reverse in the coming months. No property has been collateralized or in any other way secured under these contracts.

Credit

Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted. It is the company's treasury policy to conclude financial transactions, where possible, under ISDA (International Swap Dealers Association) master agreements. Cash is invested and financial transactions are concluded only with financial institutions with strong credit ratings. Furthermore, credit limits per counterparty are in place. The company does not enter into derivative financial instruments to protect default of financial counterparties.

Insurance

As is the case with most international businesses, the company manages a range of different insurable risks by arranging coverage for property damage, business interruption, and casualty; general liability; errors and omission liability; directors and officers liability; employment practices liability; and criminal liability.

The company has put in place a worldwide internal risk engineering program for its property damage and business interruption risks which is steered centrally and aims to improve the risk profile of the operating companies. Accompanied by insurers, the company performs loss control visits to operating company locations on a regular basis, as well as to the locations of key suppliers. The aim is to implement insurers' recommendations, however always after a cost-benefit analysis.

Post-employment benefits

The financial risk of the defined contribution pension plans which have been arranged by the company in most of the countries, and the state pension plans, is limited to the contributions to be paid to the pension funds. These contributions may vary over the years, but usually follow the general trends in the respective countries.

The company faces a higher risk for the defined benefit plans, the main ones being the pension and post-retirement medical plans in the United States and the pension plans in the Netherlands, the United Kingdom, and Belgium. Over the past few years, the company has mitigated these financial risks either by closing some of the defined benefit plans to future accruals (the pension plans in the United States and the United Kingdom) or by changing the plan (in the Netherlands: average salary instead of final salary benefit). The value of the assets and liabilities of these plans depends on the developments on the international financial markets. The company engages external advisors to perform asset liability management studies and advise on the investment strategies for the various pension funds. The pension costs may fluctuate based on developments in the international financial markets. A decrease of 1% of the discount rate would increase the plan liabilities by approximately €150 million, and would increase the annual service costs with approximately €5 million.

Fiscal

Wolters Kluwer operates in numerous jurisdictions and is subject to various levies in these jurisdictions. Most of these taxes are transactional and employee-related and are levied from the legal entities in these jurisdictions. Local management is responsible for the proper handling of these taxes and is supported by corporate staff and external professionals.

Risks that may adversely affect the results are changes in corporate tax rates and restrictions in the tax deductibility of certain items. As a consequence, not only could current and future profits be at risk, but it is also possible that a deferred tax asset, or part of a deferred tax asset, which has become unrealizable could be reversed and taken as a charge to the income statement.

Wolters Kluwer maintains a liability for certain contingencies in line with IFRS accounting standards. This liability is judged on a continuous basis in consultation with external advisors.

Financial reporting risks

The Executive Board is responsible for risk management and internal control within Wolters Kluwer. Wolters Kluwer has risk management and internal control systems in place to identify any significant risks to which the company is exposed, enable the effective management of these risks, meet strategic and operational objectives, ensure the reliability of the financial reporting, and, to the best of its knowledge, comply with relevant laws and regulations. The internal control systems are designed based on the COSO (Committee of Sponsoring Organizations of the Treadway Commission) framework, which aims at providing a reasonable level of assurance. Consequently, these systems can never provide absolute assurance regarding the achievement of the company's objectives or the reliability of the financial reporting, or entirely prevent material errors, losses, fraud, and violation of applicable laws and/or regulations.

High-quality financial reporting is of the utmost importance for Wolters Kluwer, providing a true and fair view of the company's financial performance and position both for managerial and accountability purposes. In order to assure the continued high quality of financial reporting, the following risk management and internal control systems are in place:

- a standard annual planning and reporting cycle, consisting of the annual Business Development Plan (three-year strategic plan) on a divisional and operational entity level, the annual budget, quarterly forecasts, and monthly financial reporting;
- periodic business reviews where divisional and operating company management discuss the progress made against plan and actions to mitigate business risks with the Executive Board;
- specific treasury policies on market (currency and interest), liquidity, and credit risk approved by the Audit Committee, with quarterly reporting by the Treasury Committee to the Audit Committee on the status of these financial risks within the pre-defined ranges;
- standard financial and non-financial procedures and policies including the Letters of Representation that are signed quarterly by all divisional and operating company CEOs and CFOs and relevant Corporate staff members, Insider Trading Manual, Risk Manual, Company Values and Business Principles, Accounting Manual, Internal Audit Department Manual, Mergers & Acquisitions Manual, and Whistleblowers Policy;
- internal audits, planned and carried out to ensure compliance with policies and procedures and detect and address internal control issues;
- an Internal Control Dashboard including all recommendations and outstanding control issues arising from management reviews, internal audits, and external audits; recommendations are actively followed up on a monthly basis;
- hiring and retention policies and practices for top finance professionals throughout the business.

The Wolters Kluwer Internal Control Framework (ICF) consists of approximately 100 key controls, designed to ensure that the results of business processes are adequately reflected in its internal and external financial reporting. In 2006, Wolters Kluwer continued its process of tailoring the key controls, per the ICF, to the business process risks identified within the various operating entities. Acquisitions are included in the Wolters Kluwer Internal Control Framework within one year after the acquisition date.

During 2006, testing of the key controls was expanded. These tests are now carried out within Wolters Kluwer's main operating companies on a regular basis, making use of an automated tool to monitor test results. Test results are discussed periodically with the Executive Board and the Audit Committee. Where needed, action plans are designed and implemented to address important risks.

In 2007 the company will continue to tailor the key controls and expand testing of their effectiveness.

The Internal Control Officers at Wolters Kluwer are located in the main operating entities. They have played an important role in tailoring key controls and implementing them in the business processes within their companies, coordinating test work of the key controls, and reporting the outcome of the tests to management and internal and external auditors.

Based on the results of the risk management and internal control systems in place to date, and after consulting the Audit Committee and Supervisory Board, the Executive Board of Wolters Kluwer is of the opinion that, to the best of its knowledge, the risk management and control systems provide reasonable assurance that the financial reporting over 2006 does not contain any errors of material significance.

The company continues to improve its risk management and control systems. In the coming years Wolters Kluwer will continue to give high priority to improving design and effectiveness and further integrating risk management and control systems in its daily operations.

Corporate Governance

General

Corporate governance is an important subject for Wolters Kluwer. The Executive Board and the Supervisory Board are responsible for the corporate governance structure of the company. A significant step that has been taken in 2006 was the termination of the issuance of depositary receipts by the Wolters Kluwer Trust Office. This decision was made in order to bring corporate governance at Wolters Kluwer even further in line with what is currently considered desirable in this area.

Wolters Kluwer complies with all of the principles and Best Practice Provisions of the Dutch Corporate Governance Code (the "Code"), unless stipulated otherwise in this chapter. Furthermore, material future corporate developments might justify deviances at the moment of occurrence. An outline of the broad corporate governance structure and an explanation of deviances from the Code will be provided in this chapter.

Executive Board

The Executive Board is responsible for the strategy, policy, aims, and results of the company. The members of the Executive Board are appointed by the General Meeting of Shareholders. The full procedure of appointment and dismissal of members of the Executive Board is explained in article 15 of the company's Articles of Association. The remuneration of the members of the Executive Board is determined by the Supervisory Board, based on the advice of the Selection and Remuneration Committee of the Supervisory Board. In line with the Code, the remuneration policy and the Long-Term Incentive Plan (LTIP) for the Executive Board were adopted and approved by the Annual General Meeting of Shareholders in 2004. In connection with a number of changes to the remuneration policy and to the LTIP, these subjects will be submitted to the Annual General Meeting of Shareholders again in 2007.

Long-Term Incentive Plan

Under the LTIP, Executive Board Members can earn ordinary shares after a period of three years. Granting of the ordinary shares is subject to clear and objective three-year performance criteria established in advance. After earning ordinary shares, the Executive Board Members are not restricted from selling them for a period of five years or until the end of their employment, as recommended in the Code (Best Practice Provision II.2.3). Wolters Kluwer sees no reason to require the Executive Board Members to hold their ordinary shares for five years, because under the plan, grants recur on an annual basis and as such the Executive Board Members will always have a strong incentive to pursue the long-term interests of the company. A five-year holding period will have no added value in this respect.

Term of appointment
In relation to Best Practice Provision II.1.1 (appointment of Executive Board Members for a term of four years), the existing contracts with current Executive Board Members will be honored. However, with respect to the nomination of Mr. J.J. Lynch, Jr. as a new member of the Executive Board, an appointment for a term of four years, in line with the Code, will be proposed.

Severance arrangements
Because the company is acting in a competitive international environment, it is of crucial importance to have enough flexibility with respect to remuneration and terms of employment when new Executive Board Members are appointed. For that reason the company does not commit to the Best Practice Provision in the Code regarding the maximum remuneration in the event of involuntary dismissal (Best Practice Provision II.2.7). Especially in an international context, such maximum remuneration is usually not in conformity with market practice, and could restrict the company in attracting and retaining the best executive management.

Code of Conduct on Insider Trading
Wolters Kluwer has a very strict Code of Conduct on Insider Trading. The Executive Board Members are only allowed to trade in Wolters Kluwer securities during four open periods of two weeks each, after publication of the annual, half-year, and quarterly results. There also are restrictions on trading in securities of peer group companies. Under the Wolters Kluwer Code of Conduct on Insider Trading, Executive Board Members are not compelled, however, to periodically notify the compliance officer of changes of their holdings in other Dutch listed companies as recommended in the Code (Best Practice Provision II.2.6). In the industry in which Wolters Kluwer operates, board members generally do not receive sensitive information about other Dutch listed companies in the ordinary course of business. Therefore, the Supervisory Board and the Executive Board see no added value for the company to monitor trading in securities of all Dutch listed companies by members of the Executive Board.

Supervisory Board

Wolters Kluwer has a two-tier board structure. The Executive Board Members are responsible for the day-to-day operations of the company. The role of the Supervisory Board is to supervise the policies of the Executive Board and the general affairs of the company and its affiliated companies, and to assist the Executive Board by providing advice.

Appointment
The General Meeting of Shareholders appoints the members of the Supervisory Board. The full procedure of appointment and dismissal of members of the Supervisory Board is explained in article 21 of the company's Articles of Association. At present, all Supervisory Board Members are independent from the company. The number of supervisory board memberships of all Supervisory Board Members is limited to such extent that the proper performance of their duties is assured. None of the Supervisory Board Members is a member of more than five supervisory boards of Dutch listed companies, with any chairmanships counting as two memberships.

Provision of information
Wolters Kluwer considers it important that the Supervisory Board Members are well-informed about the business and operations of the company. Towards this end, operating managers, including divisional CEOs, hold presentations on their businesses on a regular basis. In addition, the company facilitates visits to operating companies and individual meetings with staff and line managers.

Remuneration and Code of Conduct on Insider Trading
The Annual General Meeting of Shareholders shall determine the remuneration of the Supervisory Board Members. The remuneration shall not depend on the results of the company. The Supervisory Board Members do not receive shares or stock options by way of remuneration, nor shall they be granted loans. They are bound by the same Code of Conduct on Insider Trading as the Executive Board Members. They are not compelled to periodically notify the compliance officer of changes of their holdings in other Dutch listed companies as recommended in the Code (Best Practice Provision III.7.3), for the same reason as explained in the paragraph about the Executive Board. At present, none of the Supervisory Board Members own any securities in Wolters Kluwer.

Committees

As part of its responsibilities, the Audit Committee focuses on the operation of internal risk management and control systems, and on the role and functioning of the internal audit department and external auditors. The Audit Committee consists of at least three people. In line with the Code, the Terms of Reference of the Audit Committee determine that at least one member of the Audit Committee shall be a financial expert. In the current composition both Mr. Scheffers (Chairman of the Audit Committee) and Mr. Forman are financial experts.

The Supervisory Board also has installed a Selection and Remuneration Committee. Because appointments and remuneration are often closely related, the Supervisory Board sees no advantages in two separate committees. Installing two separate committees consisting of the same members would only increase the administrative burden. In line with the Code, the Chairman of the Supervisory Board will not be the Chairman of the Selection and Remuneration Committee. The Selection and Remuneration Committee shall in any event be responsible for drafting policies associated with remuneration within the company and for a proposal to the Supervisory Board regarding the specific remuneration of individual Executive Board Members. The Selection and Remuneration Committee also is responsible for drawing up selection criteria and appointment procedures for Supervisory Board Members and Executive Board Members.

Shareholders and the General Meeting of Shareholders

At least once a year, a General Meeting of Shareholders will be held. The agenda of the Annual General Meeting of Shareholders shall in each case contain the report of the Executive Board, the adoption of the financial statements, the report of the Supervisory Board, and the proposal to distribute dividends or other distributions. Resolutions to release the members of the Executive and Supervisory Boards from liability for their respective duties shall be voted on separately. Shareholders who alone or jointly represent at least half a percent (0.5%) of the issued capital of Wolters Kluwer or who alone or jointly represent a block of shares worth at least €50 million, shall have the right to request the Executive Board or Supervisory Board that items be put on the agenda of the Annual General Meeting of Shareholders.

Amendment Articles of Association
A resolution to amend the Articles of Association may only be passed on the proposal of the Executive Board subject to the approval of the Supervisory Board.

Issuance of shares

The Articles of Association of the company determine that shares shall be issued on the proposal of the Executive Board and by virtue of a resolution of the General Meeting of Shareholders, subject to designation of the Executive Board by the General Meeting of Shareholders. At the Annual General Meeting of Shareholders of April 26, 2006, the Executive Board has been granted the authority for a period of 18 months to issue new shares, with exclusion of pre-emptive rights, subject to approval of the Supervisory Board.

Acquisition of own shares

Acquisition of own shares may only be effected if the General Meeting of Shareholders has authorized the Executive Board for the purpose, and while respecting the restrictions imposed by the Articles of Associations of the company. At the Annual General Meeting of Shareholders of April 26, 2006, the authorization to acquire own shares has been granted to the Executive Board for a period of 18 months.

Depositary receipts

Until May 2006, depositary receipts for ordinary shares (Depositary Receipts) were traded on the Euronext Amsterdam Stock Exchange. The Depositary Receipts had been issued by the Wolters Kluwer Trust Office, which held the underlying ordinary shares in the company. The purpose of the issuance of Depositary Receipts was to prevent a (chance) minority of shareholders from controlling the decision-making process as a result of absenteeism at an Annual General Meeting of Shareholders. Although the holders of Depositary Receipts could exchange their Depositary Receipts into ordinary shares under all circumstances and without limitations and under all circumstances had the right to vote, the termination of the issuance of Depositary Receipts is considered as a further improvement of Wolters Kluwer's corporate governance. Therefore, the Executive Board put forward, with approval of the Supervisory Board, a proposal to the Annual General Meeting of Shareholders that was held on April 26, 2006, to terminate the issuance of Depositary Receipts. This proposal was approved. This led to conversion of Depositary Receipts into ordinary shares by the end of May 2006. Consequently, at present ordinary shares are traded on the stock exchange of Euronext Amsterdam.

For the avoidance of doubt it is noted that the issuance of "American Depositary Receipts" is not linked to the issuance of Depositary Receipts of ordinary shares, as described above. The American Depositary Receipt Program will continue to exist.

Audit functions

The Executive Board is responsible for the quality and completeness of publicly disclosed financial reports. The Supervisory Board shall see to it that this responsibility is fulfilled.

External auditor

The external auditor is appointed by the General Meeting of Shareholders. Wolters Kluwer intends to have the external auditor appointed by the

General Meeting of Shareholders every four years, after a thorough assessment of the performance of the external auditor. This happened at the Annual General Meeting of Shareholders of April 14, 2005. In addition to this thorough assessment, the Executive Board and the Audit Committee shall report their dealings with the external auditor to the Supervisory Board on an annual basis. The Supervisory Board also has the discretion to put the appointment of the external auditor on the agenda of the General Meeting of Shareholders before the lapse of a four-year period, if so warranted. The external auditor may be questioned by the General Meeting of Shareholders in relation to his auditor's opinion on the financial statements. The external auditor shall therefore attend and be entitled to address the General Meeting of Shareholders. The company has a policy on auditor independence in place, which has been published on the company's website, www.wolterskluwer.com.

Internal auditor

The internal auditor operates under the responsibility of the Executive Board. The external auditor and the Audit Committee are involved in drawing up the work schedule of the internal auditor. The findings of the internal auditor will be presented to the external auditor and the Audit Committee.

Preference Shares

Wolters Kluwer and the Wolters Kluwer Preference Shares Foundation have concluded an agreement based on which the Foundation can take preference shares. This option on preference shares is at present a measure that could be considered as a potential protection at Wolters Kluwer against exercising influence by a third party on the policy of the company without the consent of the Executive Board and Supervisory Board, including events that could threaten the continuity, independence, identity, or coherence between the activities of the company. The Foundation is entitled to exercise the option on preference shares in such a way that the number of preference shares taken will be no more than 100% of the number of issued and outstanding ordinary shares at the time of exercise. Among others by the exercise of the option on the preference shares by the Foundation, the Executive Board and the Supervisory Board will have the possibility to determine their position with respect to, for example, a party making a bid on the shares of Wolters Kluwer and its plans, or with respect to a third party that otherwise wishes to exercise decisive influence, and enables the Boards to examine and implement alternatives. All members of the Wolters Kluwer Preference Shares Foundation are independent of the company.

Severance arrangements in case of a public bid

The employment contracts of two Executive Board Members and two other senior executives contain stipulations that give those persons the right to compensation if their employment contract would end following a public bid on the shares of the company.

Information pursuant to Decree Clause 10 Take-over Directive

The information specified in clause 10 of both the Take-over Directive and the Decree, which came into force on December 31, 2006 (Decree Clause 10 Take-over Directive), can be found in this chapter and in the → Information for Shareholders and Investors.

Legal structure

The ultimate parent company of the Wolters Kluwer group is Wolters Kluwer nv. In 2002, Wolters Kluwer nv abolished the voluntary application of the structure regime ("structuurregeling"). As a consequence, the structure regime became applicable to Wolters Kluwer Nederland bv, which is the parent company of the Dutch operating subsidiaries. Wolters Kluwer International Holding bv is the direct or indirect parent company of the operating subsidiaries outside the Netherlands.

Amsterdam, February 27, 2007

Executive Board
N. McKinstry, *Chairman*
B.L.J.M. Beerkens
J.M. Detailleur

Report of the Supervisory Board



Report of the Supervisory Board

Financial statements

The Executive Board has submitted the 2006 financial statements to the Supervisory Board. The Supervisory Board also took note of the reports and the statements by KPMG Accountants nv (as referred to in Article 27, paragraph 3 of the company's Articles of Association), which the Supervisory Board discussed with KPMG. Taking KPMG's reports into account, the members of the Supervisory Board signed the 2006 financial statements. The Supervisory Board proposes to shareholders that they adopt these financial statements (see → Financial Statements in this report) at the Annual General Meeting of Shareholders on April 20, 2007. Resolutions to release the members of the Executive Board and of the Supervisory Board from liability for their respective duties will be voted on separately at the Annual General Meeting of Shareholders. In line with the announced dividend policy, it is proposed to distribute a dividend of €0.58 per share in cash, or, at the option of shareholders, in stock. Stock payments will be determined on April 27, 2007, after close of trading. Upon approval by the Annual General Meeting of Shareholders, the payments will be made as from May 3, 2007.

Activities

The Supervisory Board held eight meetings in 2006. In addition, the Supervisory Board held four conference calls to discuss specific subjects. Two of the meetings started in the absence of the Executive Board. Five of the current Supervisory Board Members were present at all meetings, one member missed one meeting, and one member missed two meetings. One of the meetings was combined with a working visit to Kluwer in Alphen aan de Rijn (the Netherlands). During that meeting, management of the Dutch Kluwer operations gave several presentations.

In accordance with the Dutch Corporate Governance Code, the functioning of the Supervisory Board and the Executive Board and the performance of the individual members of both Boards were discussed in the absence of the Executive Board. In preparation of that meeting, the members of the Supervisory Board provided feedback through a written assessment. Furthermore, individual meetings were held with members of the Executive Board. The composition of the Supervisory Board, the Audit Committee, the Selection and Remuneration Committee, and the Executive Board also was discussed in the absence of the Executive Board. In addition to the scheduled meetings, the Chairman and other members of the Supervisory Board had regular contact with the Chairman and other members of the Executive Board.

The Executive Board has kept the Supervisory Board closely informed about the execution of the three-year strategy and strategic issues in general. Furthermore, the Supervisory Board was closely involved in determining the strategy for 2007 and beyond, as announced on September 27, 2006. This strategy was discussed during several Supervisory Board meetings in 2006, and one additional meeting was entirely dedicated to this subject. In addition to the general strategic future of Wolters Kluwer, these discussions also included the exploration of strategic alternatives for the Education division, the financial outlook for 2007 and beyond, and the dividend policy. The Supervisory Board and Audit Committee also were informed about the general and financial risks of the business and about the results of an assessment of internal risk management and control systems. For more information, see → Risk Management.

The Supervisory Board was kept informed about acquisitions and divestments, and approved the acquisitions which represent more than 1% of Wolters Kluwer's revenues. In addition, the Supervisory Board was kept informed of long-term contracts of significant value. The Supervisory Board approved the increase of the multi-currency credit facility to €1 billion. Other subjects discussed were the 2006 budget, annual and interim financial results and press releases, progress of the shared services project in North America, hedging, outsourcing, technology developments, corporate governance, sustainability, competitive developments, and human resources. As part of his introduction program, Mr. S.B. James, the newest member of the Supervisory Board, appointed on April 26, 2006, had meetings with several corporate staff members and operational managers.

Audit Committee

The Audit Committee met on four occasions in 2006, during the preparation of the annual, half-year, and quarterly results. In 2006, the Audit Committee consisted of Messrs. Scheffers (Chairman), Baan, and Forman. Mr. De Ruiter was a member of the Audit Committee until his retirement on April 26, 2006.

The meetings of the Audit Committee were held in the presence of representatives of the Executive Board, the external auditor, and corporate staff members. In line with the Dutch Corporate Governance Code, the Audit Committee met once with the external auditors without members of the Executive Board being present. Among the main items discussed during the Audit Committee meetings were the financial results of the company, IFRS, pensions, shared services, hedging, tax planning, impairment testing, the financing of the company, internal risk management and control systems including IT systems, and the reports of the internal auditor. The Audit Committee has reviewed the proposed audit scope and approach, the audit fees, the independence of the external auditor, and the non-audit services provided by the external auditor.

Selection and Remuneration Committee

The Selection and Remuneration Committee met twice in 2006. Mr. Forman succeeded Mr. De Ruiter after his retirement, as member of the Committee. The Committee further consists of Messrs. Pennings (Chairman) and Baan. The Committee has extensively discussed the remuneration policy for the Executive Board, including the base salary, new conditional awards of performance shares under the Long-Term Incentive Plan, and targets for the Short-Term Incentive Plan. The Committee engaged an outside compensation advisor to analyze market benchmark levels as well as provide specific recommendations on compensation structure and levels. This advice has been given directly to the members of the Committee. The Executive Board

was not present at the meetings between the members of the Selection and Remuneration Committee and the outside compensation advisor.

The recommendations of the Selection and Remuneration Committee with respect to the remuneration of the Executive Board have been discussed and agreed upon by the full Supervisory Board. For the remuneration policy of the Executive Board, see → Remuneration Report and Financial Statements. The Committee also has discussed the compensation of the Supervisory Board. Based on a recommendation of the Committee, the Supervisory Board proposes to the Annual General Meeting of Shareholders that will be held on April 20, 2007, to increase the remuneration of the Supervisory Board Members by €5,000 per person.

The Committee actively searched for candidates in relation to the retirement of Mr. De Ruiter in 2006. This has resulted in the appointment by the Annual General Meeting of Shareholders of Mr. S.B. James as new member of the Supervisory Board in 2006. Furthermore, the Committee has discussed the succession of Mr. Detailleur, who will retire from the Executive Board in 2007. In accordance with the recommendation from the Selection and Remuneration Committee, the Supervisory Board proposes to the Annual General Meeting of Shareholders that will be held on April 20, 2007, to appoint Mr. J.J. Lynch, Jr. as a new member of the Executive Board.

Composition

Mr. De Ruiter retired after the Annual General Meeting of Shareholders in 2006 according to the rotation schedule, after serving as member of the Supervisory Board for three four-year terms. He has been succeeded as Chairman by Mr. Baan.

Members of the Supervisory Board are appointed by the General Meeting of Shareholders. At last year's meeting on April 26, 2006, Mr. Baan was reappointed as member of the Supervisory Board. At the same meeting, Mr. James was appointed as new member of the Supervisory Board.

Mr. Pennings will retire after the Annual General Meeting of Shareholders on April 20, 2007, because he has served on the Supervisory Board for the maximum period of three four-year terms. The Supervisory Board has decided to appoint Mr. Wakkie as new Deputy Chairman of the Supervisory Board and as member of the Selection and Remuneration Committee after the retirement of Mr. Pennings. Mr. Forman will become the new Chairman of the Selection and Remuneration Committee. To fill the vacancy that will arise due to the retirement of Mr. Pennings, the Supervisory Board proposes to appoint Mr. B.F.J.A. Angelici as new Supervisory Board Member.

For more information on each of the Supervisory Board Members in accordance with the Dutch Corporate Governance Code, see → Profile Supervisory Board. All members of the Supervisory Board are independent from the company within the meaning of Best Practice Provision III.2.2 of the Dutch Corporate Governance Code.

Mr. Detailleur will retire as member of the Executive Board in 2007. Mr. Detailleur has worked for Wolters Kluwer since 1989. Prior to his appointment as member of the Executive Board per January 1, 1999, he was responsible for the French activities of Wolters Kluwer. The Supervisory Board would like to thank Mr. Detailleur for his years of dedicated service to Wolters Kluwer.

Finally, the Supervisory Board would like to take this opportunity to thank the Executive Board and all employees for their efforts in the past year.

Amsterdam, February 27, 2007

Supervisory Board Wolters Kluwer nv
A. Baan, *Chairman*
J.V.H. Pennings, *Deputy Chairman*
L.P. Forman
A.J. Frost
S.B. James
H. Scheffers
P.N. Wakkie

Retirement of Mr. Pennings

In line with the rotation schedule and the Dutch Corporate Governance Code, Mr. Pennings is due to retire as Deputy Chairman and member of the Supervisory Board after the Annual General Meeting of Shareholders on April 20, 2007, because he has served three four-year terms on the Supervisory Board. Mr. Pennings became a member of the Supervisory Board in 1995 and was appointed as Deputy Chairman of the Supervisory Board in 1998. In that capacity he has regularly replaced the Chairman, most recently when he chaired the Annual General Meeting of Shareholders in 2006. He has been member of the Selection and Remuneration Committee since 1998. In 2003 he was appointed Chairman of that Committee. As member and Chairman of the Selection and Remuneration Committee he played an important role in Executive Board appointments. Mr. Pennings also was a member of the Audit Committee from 2000 until 2003. Mr. Pennings has made an important contribution to the growth and development of the company. We would like to thank Mr. Pennings for his great commitment and dedication.

Amsterdam, February 27, 2007

Supervisory Board
A. Baan, *Chairman*
L.P. Forman
A.J. Frost
S.B. James
H. Scheffers
P.N. Wakkie

Executive Board
N. McKinstry, *Chairman*
B.L.J.M. Beerkens
J.M. Detailleur

Remuneration

Report

Introduction

During the Annual General Meeting of Shareholders of April 21, 2004, the current Remuneration Policy for members of the Executive Board for 2004 and subsequent years was adopted and the Long-Term Incentive Plan approved. In accordance with the recommendations of the Dutch Corporate Governance Code, any material changes to Wolters Kluwer's Remuneration Policy for members of the Executive Board and major changes to the Long-Term Incentive Plan will be submitted to the General Meeting of Shareholders for approval and adoption respectively.

The Supervisory Board proposes to make various changes with respect to the remuneration policy and the Long-Term Incentive Plan for the Executive Board for 2007 and subsequent years. Although it is debatable whether these changes qualify as material or major, the Supervisory Board is of the opinion that it is good corporate governance to submit these proposed changes to the Annual General Meeting of Shareholders that will be held on April 20, 2007.

Current remuneration policy

The goals of Executive Board remuneration are to align individual and company performance, strengthen long-term commitment to the company, and attract and retain the best executive management talent.

The remuneration of Executive Board Members is based on surveys and analysis by internationally recognized firms specializing in executive compensation. Because Wolters Kluwer is a global organization and its Executive Board represents diverse nationalities, remuneration is benchmarked individually against surveys from European and U.S. companies, taking into consideration geographic locations where Executive Board Members might be recruited to and where new members might be recruited from in the future.

Remuneration for the Executive Board consists of three elements: a base salary, a Short-Term Incentive Plan (STIP) on which a cash bonus can be earned, and a Long-Term Incentive Plan (LTIP) on which performance shares can be earned. The base salary is determined annually. The Supervisory Board, based on recommendations from its Selection and Remuneration Committee, determines the base salary of individual Executive Board Members.

Both the short-term and long-term incentives vary according to performance. Variable elements of the remuneration package make up the largest portion of the Executive Board's total compensation, reflecting the philoso-

phy that all senior executive compensation is linked to shareholder value.

Executive Board Members participate in pension schemes of their home countries, except in the Netherlands where an individually defined contribution plan is used. All current Executive Board Members have (leaving aside retirement due to age) employment contracts for an indefinite period of time. Periods of notice vary between 30 and 90 days.

Severance arrangements with Executive Board Members are either specifically determined in employment contracts or will be determined based on local laws. As explained in → Corporate Governance, the company does not comply with the provision of the Dutch Corporate Governance Code that Executive Board Members are not allowed to receive more than one year's salary in the event of involuntary dismissal.

Executive Board remuneration 2006 and 2007

Fixed and variable compensation and other considerations for members of the Executive Board in 2006 are detailed in → note 27 of the Financial Statements.

In 2006, base salaries for Executive Board Members were increased by 2%. For 2007, taking into account the individual approach to benchmarking, the Supervisory Board has decided to increase base salaries by 3.3% (Ms. McKinstry) and 3.2% (Mr. Beerkens). These increases are in accordance with the existing Remuneration Policy.

The Wolters Kluwer STIP grants Executive Board Members a cash bonus if specific objective, quantitative business targets are met. STIP targets are based on financial criteria determined to create value, such as revenue performance and free cash flow.

The STIP bonus for performance in 2006 (payout in 2007) for members of the Executive Board was based on the achievement of targets with respect to free cash flow (50%), revenue performance (25%), and ordinary net income (25%), with a payout of 70% of base salary for performance on target and a maximum payout of 90% of base salary for performance above target. The percentage, earned in 2006 and payable in March 2007, will be 80%. Since this bonus is related to 2006 performance, this amount is included in the total remuneration for 2006 as shown in → note 27 of the Financial Statements.

Proposed amendments to the Short-Term Incentive Plan for 2007 and subsequent years

For 2007 and subsequent years, the Supervisory Board proposes to revise the prior STIP payout targets to better reflect the market midpoints for each of the Executive Board Members. In prior years, payout targets were the same for each Executive Board Member. The Selection and Remuneration Committee believes that this is not consistent with Wolters Kluwer's philosophy of remuneration based on individual benchmarking and that it also does not provide adequate consideration for different Executive Board functions or levels of experience. As a result, the payouts for performance on target will be 125% of the base salary for Ms. McKinstry, 95% of the base salary for Mr. Beerkens, and 75% of the base salary for Mr. Lynch, the proposed new member of Executive Board. The maximum achievable payouts will be 175% (Ms. McKinstry), 145% (Mr. Beerkens), and 125% (Mr. Lynch); these amounts would only be payable if the actual performance exceeds 110% of target. There is no payout for results below 90% of target. For 2007 (payout in 2008) the Supervisory Board has decided to base the STIP targets on free cash flow (33.3%), revenue performance (33.3%), and ordinary net income (33.3%).

Long-Term Incentive Plan

At the Annual General Meeting of Shareholders on April 21, 2004, implementation of a new Long-Term Incentive Plan (LTIP) for Executive Board Members was approved. The LTIP aligns the organization and its management with the strategic goals of the company, thus rewarding the creation of shareholder value. The plan uses performance shares and at the beginning of a three-year period a conditional award of shares is established. The total number of shares that the Executive Board Members will actually receive at the end of the three-year performance period depends on the achievement of predetermined performance conditions.

Rewards are based on Wolters Kluwer's Total Shareholder Return (TSR) in relation to a group of peer companies. TSR is calculated as the share price appreciation over a three-year period including dividend reinvestment. By using a three-year performance period, based on TSR, there is a clear relation between remuneration and long-term value creation.

The peer group consists of the following companies: Arnoldo Mondadori, Dow Jones & Company, Emap, Grupo PRISA, John Wiley & Sons, Lagardère, McGraw-Hill, Pearson, Reed Elsevier, Reuters, T&F Informa, Thomson, and United Business Media. Knight Ridder and VNU, which were included in the peer group in 2006, have been delisted and were replaced by McClatchy and Dun & Bradstreet, respectively. This peer group, with the exception of Dun & Bradstreet, represents the media companies from the Morgan Stanley Capital Index (MSCI), the index most widely used by media analysts. The Supervisory Board has established a secondary tier of companies that can be used to substitute for any of the current media peers should they delist during the term of the LTIP. These companies include Reader's Digest, Axel Springer, and Trinity Mirror.

The Executive Board can earn 0-150% of the number of conditionally awarded shares at the end of the three-year period depending on Wolters Kluwer's TSR performance compared to the peer group.

For the performance periods 2004-06, 2005-07, and 2006-08, the plan pays out 100% of the number of conditionally awarded shares if Wolters Kluwer reaches a position in the second quartile (fifth to eighth position) of the TSR ranking, 150% for first or second position, 125% for third or fourth position, 75% for ninth or tenth position, 40% for eleventh or twelfth position, and 0% for thirteenth to sixteenth position. The company's external auditor or an independent expert, appointed by the Supervisory Board, will verify the ranking.

Wolters Kluwer has reached the fourth position in the TSR ranking with respect to the first three-year performance period (2004-06). This means that the participants will receive 125% of the number of conditional rights on shares that were awarded in 2004.

The conditional share awards for the Executive Board are determined by the comparable market information from European and U.S. companies. The actual number of conditionally awarded shares over the performance periods 2004-06, 2005-07, and 2006-08 can be found in → note 27 of the Financial Statements.

Proposed amendments to the Long-Term Incentive Plan for 2007 and subsequent years

The Supervisory Board proposes that for LTIP with a performance period of 2007-09, as well as for future plans, there will be no payout below eighth position, 150% for first or second position, 125% for third or fourth position, 100% for fifth or sixth position, and 75% payout for seventh or eighth position. This change recognizes the increased value of Wolters Kluwer stock since the original plan was introduced in 2004 and is in line with best

practice recommendations for the governance of long-term incentive plans. As explained above, shares are conditionally awarded at the beginning of a three-year performance period. For future performance periods, starting with the performance period 2007-09, the Supervisory Board proposes to change the means by which the conditional award is determined, moving from a fixed number of shares, which was used from 2004 to 2006, to a fixed percentage of base salary determined by individual benchmarking. For the 2007-09 performance period, these amounts are determined to be 285% (Ms. McKinstry), 175% (Mr. Beerkens), and 170% (Mr. Lynch). These amounts are determined through an annual benchmarking process. The number of shares that is conditionally awarded at the start of the performance period is computed by dividing the amount, as calculated above, by the fair value of a conditionally awarded share at the start of the vesting period. The actual amount granted can vary from year to year, depending upon benchmark salary reviews. This approach, for 2007, results in a lower conditional share award at target than in prior years.

Senior management remuneration

Senior management remuneration consists of a base salary, STIP, and LTIP. The senior management STIP is based on the achievement of specific objective targets that are linked to creating value for shareholders, such as revenue performance and cash flow. The LTIP targets of senior management are the same as those of Executive Board Members, but with incentive zones that provide more opportunity than is provided to the Executive Board.

Amsterdam, February 27, 2007

Selection and Remuneration Committee
J.V.H. Pennings, *Chairman*
A. Baan
L.P. Forman

Create

Over the past three years, Wolters Kluwer has created a distinctive visual style. Our products and services are recognized by all of our customers under one umbrella brand. The shared look and feel strengthens our common Wolters Kluwer culture and reflects Wolters Kluwer's strongest attributes – high-quality content in context, technology-enabled solutions, and diverse customers and employees. Whatever the medium, our solutions proclaim an agile and innovative customer-focused company, created by all of its employees together, delivering on our promise to be *The Professional's First Choice*.

Online


File Edit View History Bookmarks
http://www.ctsummation.com/
CT Summation
About CT Summation
Solutions
Support
Testimonials
from CT Summation data
almost impossible for
counsel to overcome."
CT Summation Products : Litigation Support Solutions
WebBlaze

Wolters Kluwer serves its customers worldwide via hundreds of websites. Teleroute, Wolters Kluwer's European transport business, has been online since 1986 and new product, customer support, corporate, and interactive sites launch every month.

CT Summation, part of the Corporate Legal Services unit of Wolters Kluwer Corporate & Financial Services, was started by two lawyers who saw how technology would transform the way litigators and the courts worked. Attorneys build a case from evidence which typically consists of combinations of testimony and documents from disparate sources. Managing these materials can be a challenge. CT Summation pioneered integrated litigation support software in 1988, providing attorneys with a more efficient way to globally search, organize, analyze, and build a case.

CT Summation's online solutions serve legal professionals in areas including arbitration, business litigation, employment/labor, intellectual property, liability, and probate litigation.

See → www.ctsummation.com.


Quality,
Service, and
solutions to the

Print


Nursing

Since 1853, Wolters Kluwer has published the authoritative, critical information professionals need to do their jobs. Print products such as books, journals, loose-leaf materials, newsletters, and forms still make up a large part of the company's revenues. In fact, Wolters Kluwer is the largest on-demand printer in the United States today.

Nursing Made Incredibly Easy! is the first journal to use a lighthearted, but never simplistic, approach to help nurses master new and essential skills. Nurses need to stay up-to-date on the latest advances in patient care. They need to learn and understand a wide range of procedures in a limited amount of time.

Nursing Made Incredibly Easy! breaks down challenging clinical concepts and presents them in a refreshingly original and engaging format.

Nursing Made Incredibly Easy! is one of 50 leading nursing journals published by Lippincott Williams & Wilkins for practicing nurses, nursing educators and students, and allied healthcare professionals.

See → www.nursingcenter.com.


Wolters Kluwer
LA LEY
CISS
A3 Software

CD-ROM


LAMY
TEMPS DE TRAVAIL
L A M Y C D - R O M
Lamy
une société Wolters Kluwer

The medium of choice for many Wolters Kluwer databases and workflow tools is CD-ROM. It offers the advantages of local storage and control, particularly important for sensitive data, as well as fast access to content without connectivity and bandwidth issues. CD-ROM products often can be integrated with complementary print or online solutions.

Lamy Temps de Travail's CD-ROMs provide human resources professionals with ready-to-use templates, resources, and practical answers to the whole range of questions around working time. HR managers and staff have to manage multiple dimensions of employees' working time including documentation, calculation, and remuneration. Temps de Travail explains these complicated subjects in a clear and user-friendly way, illustrated with charts, schedules, and operational models.

Lamy launched its range of CD-ROM legal supplements in 1991 and exclusive forms on CD-ROM in 2001. Temps de Travail is one of more than 150 products Lamy offers to HR and social law professionals, accountants, and lawyers. See → www.lamy.fr.



Services



Many of Wolters Kluwer's businesses support their professional customers not only with innovative products and solutions, but also with expert services such as business consulting, strategic analysis and advice, outsourcing, HR, and compliance support, and training.

PCi's consulting team performs a variety of services that enable financial institutions to outsource time-consuming compliance processes. One of the biggest challenges for financial services professionals is achieving compliance goals with limited time and personnel. PCi, part of the Wolters Kluwer Financial Services unit, provides their customers with needs assessments and project scoping, risk assessments, performance analyses, updating policies and procedures, recommendations and corrective action, and more.

PCi's services help financial institutions, including 95 of the top 100 lenders in the United States, leverage the increasingly complex compliance landscape to differentiate their offerings and generate profits. See → www.pciwiz.com.


Wolters Kluwer
Reprints
Warehouse
The Premier Provider of Medical Reprints

Pride


Wolters Kluwer
España
Kluwer

Wolters Kluwer's three-year plan, 2003-06, generated sustainable growth and value for customers, investors, employees, and society at large. Many achievements of the company and individual employees in this respect have received special honors. These awards and distinctions further demonstrate the understanding we have of our customers and the value they place in our products, services, and tools. It is with pride that we share a selection of recent awards and distinctions – recognition for being *The Professional's First Choice*.

JANUARY 2006

RECIPIENT
CT Summation iBlaze
AWARD
2005 Litigation Support Software of the year
PRESENTER
Law Technology News®
LOCATION/DIVISION
U.S./Corporate & Financial Services

FEBRUARY 2006

RECIPIENT
Ovid North and South America Technical Services Team
AWARD
Certification of Excellence
PRESENTER
BenchmarkPortal
LOCATION/DIVISION
North & South America/Health

MARCH 2006

RECIPIENT
Expert/M Plus
AWARD
Best Buy Award
PRESENTER
PC World
LOCATION/DIVISION
Belgium/Legal, Tax & Regulatory Europe

MARCH 2006

RECIPIENT
WKFS compliance professionals Jim Barkley, Sarah Easley, T.J. La Porte, Melissa Johnson, and Kevin Whalen
AWARD
Certified Anti-Money Laundering Specialists
PRESENTER
Association of Certified Anti-Money Laundering Specialists
LOCATION/DIVISION
U.S./Corporate & Financial Services

MARCH 2006

RECIPIENT
CCH CertiTAX software suite
AWARD
Gold Certified Partner
PRESENTER
Microsoft Partner Program
LOCATION/DIVISION
U.S./Tax, Accounting & Legal

APRIL 2006

RECIPIENT
Akadémiai Kiadó
AWARD
Best Publishing House 2006, 4th prize
PRESENTER
MKKE (Hungarian Publishers' and Booksellers' Association)
LOCATION/DIVISION
Hungary/Legal, Tax & Regulatory Europe

MAY 2006

RECIPIENT
19 Lippincott Williams & Wilkins titles
AWARD
Gold, silver, and bronze awards, 2006 Awards Competition
PRESENTER
American Society of Healthcare Publication Editors
LOCATION/DIVISION
U.S./Health

JUNE 2006

RECIPIENT
Wolters Kluwer Spain
AWARD
Recognition as oldest publisher in Spain (150 years) and an example of continuous quality and entrepreneurship
PRESENTER
Association of Professional Publishers
LOCATION/DIVISION
Spain/Legal, Tax & Regulatory Europe

JUNE 2006

RECIPIENT

ProSystem *fx* Scan

AWARD

2006 Tax and Accounting Technology Innovation Award

PRESENTER

The CPA Technology Advisor

LOCATION/DIVISION

U.S./Tax, Accounting & Legal

JUNE 2006

RECIPIENT

CCH Canadian, Tax, Accounting and Financial Planning

AWARD

CMMI (Capability Maturity Model Integration) Level II Appraisal

PRESENTER

William C. McKnight, Authorized CMMI Lead Appraiser

LOCATION/DIVISION

Canada/Tax, Accounting & Legal

JUNE 2006

RECIPIENT

Nursing Made Incredibly Easy! from Lippincott Williams & Wilkins

AWARD

2006 Innovation Award

PRESENTER

American Society of Healthcare Publication Editors

LOCATION/DIVISION

U.S./Health

JUNE 2006

RECIPIENT

Wolters Kluwer Law & Business author Gary Born

AWARD

Expert Guides to the World's Leading Lawyers - Best of the Best 2006

PRESENTER

Legal Media Group Publishers

LOCATION/DIVISION

U.S./Tax, Accounting & Legal

DECEMBER 2006

RECIPIENT

20 CCH products

AWARD

2006 Top 100 Products

PRESENTER

Accounting Today

LOCATION/DIVISION

U.S./Tax, Accounting & Legal

DECEMBER 2006

RECIPIENT

B.Point from OSRA, Suite Avvocato from OA Sistemi, and Sistema Professionista from Ipsoa

AWARD

Best and Innovative Products for 2006 and Beyond in the Software for Professionals category

PRESENTER

ItaliaOggi

LOCATION/DIVISION

Italy/Legal, Tax & Regulatory Europe

JANUARY 2007

RECIPIENT

ProVation Medical

AWARD

Number One in the Clinical Procedure Documentation category

PRESENTER

KLAS 2006 Year-End Top 20 Report

LOCATION/DIVISION

U.S./Health

JANUARY 2007

RECIPIENT

Wolters Kluwer Financial Services

AWARD

Software Vendor category award, 4th Annual Financial Planning Awards

PRESENTER

CPA Wealth Provider

LOCATION/DIVISION

U.S./Corporate & Financial Services

JULY 2006

RECIPIENT
CCH Asia
AWARD
Work-Life Achiever Award
PRESENTER
Singapore Ministry of Manpower
LOCATION / DIVISION
Singapore/Tax, Accounting & Legal

AUGUST 2006

RECIPIENT
Wolters Kluwer Financial Services
AWARD
One of Ten Technology Companies to Watch
PRESENTER
Bank Technology News
LOCATION / DIVISION
U.S./Corporate & Financial Services

OCTOBER 2006

RECIPIENT
Facts & Comparisons author John D. Grabenstein, RPh, PhD, FAPhA
AWARD
2006 Award for Sustained Contribution to the Literature of Pharmacy Practice
PRESENTER
American Society of Health-System Pharmacists
LOCATION / DIVISION
U.S./Health

OCTOBER 2006

RECIPIENT
Understanding Your Weight (Lesley Ochoa, Robert Kushner, MD and the creative staff of the Anatomical Images Group of Lippincott Williams & Wilkins)
AWARD
Silver Award for Patient Education, Information, 13th Annual National Health Information Awards
PRESENTER
Health Information Resource Center
LOCATION / DIVISION
U.S./Health

JANUARY 2007

RECIPIENT
BasisPro
AWARD
2007 Codie Awards finalist, Best Business Productivity Solution and Best Business Software Solution
PRESENTER
Software & Information Industry Association
LOCATION / DIVISION
U.S./Corporate & Financial Services

JANUARY 2007

RECIPIENT
CT Summation CaseVault
AWARD
2006 Electronic Document Distribution System of the year
PRESENTER
Law Technology News®
LOCATION / DIVISION
U.S./Corporate & Financial Services

JANUARY 2007

RECIPIENT
CT Summation
AWARD
2006 Litigation Support Software of the year
PRESENTER
Law Technology News®
LOCATION/DIVISION
U.S./Corporate & Financial Services

JANUARY 2007

RECIPIENT
CT's hCue
AWARD
2006 Records Management Software of the year
PRESENTER
Law Technology News®
LOCATION/DIVISION
U.S./Corporate & Financial Services

JANUARY 2007

RECIPIENT

CCH's Tax Research NetWork

AWARD

5-star (highest possible) rating, *Tax Research Systems*

PRESENTER

The CPA Technology Advisor

LOCATION/DIVISION

U.S./Tax, Accounting & Legal

JANUARY 2007

RECIPIENT

CCH Wealth Management Library

AWARD

Software Vendor category award, 4th Annual Financial Planning Awards

PRESENTER

CPA Wealth Provider

LOCATION/DIVISION

U.S./Tax, Accounting & Legal

FEBRUARY 2007

RECIPIENT

Kluwer (Belgium)

AWARD

One of the Top Employers to *Work for in Belgium 2007*

PRESENTER

Corporate Research Foundation

LOCATION/DIVISION

Belgium/Legal, Tax & Regulatory Europe

FEBRUARY 2007

RECIPIENT

GainsKeeper

AWARD

Readers' Choice Award, *Portfolio Management* category

PRESENTER

Technical Analysis of Stocks & Commodities

LOCATION/DIVISION

U.S./Corporate & Financial Services

Value

An accountant, a nurse, a lawyer, a doctor, a banker, a pharmacist. In Europe, in the United States, in Latin America, in Asia. All of these professionals want to serve their clients as best they can. Wolters Kluwer helps them do this, with integrated information, knowledge, and technology creating content in context. We are partners with our customers. We have deep knowledge of their work. We create value for our customers. This value gives us a competitive edge and makes Wolters Kluwer *The Professional's First Choice*.

3

Karen C. Stephens

Assistant Professor of Nursing and the Corbin KY Campus Site Coordinator, Lincoln Memorial University, Harrogate, TN, United States.
Bachelor of Arts (English) – Cumberland College, Williamsburg, KY, and Bachelor and Master of Science in Nursing – University of Kentucky, Lexington, KY.
Average work hours per week: 40-55, and when not working, reading, golfing, playing piano, traveling, enjoying her grandchildren, and photography.










I AM PROUD
TO BE A NURSE

"Timely, accurate, accessible information, in formats that meet the varied needs of learners, allows the teaching-learning process that helps students achieve their goals. This information is needed to provide students with the basis upon which to build knowledge through critical thinking and application of nursing principles, as well as sources of additional information; and it provides the faculty with multiple methods of presentation. Without this information, I could not do my work properly, students could fail to pass their licensure examinations, lack the appropriate level of knowledge related to public health policies and technical advances, and ultimately compromise the quality of care and patient safety."

Karen Stephens teaches nursing students both the fundamentals and maternity courses in the AND program using, among others, the Clinical Skills Nursing DVDs and *Lippincott's Nursing Drug Guide*. Karen speaks with her sales contact at Wolters Kluwer Health on a weekly basis, and the accuracy, credibility, and wonderful support she gets is part of a relationship that delivers value. The full spectrum of Wolters Kluwer Health services is available on → www.wkhealth.com.

Banny Lam and Ellen Yan, his intern

Senior Manager, KPMG (Shanghai and Hong Kong) for Global Transfer Pricing Services.
MBA and PhD in Economics
Average work hours per week: 50, and in free time, hiking.



"With the information I need, through proper transfer pricing planning, I create and enhance tax efficiencies for my clients, which improves my clients' work and their transfer pricing position in their corporations. It also creates possible business opportunities for me. When clients face queries from local tax authorities, I can help them clarify some transfer pricing issues, because I have the latest access to information from the government, private information providers, and academics. With these reports, I update my advisory work and reorganize my clients' corporate structure to enhance the operational efficiencies."

Elaine Chen of the CCH Shanghai sales team feels a strong responsibility to contribute to her customers' success. That is also what KPMG's senior manager, Banny Lam, and his colleague Ellen Yan, recognize in their efforts to serve tax departments of large corporations entering the fast-growing Chinese market.
Wolters Kluwer has been active in China for over 20 years and provides customers professional information tools both in Mandarin and English. For more information on opportunities in China → www.cchchina.com.cn.

Maria Magdalena Ulaczyk

Lawyer, Director, Okręgowy Urząd Probierczy, the Regional Assay Office, Warsaw, Poland.
Average work hours per week: 50, and if time allows likes books, theater, cooking, walking in the forest.













"Up-to-date and accurate information, acts, and decrees are indispensable to my work. I need these when I am preparing drafts of rules and decrees connected with hallmarking, which is one of my duties. Articles of precious metal which are made by Polish manufacturers and artists are in the free market in the European Union, so it is very important to maintain order in the process of testing and marking them. Having wrong, out-of-date information will create difficulties in my client's work. It may be dangerous both for our staff and our clients."

Maria Magdalena Ulaczyk was invited to contribute to the Wolters Kluwer 2006 Annual Report by Wlodek Albin, the CEO of Wolters Kluwer Poland. Maria Magdalena works with the LEX database, the full database of treaties, and online access to jurisprudence. Poland joined the European Union in May 2004, and hallmarking is one of the areas that had to deal with the new situation of the common market. Using the information tools from Wolters Kluwer Poland enabled Maria Magdalena to bring the innovative standard of the assay office to European levels. See also → www.wolterskluwer.pl.

Jim Sharvin

Owner/Partner, Sharvin & Associates CPAs, Columbus, Ohio, United States. Bachelor of Arts - Purdue University, and MBA - Indiana University. Average work hours per week: 50, in free time, golf, snow skiing, hiking, and reading.









"As a small firm, I am involved in multiple facets of my clients' lives: tax planning and preparation, financial and business planning. Having the necessary information at my disposal allows me to work efficiently and serve them effectively throughout the year. I may be small, but the fact that I can operate on a global and mobile platform evens out the competitive playing field."

At the 2005 CCH User Conference, Jim Sharvin met with Nancy McKinstry, other senior executives of Wolters Kluwer, and CCH's sales team, where they exchanged ideas on globalization of the CPA's workplace. Jim spends several weeks a year building orphanage housing in Thailand and Cambodia, where, from local internet cafés, he manages his CPA practice back home with the support of ProSystem *fx* Office, CCH's award-winning suite of integrated software, using Global *fx*. Contact a CCH sales representative at +1-800-739-9998 or → www.tax.cchgroup.com.

Stephanie Diem

Clinical Director, Washington Square Endoscopy Center, Philadelphia, Pennsylvania, United States.
Average work hours per week: 50


STEPHANIE
REGISTERED NURSE









"Having the latest, up-to-date clinical practice guidelines, drug information, standards of care, and regulatory requirements allows me to develop business practices, clinical practice, and meet daily patient requirements. Without this information, my patient's treatment could be delayed."

Washington Square Endoscopy Center is an eight-physician privately owned practice specialized in outpatient Gastroenterology and Endoscopy. Stephanie and her colleagues work with ProVation MD/RN, the first software designed by clinicians to automate nursing procedure documentation and workflow. They chose ProVation because it offers a mature, stable, yet flexible product. Read more on Washington Square Endoscopy Center's use of ProVation MD/RN at → www.provationmedical.com.

Christian Tanner

Consultant and Staff Manager,
Raiffeisenverband Südtirol, Bolzano, Italy.
Average work hours per week: 50,
in free time, climbing, running, skiing,
and his dog.









"I need the daily news on laws and collective agreements, as well as commentary and interpretations of these. With this information, I help my clients work efficiently, save taxes, and reduce costs. If I don't have the latest, up-to-date information, my clients could face punishment or penalties for tax offenses, or problems with trade unions and employees."

As a Raiffeisenverband consultant for human resources, Christian works with many customers, one of which is Walter Eisendle, the General Manager of Kellerei Terlan, a cooperative vineyard in Northern Italy founded in 1893. True partnership and cooperation is at the core of the existence of the Raiffeisenverband. That partnership is also reflected in the cooperation between Christian Tanner and Agostino Parolin and Tomaso Fondriest of PCS Soft, part of Wolters Kluwer Italy. The Raiffeisenverband uses Giotto, the integrated content and payroll software product, and tax amnesty software of PCS Soft. For a demo of Giotto → www.ipsoa.it.

Noppramart Thammateeradaycho

Litigator with Tilleke & Gibbins International Ltd., Bangkok, Thailand. Master of Commercial Law - Deakin University, Melbourne, Australia; Master of Laws - University of Melbourne; Barrister-at-Law-Bar-Institute of Legal Education, Bangkok; Graduate Diploma in Business Law and Bachelor of Laws- Thammasat University, Bangkok.
Average work hours per week: 56, in free time, reading non-fiction books, reports, news, etc., internet research for IT updates, and gardening.











"The relationship with my clients is based on trust. Gaining and maintaining that trust lies in the fact that I am able to provide every client with advice and solutions suited most to their problems. Having access to court precedents, statutes, and legal opinions; as well as the latest news, business reports, and economic statistics enables me to complete my work quicker and more precisely. As a litigator, you do not want your client to lose business opportunities, or lose a court case due to outdated advice. Having a greater understanding of my clients' problems increases their confidence in my advice and in me as a professional."

Noppramart Thammateeradaycho and her colleagues at Tilleke & Gibbins in Bangkok work with publications from Kluwer Law International, part of the Law & Business unit of Wolters Kluwer Tax, Accounting & Legal. Marcel Nieuwenhuis and Sophie Bijlaart of Kluwer Law International, based in Den Haag, the Netherlands, invited Noppramart to share her thoughts on her professional challenges and information needs. For the product portfolio of Kluwer Law International and Law & Business → www.kluwerlaw.com.

Patrick R. Stonich

Chief of Nursing, @Home Inc.,
Philadelphia, United States.
Bachelor of Science (Business),
Bachelor of Science (Nursing).
Average work hours per week: 50,
otherwise, travel, beach, biking, boating.








@Home

"In healthcare, information changes so fast. Having up-to-date information available to me when I need it makes me more confident and makes the patient feel comfortable. If you lose the trust of your patient, the impact could be enormous. With good supporting staff, well-managed communications, and plenty of patience, in combination with the latest healthcare information, it makes the patient, feel as though our staff is providing the best information possible, and that is the ultimate goal."

Patrick and his co-owners Joe and Lisa started @Home, a care organization with its back-office completely online, in 2006. The cooperation between @Home and Richard Wohl, John Friscia, and their team at Wolters Kluwer Health shows the spirit of emerging opportunities in the nursing market. Combining the needs and expertise of start-ups like @Home with the heritage of Lippincott Williams & Wilkins, with its more than 200 years of deep customer knowledge, results in up-to-date information tools. For more on continuing education and cutting-edge nursing material → www.lww.com.

Passion



Wolters Kluwer is made up of skilled and ambitious professionals who are passionate about their work, driven to succeed, and committed to serving their customers. On the following pages, a few of our more than 19,900 talented employees share their perspectives on customer needs, market leadership, and industry trends. It is the insight and experience of thought leaders like these that enables Wolters Kluwer to create value and accelerate profitable growth. And with an enthusiastic and collegial work environment, Wolters Kluwer is also *The Professional's First Choice* for its employees.

4

Rosalina Díaz Valcárcel

Chief Publishing Officer
and Sales & Marketing Director
Wolters Kluwer Spain
(Madrid, Spain)



The main developments in my markets are the migration from paper and electronic offline products to online products and searching the information in natural language. Customers want updated information - practical, brief, and all on a single screen, with links to other information and official documentation. For Wolters Kluwer, this means increasing the value of our information products by increasing the integration of contents in several ways: integration of content from different products, integration of software and content, integration with third parties' non-proprietary content, and integration with customers' own content.

We must also work on creating new approaches to the information like abstracts, quick answers followed by in-depth information, a simpler and more structured way of writing linked to smart pop-ups, alerts, and information specifically designed for cell phones and PDAs. And even more critical are all our efforts to be at the leading edge in technical developments, providing the best tools to access the information and incorporating all the possibilities that technology provides us: searching in natural language (avoiding complex Boolean commands or difficult thesauri), score-ranking of results, semantic expansion, quick answers, etc.

As I see it, Wolters Kluwer enjoys nowadays an extraordinary position to meet our customers' needs. We increasingly have the advantage regarding knowledge of the customer's workflow as a basis to develop appropriate software and high-quality integrated content, combined with a brand of international scope and reputation.



Brian Diffin

Vice President,
Software Development
Wolters Kluwer Tax and Accounting
(Witchita, Kansas, USA).



Four dynamics are at work in our industry: (1) The current velocity of technological advancement is unprecedented. Our ability to quickly leverage emerging and disruptive technologies to develop new and innovative solutions will differentiate us from our competition. (2) The labor force for our markets is increasingly working remotely. The users of our products are following a larger paradigm shift with labor where work is distributed all over the world to maximize economies of available supply. Our product and service offerings need to be biased toward this trend.
(3) The small to medium sized enterprises market is the fastest growing market segment for most software companies, and we also believe this market offers great opportunities for penetration with our solutions.
(4) Security concerns from our customers and accompanying federal and state regulations (such as Sarbanes-Oxley) are at an all-time high. Our solutions need to be flexible for users, but also possess robust security requirements to deliver high confidence with our customers.

Our approach to all these dynamics is to create new development projects based on a comprehensive contextual design process where cross-functional product teams observe our customers in their working ecosystems. The collection and analysis of data captured in these exercises is extensive. Our contextual design findings are allowing us to consolidate disparate workflows, system to system, human to system, or human to human, into streamlined application solutions. By leveraging new technologies and service-oriented architectures, we are able to deploy our core application solutions to a variety of operating platforms, internet, network, or local PC. Deploying sophisticated application solutions on the internet, coupled with traditional platforms, allows us to reach the largest market preference and also leverages an upward trend of a mobile workforce.



Diana Faulds

Director, Global Content Creation
Pharma Solutions
Wolters Kluwer Health
(Auckland, New Zealand)



The need for disclosure and transparency around drug development and promotion has recently come under considerable media and governmental scrutiny, driven by high-profile drug withdrawals. This has been an area of rapid development and change for our customers, with complex, and sometimes conflicting, requirements that continue to evolve. We have our own processes in place that reinforce best practice for our customers, and use our knowledge and experience to help our customers meet these requirements.

At the same time, the importance of health outcomes in pharmacoevaluation is continuing to grow. Limits on healthcare spending, whether imposed at the governmental level or by private payers such as insurers or managed care organizations, have increased the importance of economic assessment of pharmaceuticals. Similarly, the pharmacoeconomic evaluation of an agent is important because of the implications for reimbursement and thus the place of a drug in the market. Wolters Kluwer Health already has products and experience in these areas. We have acknowledged expertise in health outcomes and drug safety and are expanding our capabilities. We provide our customers the ability to track the competitive landscape, and design and analyze the studies needed to demonstrate the value of their products. We regularly get feedback from those working in these areas (and from our competitors), indicating that the service and insight we provide to authors publishing in these fields is second to none.



Guy Van Peel

Director, Content Development
Wolters Kluwer
Legal, Tax & Regulatory Europe
(Mechelen, Belgium)



The information industry has been enabled by and become dependent on technology over the past 20 years. Everyone's a publisher on the web these days - this trend has been reinforced over the past two years by the rise of so-called "web 2.0" phenomena: blogs, wikis, folksonomies, etc. Blogging lawyers and accountants are no longer a curiosity in the United States, and I'm sure Europe will follow. Although need for information in our legal and tax market is still largely local because of the nature of the subject (national jurisdictions, local language), user expectations around search and retrieval features and functionality are global as everybody is "Googling," using eBay, or Wikipedia.

For Wolters Kluwer, it is important to focus on adding value to primary information. That value proposition could take various forms: of course we continue to provide explanations and comments from leading subject experts and authors, but in view of the abundant amounts of information we must also provide more context, improve "findability," ensure completeness of research material, provide tools that allow customers to rapidly select the most relevant material and tools that help efficient processing of that information. Finally, we must also offer our customers the assurance that what they retrieve today will also be available to them tomorrow.

The information industry has changed so much over the past 20 years. And the pace of change is still accelerating in my opinion. Coping with such an amount of change is a challenge, sure, but it keeps us alert, curious, and allows us to explore new territory and opportunities. For some, to change means to suffer. For me, however, it's a way of life. From marketeer to publisher to becoming involved in all aspects of the electronic publishing business, I've held about seven different positions in three different countries. Wolters Kluwer is a great place to develop a variety of skills.



Susanna Allshouse

Director, Business Development
Wolters Kluwer Tax and Accounting
(Riverwoods, Illinois, USA)



The tax and accounting profession continues to face staffing challenges – stemming from both a shortage of college graduates entering the profession and an estimated 75% of current AICPA (American Institute of Certified Public Accountants) membership scheduled to retire within the next 14 years. Additionally, Sarbanes-Oxley and ensuing legislation is driving new compliance demands on corporations. As a result, larger professional accounting firms are developing new services to address new legislation. Middle market and smaller firms are taking on larger corporate clients and offering new services. All firms must find ways to retain knowledge as partners and senior staff retire. For corporate and professional tax and accounting departments, integrated workflow solutions that provide meaningful productivity improvements and ease compliance challenges are critical.

Wolters Kluwer Tax and Accounting is a strategic partner to our customers, working together to develop end-to-end solutions to address productivity and compliance issues. Beginning with the reorganization in 2003 into customer-facing units, we have continued this evolution to align our internal resources and expand our knowledge of customer workflow to best serve the changing needs of our customers. Understanding our customers is at the center of each new initiative – observing how they work and listening to their concerns enables us to continually enhance our core products and offer new solutions that provide measurable benefit to customers. Our team recognizes that one size does not fit all – whether through addition of new brands or leveraging new technologies, our goal is to provide depth and breadth of content and software to enable customers' flexibility in selecting solutions that will best meet their needs.



Todd Cooper

Chief Product Manager
Banking Analytics
Wolters Kluwer Financial Services
(Boston, Massachusetts, USA)



Increasing market and regulatory pressures on the financial services industry across a number of compliance and other risk areas, including anti-money laundering, fraud, and anti-predatory lending, are dramatically increasing the cost and complexity of compliance programs in all segments of the market. There is a shortage of expert personnel throughout the industry to address these high-visibility challenges. With the U.S. government focused on the consumer impact of increasing mortgage default rates driven by overly exotic loan products and weakening housing markets, controlling terrorist financing, and preventing identity theft, it is clear that strong reputation and regulatory risks will continue for the foreseeable future.

Our Banking Analytics group provides the expert solutions to efficiently manage these challenges. We deliver our expertise to customers through software, consulting and professional services, and business process outsourcing. By offering compliance outsourcing that leverages our industry-standard software and in-house experts, we can both mitigate the shortage of qualified personnel in the market and efficiently solve the regulatory risk challenges. All of this translates to an increase in potential customer account value by a factor of as much as four. It is a paradigm-shifting opportunity to transform the financial services compliance management landscape, and we are excited to have a leading role in reducing the financial service industry's regulatory burden.



Giulietta Lemmi

Market Unit Leader
and General Manager
DeAgostini Professionale
and UTET Giuridica
(Milan, Italy)



The major development in our markets is without any doubt the importance of internet/online for legal and public administration professionals. Nearly all their professional activities are moving online. Searching, archiving, office management, contact with clients or citizens - everything has to do with online. In fact, it has become impossible to carry out their work without it.

Currently, we also see a trend towards multidisciplinary offices in which legal, fiscal, financial, and employment law competencies are concentrated. These offices have all specialties in house and are capable of fulfilling all the needs of different customers. They have to, because of the increasing competition between offices. In order to keep the client, they need to change their role from being more of an expert to becoming more of a consultant.

We are supporting the customer by concentrating on his workflow. We developed Iter, Latin for "the way to," a workflow-based search system that saves valuable time by providing a limited number of high-quality search results, unlike regular search engines which provide a huge number of hits of varying quality. Four of the six leading legal brands in Italy are from Wolters Kluwer. With the completely different profiles and images these brands have in the market, we can provide a total solution to all legal market segments. All brands are accessible via a single portal. By linking our portals for legal, fiscal, and financial professionals and providing practical solutions, we are capable of meeting the multidisciplinary (consulting) needs of our customers.



Abs Kotulski

Vice President,
Business Development
Corporate Legal Services
(New York, New York, USA)



Clients expect more from their attorneys. What defines a good attorney has moved beyond the practice of law. Attorneys are expected to understand their clients' businesses to help them manage risk. When litigation inevitably occurs, clients expect attorneys to quickly answer complex questions not only about the law, but also about the case facts. Sorting through the facts in the past was a time-consuming process and required the review of numerous boxes of paper. This task was complicated by the proliferation of electronic information and e-mail in the last 10 years, resulting in a significant increase in the documents that attorneys must review. Quickly finding the important documents in a case or being able to report on the cost of litigation, things that were nearly impossible just a few years ago, have become standard expectations. When a case includes thousands of documents this can seem like an insurmountable task.

What I'm passionate about is how Wolters Kluwer is leveraging technology to allow attorneys to redefine the practice of law. Wolters Kluwer has built the market-leading tools for litigation management, pioneering both the e-billing and litigation support markets. CT TyMetrix was the first company to provide integrated matter management and e-billing software, allowing companies to manage litigation and track spending with a single user-friendly tool. The competition is beginning to follow suit, but CT TyMetrix will continue to redefine customer value in new ways. CT Summation created the first and only integrated tool for managing documents related to a case whether stored in a filing cabinet as paper, as an electronic computer file, e-mail, or even part of the official court transcript. CT Summation is working on further expanding their tools, raising the bar in workflow efficiency for attorneys managing case facts and allowing them to access their documents whether they are in their firm's office or in court.



Linda Peitzman

Chief Medical Officer
Wolters Kluwer Health and
Vice President of Clinical
Development, Clinical Solutions
Wolters Kluwer Health
(Phoenix, Arizona, USA)



Clinicians and healthcare organizations are rapidly beginning to see the value of bringing pertinent content into the workflow of patient care. Products that accomplish this are often called "Point of Care," and involve technology with embedded content that improves patient care without adding work for the clinician. The healthcare market is now spending significant amounts of their budget on IT solutions, with a primary focus on Point of Care products. In addition, EMR (electronic medical record) vendors have been working for many years to improve basic functions within healthcare organizations, and are now beginning to implement integrated content within their applications. These markets have many product entries and will expand rapidly over the next decade.

At Wolters Kluwer Health, we have a great start in the Point of Care market space, with products and content that include procedure documentation for physicians and nurses, out-patient note documentation, evidence-based guidelines for diagnosis and care, evidence-based order sets, and clinician search tools to find answers to a wide variety of clinical questions. We also have expertise in understanding clinical workflow and developing technology that helps the clinician provide and document care.

With our extensive, well-respected content we have the opportunity to integrate this content through Point of Care technology and bring unprecedented breadth and depth to clinicians and healthcare organizations at the point of care. Our challenge will be to maintain processes that allow us to understand our many varied assets and integrate them across all of Wolters Kluwer Health.



Péter Báldy

Publishing Director
CompLex Publisher
(Budapest, Hungary)



We currently face three new conditions of competition: the massive amount of free information on the internet provided by the public and private sectors; changes in the media through which we obtain information; and the penetration of ICT into providing information.

My ten years of personal experience in electronic publishing give me not just faith, but the knowledge that we will be able to react to the technical challenges quickly and at least as well as our competitors. CompLex combines the reputation and good name of the oldest (51 years old) legal publishing house in Hungary, with the freshness and credibility of a nearly 15-year-old IT-oriented electronic publishing company. Our most effective development in the past two years was the implementation of a Questions and Answers service combined with a monthly periodical to several markets, for example the labor and HR professionals where we substantially expended our market position in the last two years.

Implementing Wolters Kluwer's strategy in Hungary allowed CompLex to become the biggest publishing house in Hungary in the last years. It is quite clear to me that the source of our growth according to Wolters Kluwer's strategy was based on converting our way of thinking about publishing – we have to move our market position and definition of traditional publisher to the position of the content provider and integrated solution provider. Because we were able to successfully transmit our knowledge, experiences, and authority from paper-based publishing to electronic publishing, our goal to go deeper and provide more sophisticated software solutions combined with our high-quality content seems to be reachable in the coming years.



Stacey Caywood

Vice President,
Legal and Professional Group
Wolters Kluwer Law & Business
(Riverwoods, Illinois, USA)



Our customers are lawyers and librarians who work in law firms, corporations, and the government, in the United States and abroad. We publish market-leading content and tools in a wide range of practice areas for legal professionals who focus on securities, corporate, intellectual property, M&A, and trade regulation. New product development is a high priority for us and, for the last three years, we have focused on launching online integrated practice area libraries. These libraries combine our analytic content with relevant primary source materials, such as cases and statutes. This content integration, supported by a variety of electronic search and retrieval tools, adds value to our content and helps our customers work more productively.

As a leading source for specialized solutions, we place a high priority on understanding professionals' needs and serving them best. We conduct in-depth interviews to learn about new and growing practice areas and how to innovate appropriately for the customers we serve. We focus closely on how the customer works and how we can help them be even more successful. Our integrated online libraries are an excellent example of the result of this process. When we watched our customers work, we saw them turning to different sources of information throughout the research process. We knew we could help them be more productive, and enhance the quality of their research, by offering these resources through one single online source. The success of these offerings is especially exciting as it validates that our employees have built strong relationships with our customers; we understand their needs and we are creating products that they rely on and value.



Jeremy Vaughn

Director,
Talent Management
Wolters Kluwer
(Philadelphia, Pennsylvania, USA)



Companies are continuing to evolve and improve in their markets and industries. Successful companies often have similar strategies and business objectives. However, the key differentiator between good companies and outstanding companies is typically the people in those companies - the talent. At Wolters Kluwer, we strive to attract, challenge, and develop our leadership talent from within.

An important part of Wolters Kluwer's strategy is to strengthen our management and leadership capabilities. We have designed and implemented a global talent management program to identify and develop our next generation of leaders. We also actively recruit and develop professionals such as lawyers, CPAs, and doctors to provide first-hand knowledge of the markets we serve and critical insight into the needs of our customers. These very talented individuals continue to find new, unique ways to deliver value to our clients by focusing on integrated offerings, global scale, and customer intimacy.

Our philosophy of talent management focuses on creating an organizational mindset about talent, which is necessary to achieve the ultimate goal of competitive advantage gained through successful talent management and development. We facilitate on-the-job experiences that challenge and motivate employees and enable growth and career development. Examples include mentoring opportunities, coaching and feedback, networking with senior executives, leadership forums, and global task forces – all designed to build leadership capabilities. This approach has proven to be very effective at Wolters Kluwer. Global movement of talent has significantly increased, as has the promotion rate of internal candidates into key leadership positions. In the end, all these efforts help us deliver on our vision of being *The Professional's First Choice*.



2006
Financial
Statements



Consolidated Income Statement

in millions of euros

		2006		2005
Revenues note 2		**3,693**		**3,374**
Cost of sales		1,383		1,234
▪ **Gross profit**		**2,310**		**2,140**
Sales costs		679		611
General and administrative costs				
▪ General and administrative operating expenses	1,013		996	
▪ Amortization of publishing rights and impairments note 5	121		81	
▪ Exceptional restructuring expense note 6	–		20	
▪ Total general and administrative costs		1,134		1,097
▪ Total operating expenses		1,813		1,708
▪ **Operating profit**		**497**		**432**
Income from investments note 13		6		5
Finance income note 7		8		15
Finance costs note 7		(112)		(118)
Results on disposals note 3		9		4
Share of profit of associates note 12		1		3
▪ **Profit before tax**		**409**		**341**
Income tax expense note 8		(87)		(80)
▪ **Profit for the year**		**322**		**261**
Attributable to				
▪ Equity holders of the parent		321		260
▪ Minority interests note 9		1		1
▪ Profit for the year		322		261
Basic earnings per share (€) note 1		1.04		0.86
Diluted earnings per share (€)		1.03		0.85

Consolidated Balance Sheet

in millions of euros
at December 31

	2006		2005	
Non-current assets				
Intangible assets note 10	4,015		3,450	
Property, Plant and Equipment note 11	186		205	
Investments in associates note 12	18		10	
Financial assets note 13	113		117	
Deferred tax assets note 14	56		23	
▪ Total non-current assets		4,388		3,805
Current assets				
Inventories note 15	134		130	
Trade and other receivables note 16	973		1,029	
Income tax receivable	20		48	
Cash and cash equivalents note 17	138		428	
▪ Total current assets	1,265		1,635	
Current liabilities				
Deferred income	979		957	
Trade and other payables	420		411	
Income tax payable	26		21	
Short-term provisions	22		44	
Borrowings and bank overdrafts note 19	943		719	
Other current liabilities note 18	444		410	
▪ Total current liabilities	2,834		2,562	
▪ Working capital		(1,569)		(927)
▪ **Capital employed**		**2,819**		**2,878**

		2006		2005
Non-current liabilities				
Long-term debt				
▪ Subordinated bonds	–		227	
▪ Bonds	919		927	
▪ Perpetual cumulative subordinated bonds	225		225	
▪ Other	88		57	
▪ Total long-term debt note 19		1,232		1,436
Deferred tax liabilities note 14		192		80
Employee benefits note 20		187		250
Provisions note 21		12		13
▪ Total non-current liabilities		1,623		1,779
Equity				
Issued share capital	37		37	
Share premium reserve	90		90	
Legal reserve	9		9	
Other reserves	1,058		962	
▪ Equity attributable to equity holders of the parent		1,194		1,098
Minority interests note 9		2		1
▪ Total equity note 22		1,196		1,099
▪ **Total financing**		**2,819**		**2,878**

Consolidated Cash Flow Statement

in millions of euros

	2006		2005	
Cash flows from operating activities				
Operating profit	497		432	
Amortization and depreciation	208		172	
Exceptional restructuring expense	–		20	
Autonomous movements in working capital	9		30	
▪ **Cash flow from operations**		**714**		**654**
Paid financing costs	(126)		(99)	
Paid corporate income tax	(36)		(83)	
Appropriation of restructuring provisions	(37)		(51)	
Share-based payments	17		12	
Other	3		(4)	
		(179)		(225)
▪ **Net cash from operating activities**		**535**		**429**
Cash flows from investing activities				
Net capital expenditure	(99)		(86)	
Acquisition spending note 3	(773)		(357)	
Receipts from disposal of activities note 3	13		13	
Dividends received	7		8	
Cash from derivatives	105		83	
▪ **Net cash used in investing activities**		**(747)**		**(339)**
Cash flows from financing activities				
Exercise share options	4		11	
Redemption loans	(644)		(356)	
New loans	682		9	
Movements in bank overdrafts	(22)		46	
Dividend payments	(80)		(69)	
Repurchased shares	(19)		–	
▪ **Net cash used in financing activities**		**(79)**		**(359)**
▪ **Net cash flow**		**(291)**		**(269)**
Cash and cash equivalents at January 1	428		687	
Exchange differences on cash and cash equivalents	1		10	
		429		697
▪ **Cash and cash equivalents at December 31**		**138**		**428**

Consolidated Statement of Recognized Income and Expense

in millions of euros

		2006		2005
Profit for the year		**322**		**261**
Exchange differences on translating foreign operations	(211)		252	
Gains/(losses) on hedges of net investments in foreign operations	12		(78)	
Gains/(losses) on cash flow hedges	(2)		–	
Actuarial gains/(losses) on defined benefit plans	38		3	
Tax on items taken directly to or transferred from equity	16		(1)	
Net income recognized directly in equity		(147)		176
Total recognized income and expense for the year		**175**		**437**
Attributable to:				
Equity holders of the parent	174		436	
Minority interests	1		1	
Total		**175**		**437**
Effect of changes in accounting policy:				
Equity holders of the parent	–		4	
Minority interests	–		0	
Total		**–**		**4**

Notes to the Consolidated Financial Statements



Wolters Kluwer nv ("the Company") with its subsidiaries (together "the Group") is a leading global information services and publishing company. The Group's core markets are spread across the health, corporate services, financial services, tax, accounting, law, regulation, and education sectors. The Group maintains operations across Europe, North America, and Asia Pacific. The company is headquartered in Amsterdam, the Netherlands.
The company's ordinary shares are quoted on Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. These financial statements were authorized for issue by the Executive Board and Supervisory Board on February 27, 2007.

Notes to the Consolidated Financial Statements

SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company at and for the year ended December 31, 2006, comprise the Group and the Group's interest in associates and jointly controlled entities. The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied by the Group entities to the financial information relating to 2006 and 2005, as presented in these consolidated financial statements.

STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations including International Accounting Standards (IAS) prevailing per December 31, 2006, as adopted by the International Accounting Standards Board (IASB) and as endorsed for use in the European Union by the European Commission.

BASIS OF PREPARATION

The consolidated financial statements are presented in millions of euros. They have been prepared under the historical cost convention except for financial assets and financial liabilities (including derivative financial instruments) that are recognized at their fair value. The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of income and expense.
The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Judgments made by management in the application of IFRS that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 28.

BASIS OF CONSOLIDATION

Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued, and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill.

Associates

Associates are all entities over which the Group has significant influence but not control over the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition. Associates are recognized from the date on which the Group has significant influence, and recognition ceases from the date the Group has no significant influence over an associate.

The Group's share of its associates' post-acquisition profits or loss is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Joint ventures

Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement. Joint ventures are recognized using proportionate consolidation from the date that joint control commences until the date that joint control ceases.

Transactions eliminated on consolidation

Intragroup balances, transactions, income and expenses, and unrealized gains on transactions between Group companies are eliminated in preparing the consolidated financial statements. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Foreign currency

Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in euros, which is the Group's presentation currency.

Foreign currency transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Non-monetary assets and liabilities in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the transaction date. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency at foreign exchange rates prevailing at the dates the fair value was determined.

Financial statements of Group companies
The assets and liabilities of Group companies, including goodwill and fair value adjustments arising on consolidation, are translated to euro at foreign exchange rates prevailing at the balance sheet date. Income and expenses of Group companies are translated to euro at exchange rates at the dates of the transactions. All resulting exchange differences are recognized in the currency translation reserve as a separate component of equity.

When a foreign Group company is disposed of, exchange differences that were recorded in equity prior to the sale are recycled through the income statement as part of the gain or loss on disposal.

Net investment in foreign operations
Net investment in foreign operations includes equity financing and long-term inter-company loans for which settlement is neither planned nor likely to occur in the foreseeable future. Exchange rate differences arising from the translation of the net investment in foreign operations, and of related hedges are taken to the currency translation reserve in shareholders' equity. When a foreign operation is disposed of, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on disposal.

Main exchange rates

to the euro	**2006**	2005
U.S. dollar (at December 31)	1.32	1.18
U.S. dollar (average)	1.26	1.25
G.B. pound (at December 31)	0.67	0.69
G.B. pound (average)	0.68	0.68

Derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge); (2) hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge); or (3) hedges of a net investment in a foreign operation (net investment hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The ineffective part is recognized immediately in the income statement. If a hedging relationship is terminated and the derivative financial instrument is not sold, future changes in its fair value are recognized in the income statement.

The fair value of derivative financial instruments is classified as a non-current asset or liability if the remaining maturity of the derivative financial instrument is more than 12 months, and as a current asset or liability if the remaining maturity of the derivative financial instrument is less than 12 months after the balance sheet date.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the ineffective part of the hedging instrument is recognized in the income statement within finance income or costs. Changes in the fair value of the hedged item are also recognized in the income statement within finance income or costs. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item, for which the effective interest method is used, is amortized to profit or loss over the period to maturity.

Cash flow hedge

The effective part of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective part is recognized immediately in the income statement within finance income or costs. Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss. The gain or loss relating to the effective part of derivate financial instruments is recognized in the income statement within the line where the result from the hedged transaction is recognized.

When a hedging instrument matures or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the hedged transaction is ultimately recognized in the income statement. When a hedged transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Net investment hedge

Fair value changes of derivative financial instruments that are used to hedge the net investment in foreign operations, that are determined to be an effective hedge, are recognized directly in shareholders' equity in the translation reserve. The ineffective part is recognized immediately in the income statement within finance income or costs. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

Derivatives that do not qualify for hedge accounting

Certain derivatives do not qualify for hedge accounting. Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognized immediately in the income statement within finance income or costs.

Business combinations

When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events (earn outs or deferred acquisition payments), the Group includes the amount of that adjustment in the cost of the combination at the acquisition date if the adjustment is probable and can be measured reliably. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Initially the fair values are determined provisionally, and will be subject to change based on the outcome of the purchase price allocation which takes place within 12 months of the acquisition date.

Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, associate, or joint venture at the date of acquisition. Goodwill recognized for acquisitions represents the consideration made by the Group in anticipation of the future economic benefits from assets that are not capable of being individually identified and separately recognized. These future economic benefits relate to, for example, opportunities with regard to cross-selling or cost efficiencies such as sharing of infrastructure.

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is carried at cost less any accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity that is sold.

Goodwill acquired in a business combination is not amortized. Instead, the goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

With respect to acquisitions prior to January 1, 2004, goodwill is included on the basis of its deemed cost, which represents the net book value recorded under previous GAAP. The classification and accounting treatment of business combinations that occurred prior to January 1, 2004, has not been reconsidered in preparing the Group's opening IFRS balance sheet at January 1, 2004.

Publishing rights and other intangible assets

The Group recognizes intangible assets acquired through business combinations (publishing rights) as well as other intangible assets. Publishing rights acquired through business combinations consist of:

- Customer relationships: subscriber accounts, other customer relationships;
- Technology: databases, software, product technology;
- Trademarks and titles: trademarks, imprints, product titles, copyrights;
- Favorable purchase agreements;
- Other: license agreements, non-compete covenants.

Favorable purchase agreements are those purchasing agreements of the acquiree that are priced at a level that is considered below fair market value at the time of the acquisition. The amortization expense therefore represents the difference between costs at fair market value and the costs per the contract.

The fair value of the intangible assets is computed at the time of the acquisition applying one of the following methods:

- *Relief from royalty approach*
  This approach assumes that if the publishing right was not owned, it would be acquired through a royalty agreement. The value of actually owning the asset equals the benefits from not having to pay royalty fees.
- *Multi-period excess earnings method*
  Under this approach, cash flows associated with the specific publishing right are determined. Contributory charges of other assets that are being used to generate the cash flows are deducted from these cash flows. The net cash flows are discounted to arrive at the value of the asset.
- *Cost method*
  The cost method reflects the accumulated costs that would currently be required to replace the asset.

Publishing rights are stated at cost less accumulated amortization and any impairment losses, and are amortized over their estimated useful economic life, generally applying the straight-line method. The useful life of the publishing rights is deemed finite, reflecting management's assessment of the life of the assets, usually supported by outside valuation experts, and taking into account the impact of technological change and changes in the marketplace. If and to the extent that publishing rights are considered to be impaired in value, this is immediately charged to the income statement as impairment.

Other intangible assets mainly relate to computer software that is valued at cost less accumulated amortization and any impairment losses.

Capitalized software is amortized using the straight-line method over the economic life of the software. If and to the extent that other intangible assets are considered to be impaired in value, this is immediately charged to the income statement.
No intangible asset arising from research or from the research phase of an internal project is recognized. Expenditure on research or the research phase of an internal project is recognized as an expense when it is incurred.
An intangible asset arising from development or from the development phase of an internal project is recognized if, and only if, the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale and comply with the following other requirements: the intention to complete the development project; the ability to sell or use the product; demonstration of how the product will yield probable future economic benefits; the availability of adequate technical, financial, and other resources to complete the project; and the ability to reliably measure the expenditure attributable to the project.

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

The estimated useful life for publishing rights is 5-20 years and for other intangible assets 3-10 years.

Impairment

The carrying amounts of the Group's non-current assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. Irrespective of whether there is any indication of impairment, the Group also (1) tests an intangible asset not yet available for use for impairment annually by comparing its carrying amount with its recoverable amount; and (2) tests goodwill acquired in a business combination for impairment annually.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement immediately.
The recoverable amount of an asset or its cash-generating unit is the higher of its fair value less costs to sell and its value in use.

An impairment loss shall be allocated to reduce the carrying amount of the assets of the cash generating unit in the following order:

- first, to reduce the carrying amount of any goodwill allocated to the cash-generating unit;
- then, to the other assets of the cash-generating unit pro rata on the basis of the carrying amount of each asset in the cash-generating unit.

The Group assesses at each reporting date whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the Group shall estimate the recoverable amount of that asset and shall recognize this in the income statement immediately.

Property, plant and equipment

Property, plant and equipment, consisting of land and buildings, machinery and equipment, and other assets such as office equipment and vehicles, is valued at cost less accumulated depreciation and any impairment losses.

Depreciation is charged to the income statement on a straight-line basis over the estimated useful life of each item of Property, Plant and Equipment. Land is not depreciated.

The estimated useful life for buildings is 20-30 years, for machinery and equipment 5-10 years, and for other assets 3-10 years.

Leases

Lease payments under an operating lease are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the Group's benefit.

A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of an asset. Finance leases are initially recognized as assets and liabilities in the balance sheet at the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Subsequently a finance lease gives rise to depreciation expense for depreciable assets and any impairment losses, as well as finance expense for each accounting period. The depreciation policy for these depreciable leased assets is consistent with that for depreciable assets that are owned.

Financial assets

Financial assets include investments, receivables, and derivative financial instruments. Financial assets are recorded initially at fair value. Subsequent measurement depends on the designation of the financial assets.

Investments

All equity investments that are not subsidiaries, joint ventures, or associates are classified as investments. Investments available-for-sale are valued at their fair value. When the fair value cannot be reliably determined, the investment is carried at cost. Income is based on the dividend received from the investments. A gain or loss arising from a change in the fair value of the investment available-for-sale shall be recognized directly in equity, except for impairment losses and foreign exchange gains and losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in equity shall be recognized in profit or loss.

Receivables

Loans to third parties are measured at amortized cost, if held-to-maturity. Subsidies are recognized at fair value.

Derivate financial instruments

Derivative financial instruments are recognized at fair value in the balance sheet as a financial asset if the remaining maturity is more than 12 months after the balance sheet date. The accounting policy for changes in fair value is set out in → Derivative financial instruments and hedging activities.

Inventories

Inventories are valued at the lower of cost and net realizable value. The cost of inventories comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Cost is determined using the first-in-first-out principle. The cost price of internally produced goods comprises the manufacturing and publishing cost. Trade goods purchased from third parties are valued at the purchase price.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to complete the sale.

Trade and other receivables

Trade and other receivables are initially carried at their fair value and subsequently measured at cost less any impairment.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts are shown within *Borrowings and bank overdrafts* in current liabilities.

Deferred income

Deferred income represents the part of the amount invoiced to customers that has not yet met the criteria for revenue recognition and thus still has to be earned as revenues, by means of the delivery of goods and services in the future. Deferred income is recognized at its nominal value.

Trade and other payables

Trade and other payables are stated at cost.

Interest-bearing debt

Financial liabilities, such as bond loans and other loans from credit institutions are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing debt is stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the period of the borrowings on an effective interest basis.

The Group opted to recognize the unsubordinated convertible bonds 2001-2006 as a financial liability at fair value through profit or loss. Fair value changes during the year, which are derived from market quotations, are recognized in finance income or costs.

Taxation

Income tax on the result for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized outside profit or loss, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date, and any adjustment to tax payable in respect of previous years.

The Group recognizes deferred tax liabilities for all taxable temporary differences between the carrying amount of an asset or liability in the balance sheet and its tax base, except to the extent that the deferred tax liability arises from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination, and at the time of the transaction affects neither accounting profit nor taxable profit.

A deferred tax asset is recognized for a temporary difference and for the carry forward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which these can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. The effect of changes in tax rates on the deferred taxation is taken to the income statement if and to the extent that this provision was originally formed as a charge to the income statement.

Shareholders' equity

When share capital recognized as equity is repurchased (treasury shares), the amount of the consideration paid, including directly attributable costs, is recognized as a change in equity. The company repurchases shares in stock to cover the dilutive effect of stock options and the equity-settled share-based payment (the Group's Long-Term Incentive Plan). Dividends are recognized as a liability upon being declared.

Minority interests

Minority interests are the portion of the profit or loss and net assets of a subsidiary attributable to equity interests that are not owned, directly or indirectly through subsidiaries, by the Group.

Employee benefits

The Company has arranged pension schemes in various countries for most of its employees in accordance with the legal requirements, customs, and the local situation of the countries involved. These pension schemes are partly managed by the Group itself and partly entrusted to external entities, such as industry pension funds, company pension funds, and insurance companies. In addition, the Group also provides certain employees with other benefits upon retirement. These benefits include contributions towards medical health plans in the United States, where the employer refunds part of the insurance premium for retirees, or, in the case of uninsured schemes, bears the medical expenses while deducting the participants' contributions.

Defined contribution plans
The pension contribution of defined contribution plans is recognized as an expense in the income statement as it is incurred.

Defined benefit plans
The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value and the fair value of any plan assets is deducted. The discount rate is the yield rate at the balance sheet date on high-quality corporate bonds that have maturity dates approximating the terms of the Group's obligations.
The calculation is performed by a qualified actuary using the projected unit credit method.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

All actuarial gains and losses at January 1, 2004, the date of the transition to IFRS, were recognized. With respect to actuarial gains and losses that arise subsequent to January 1, 2004, in calculating the Group's obligation in respect of a plan, the Group has opted to recognize all actuarial gains and losses outside profit or loss immediately in the period in which they occur.

Gains or losses on curtailment or settlement of a defined benefit plan are recognized when the curtailment or settlement occurs. The gain or loss comprises any resulting change in the present value of the defined benefit obligations and in the fair value of the plan assets, and any past service cost that had not previously been recognized. A curtailment occurs when the Group is demonstrably committed to make a material reduction in the number of employees covered by a plan either as a result of a disposal or restructuring or when the Group amends the terms of a defined benefit plan such that a material element of future service by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

When the calculation result in a benefit to the Group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Long-term service benefits
The Group's net obligation in respect of long-term service benefits, such as jubilee benefits, is the amount of future benefits that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted.

Provisions

A provision is recognized when (1) the Group has a present legal or constructive obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) the amount of the obligation can be reliably estimated.

Restructuring
The provision for restructuring relates to provisions for integration of activities and other substantial changes of the organizational structure and onerous contracts. A provision for restructuring is recognized only when the aforementioned general recognition criteria are met. A constructive obligation to restructure arises only when the Group has a detailed formal plan for the restructuring and has raised a valid expectation to those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

The short-term commitments relating to expected spending due within one year are presented under other current liabilities.

PRINCIPLES FOR THE DETERMINATION OF RESULTS

Revenue recognition

Revenues represent the revenues billed to third parties net of value-added tax and discounts. Shipping and handling fees billed to customers are included in revenues. Subscription income received or receivable in advance of the delivery of services or publications is included in deferred income. If the Group acts as an agent, whereby the Group sells goods or services on behalf of a principal, the Group recognizes as revenues the amount of the commission.

Goods
Revenue from the sale of goods is recognized upon shipment and transfer of the significant risks and rewards of ownership to the customer, provided that the ultimate collectibility and final acceptance by the customer is reasonably assured. Revenue from the sale of goods is recognized net of estimated returns for which the Group has recognized a liability based on previous experience and other relevant factors. If returns on a product category exceed a threshold, it is assumed that the transfer of the ownership of the product has only occurred upon receipt of the payment from the customer.

Services
Revenue from the sale of services is recognized on a straight-line basis over the specified period, unless there is evidence that some other method better represents the stage of completion of the service at the balance sheet date.

Combination of goods and services
Revenues of products that consist of a combination of goods and services are recognized based on the fair value and the recognition policy of the individual components.

Cost of sales

Cost of sales comprises the directly attributable costs of goods and services sold and delivered. These costs include such items as the costs of raw materials, subcontracted work, other external expenses and salaries, wages and social charges for personnel to the extent that these costs are directly related to the goods and services sold and delivered. Royalties owed to professional societies relating to contract publishing are included in cost of sales.

General and administrative operating expense

General and administrative operating expense include costs which are neither directly attributable to cost of sales nor to sales and marketing activities. This includes costs such as product development, ICT, and general overhead.

Exceptional restructuring expense

Exceptional restructuring expense is defined as items arising from circumstances or transactions that, given their size or nature, are clearly distinct from the ordinary activities of the Group. Costs of restructuring programs, including those of acquisitions, are recognized as exceptional restructuring expense.

Share-based payments

The Group's Long-Term Incentive Plan qualifies as an equity-settled share-based payments transaction. The fair value of shares awarded is recognized as an expense with a corresponding increase in equity. The fair value is measured at the grant date and spread over the period during which the employees become unconditionally entitled to the shares. The fair value of the shares is measured using a Monte Carlo simulation model, taking into account the terms and conditions upon which the shares were awarded. The amount recognized as an expense is adjusted to reflect the actual forfeitures due to participants' resignation before the vesting date.

Finance income and costs

Finance income and costs comprise interest payable on borrowings and interest receivable calculated using the effective interest rate method, interest receivable on funds invested, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognized in profit or loss.

Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

PRINCIPLES UNDERLYING THE CASH FLOW STATEMENT

Cash flows from operating activities

Cash flows from operating activities are calculated by the indirect method, by adjusting the consolidated operating income for exceptional items and expenses that are not cash flows (such as amortization and depreciation), and for autonomous movements in consolidated working capital (excluding impact from acquisitions and foreign currency differences). Cash payments to employees and suppliers are all recognized as cash flow from operating activities. Operating cash flows also include the costs of financing of operating activities, income taxes paid on all activities, and spending on restructuring and acquisition provisions.

Cash flows from investing activities

Cash flows from investing activities are those arising from net capital expenditure, from the acquisition and sale of subsidiaries and business activities. Cash and cash equivalents available at the time of acquisition or sale are deducted from the related payments or proceeds. Net capital expenditure is the balance of purchases of Property, Plant and Equipment less book value of disposals and expenditure on other intangible assets less book value of disposals.

Cash receipts and payments from derivative financial instruments are classified in the same manner as the cash flows of the hedged items. The Group has primarily used derivatives for the purpose of hedging its net investments in the United States. As a result, cash receipts from derivatives are classified under cash flows from investing activities.

Cash flows from financing activities

The cash flows from financing activities comprise the cash receipts and payments from issued and repurchased shares, dividend, and debt instruments. Cash flows from short-term financing are also included. Movements in share capital due to stock dividend are not classified as cash flows.

NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

A number of new standards, amendments to standards, and interpretations are not yet effective for the year ended December 31, 2006, and have not been applied in preparing these consolidated financial statements:

- IFRS 7 Financial instruments: Disclosures and Amendment to IAS 1 Presentation of financial statements: capital disclosures;
- IFRIC 7 Applying the restatement approach under IAS 29 Financial reporting in Hyperinflationary economies;
- IFRS 8 Operating segments;
- IFRIC 8 Scope of IFRS 2 Share-based payment;
- IFRIC 9 Reassessment of embedded derivatives;
- IFRIC 10 Interim financial reporting and impairment;
- IFRIC 11 IFRS 2 Share-based payment – Group and Treasury; share transactions;
- IFRIC 12 Service Concession Arrangements.

These new standards and interpretations will become mandatory for the Group's 2007 financial statements. The Group has not opted for earlier application.
The impact on the Group's equity and result is not expected to be material.

Unless otherwise indicated, the figures in these financial statements are in millions of euros.

Benchmark Figures

note 1

Benchmark figures	2006	2005	Change in actual currencies (%)	Change in constant currencies (%)
Revenues	3,693	3,374	9	10
Ordinary EBITA	618	533	16	16
Ordinary EBITA margin (%)	17	16		
Ordinary net income	387	327	19	18
Free cash flow [1]	443	351	26	
Cash conversion ratio (CAR) [2]	1.00	1.06		
Return on invested capital (ROIC) (%)	7.2	6.9		
Net (interest-bearing) debt [3]	2,050	1,637		
Net debt to ordinary EBITDA (ratio)	2.9	2.6		
Net interest coverage (ratio) [4]	6.0	5.2		
Diluted ordinary EPS (€)	1.23	1.06	16	15
Diluted free cash flow per share (€)	1.41	1.14	24	

[1] Free cash flow is defined as the cash flow available for payments of dividend to shareholders, acquisitions, down payments of debt, and repurchasing of shares.

[2] Cash conversion ratio (CAR) is defined as the cash flow from operations less net capital expenditure divided by ordinary EBITA.

[3] Net (interest-bearing) debt (see note 19) is defined as the sum of (long-term) loans, unsubordinated convertible bonds, perpetual cumulative subordinated bonds, bank overdrafts minus cash and cash equivalents, deferred acquisition payments, and value of related derivative financial instruments.

[4] Net interest coverage ratio is defined as ordinary EBITA divided by net interest costs.

RECONCILIATION OF BENCHMARK FIGURES

Reconciliation between operating profit, EBITA, and ordinary EBITA	2006	2005
Operating profit	497	432
Amortization of publishing rights and impairments	121	81
▪ **EBITA**	**618**	**513**
Exceptional restructuring expense	–	20
▪ **Ordinary EBITA**	**618**	**533**

Return On Invested Capital (ROIC)	2006	2005
Ordinary EBITA	618	533
Allocated tax	(157)	(134)
▪ **Net Operating Profit after Allocated Tax (NOPAT)**	**461**	**399**
Average invested capital [1]	6,410	5,756
ROIC (NOPAT/average invested capital) (%)	7.2	6.9

[1] Average invested capital is defined as the average of the previous year-end invested capital and the current year-end invested capital. The invested capital is the capital employed, net of cash items, adjusted for amortization of publishing rights, exceptional items, and goodwill written off to equity.

Reconciliation between profit for the year and ordinary net income	2006	2005
Profit for the year attributable to the equity holders of the parent (A)	321	260
Amortization of publishing rights and impairments	121	81
Tax on amortization and impairments	(47)	(29)
Results on disposals (after taxation)	(8)	2
Exceptional restructuring expense (after taxation)	–	13
▪ **Ordinary net income** (B)	**387**	**327**

Reconciliation between cash flow from operating activities and free cash flow	2006	2005
Cash flow from operating activities	535	429
Net capital expenditure	(99)	(86)
Dividends received	7	8
▪ **Free cash flow** (C)	**443**	**351**

Reconciliation between number of shares and weighted average number of shares

in millions of shares	2006	2005
Issued ordinary shares at January 1	304.4	297.7
Effect of stock dividend	2.6	4.7
Effect of issued shares	0.1	–
▪ **Weighted average number of shares** (D)	**307.1**	**302.4**

Reconciliation between weighted average number of shares and diluted weighted average number of shares

in millions of shares	2006	2005
Weighted average number of shares (D)	307.1	302.4
Long-term incentive plan	3.7	2.8
Unsubordinated convertible bonds	12.7	13.6
Share options	0.4	0.4
Repurchased shares	(2.5)	(2.6)
▪ **Diluted weighted average number of shares** [1] (E)	**321.4**	**316.6**

[1] Share options that are not in the money and related interest are excluded from the diluted earnings per share calculation.

Per share information	2006	2005
Correction to income of unsubordinated convertible bonds (net of taxes) on assumed conversion (F) (€ million)	9.1	9.9
Ordinary EPS (B/D) (€)	1.26	1.08
Diluted ordinary EPS (minimum of ordinary EPS and [(B+F)/E]) (€)	1.23	1.06
Basic EPS [2] (A/D) (€)	1.04	0.86
Diluted EPS (minimum of basic EPS and [(A+F)/E]) (€)	1.03	0.85
Free cash flow per share (C/D) (€)	1.44	1.16
Diluted free cash flow per share (minimum of free cash flow per share and [(C+F)/E])(€)	1.41	1.14

[2] Basic EPS is defined as the profit or loss attributable to ordinary shareholders of the parent divided by the weighted average number of ordinary shares outstanding during the period.

note 2

Segment reporting by division	Health 2006	Health 2005	CFS 2006	CFS 2005	TAL 2006	TAL 2005
Revenues third parties	823	656	534	496	678	621
Cost of sales	414	306	141	136	219	205
Gross profit	409	350	393	360	459	416
Sales costs	136	113	87	81	151	139
General and administrative costs						
▪ General and administrative operating expenses	153	133	190	179	177	155
▪ Amortization of publishing rights and impairments	40	9	10	11	38	33
▪ Exceptional restructuring expense	–	2	–	6	–	5
▪ Total operating expenses	329	257	287	277	366	332
Operating profit	80	93	106	83	93	84
Amortization of publishing rights and impairments	40	9	10	11	38	33
Exceptional restructuring expense	–	2	–	6	–	5
▪ **Ordinary EBITA**	**120**	**104**	**116**	**100**	**131**	**122**
Capital employed at December 31	972	558	647	680	921	723
Cash flow from operations	143	97	154	130	150	153
Depreciation and amortization other intangible assets	14	14	15	16	18	18
Capital expenditure	21	11	24	12	12	11
Ultimo number of FTEs	2,679	2,168	3,187	2,932	4,463	3,876

The Group provides segment information in two formats. The primary segment reporting format is by division, based on the Group's management and internal reporting structure. Internal deliveries between the divisions are conducted on an at arm's length basis with terms comparable to transactions with third parties. These revenues are limited and therefore not reported separately, but have been eliminated.

The secondary segment reporting format is geographical. Given the alignment of the divisions with the geographical segments (Health, CFS, and TAL are mainly based in North America, LTRE and Education in Europe), the information of total book value of capital employed and capital expenditures has not been presented separately as it can largely be derived from the primary segment reporting by division. The Asia Pacific region, which forms a relatively small part of the Group's operations, is primarily included in the Tax, Accounting & Legal division.

LTRE		Education		Corporate		Total	
2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
1,342	1,292	316	309	–	–	3,693	3,374
484	459	125	128	–	–	1,383	1,234
858	833	191	181	–	–	2,310	2,140
266	242	39	36	–	–	679	611
364	398	90	86	39	45	1,013	996
32	27	–	–	1	1	121	81
–	8	–	1	–	(2)	–	20
662	675	129	123	40	44	1,813	1,708
196	158	62	58	(40)	(44)	497	432
32	27	–	–	1	1	121	81
–	8	–	1	–	(2)	–	20
228	**193**	**62**	**59**	**(39)**	**(45)**	**618**	**533**
926	846	82	118	(729)	(47)	2,819	2,878
251	250	70	70	(54)	(46)	714	654
31	34	8	8	1	1	87	91
37	44	6	7	1	1	101	86
7,145	7,051	1,297	1,292	100	100	18,871	17,419

Geographical segments	**2006**	2005
Revenues were generated in the following regions:		
▪ Europe	1,812	1,746
▪ North America	1,717	1,472
▪ Asia Pacific	134	128
▪ Rest of the world	30	28
▪ **Total**	**3,693**	**3,374**

Acquisitions and Disposals

Acquisitions

	2006			2005
	Carrying amount	Fair value adjustments	Recognized values	
Non-current assets	23	406	429	144
Current assets	38	–	38	62
Current liabilities	(97)	(9)	(106)	(65)
Non-current liabilities	(1)	–	(1)	–
Provisions	(2)	–	(2)	(1)
Deferred tax	16	(87)	(71)	(26)
▪ Net identifiable assets and liabilities	(23)	310	287	114
Goodwill on acquisitions			542	249
▪ Consideration			829	363
The cash effect of the acquisitions is:				
▪ Consideration payable			829	363
▪ Cash acquired			(7)	(11)
▪ Deferred payments			(49)	5
▪ **Acquisition spending**			**773**	**357**

Total acquisition spending in 2006 was €773 million, including payments for acquisitions made in previous years. This includes an amount of €9 million relating to costs that are directly attributable to acquisitions, such as legal fees, broker's costs, and audit fees.

Since the acquisition date, these acquisitions have contributed €187 million to revenues, €24 million to ordinary EBITA, and €(22) million to profit for the year. If all acquisitions had been executed on January 1, 2006, full-year 2006 revenues for the Group would have been €3,758 million, ordinary EBITA €641 million, and profit for the year €315 million.

The fair value of the acquirees' identifiable assets and liabilities of some acquisitions could only be determined provisionally and will be subject to change based on the outcome of the purchase price allocation in 2007 which will be completed within 12 months from the acquisition date.

Main acquisitions completed

Healthcare Analytics (NDCHealth Information Management) (Phoenix, AZ, USA)

On January 6, 2006, Wolters Kluwer completed the acquisition of the Information Management business of NDCHealth Corporation, a provider of healthcare information solutions. The business, renamed Healthcare Analytics, has approximately 380 employees and is part of the Health division. Healthcare Analytics has annual revenues of approximately $165 million (€140 million). The purchase price of $382 million (€324 million) was paid in cash. Goodwill on this acquisition amounts to €233 million and identified intangible assets to €168 million.

Sage Practice Solutions line (Pensacola, FL, USA)
On January 16, 2006, Wolters Kluwer announced the acquisition of the Sage Practice Solutions line of business, including Sage Practice Manager, Write-up, and Document Manager, from Sage Software. Sage Software offers business management software and services to small and mid-sized business customers in North America. Sage Practice Solutions has approximately 50 employees and annual revenues of approximately $7 million (€6 million), and is part of the Tax, Accounting & Legal division.

ProVation Medical, Inc. (Minneapolis, MN, USA)
On January 23, 2006, Wolters Kluwer completed the acquisition of ProVation Medical, Inc., a privately-held company providing medical documentation, coding, and workflow solutions to hospitals and ambulatory surgery centers in the United States. ProVation Medical is part of the Health division, has annual revenues of approximately $13 million (€11 million) and approximately 100 employees.

Carl Heymanns Verlag (Cologne, Germany)
On May 8, 2006, Wolters Kluwer acquired Carl Heymanns Verlag KG, one of Germany's leading academic and legal publishers. Carl Heymanns Verlag is part of the Legal, Tax & Regulatory Europe division, has annual revenues of approximately €15 million and approximately 130 employees.

GulfPak (Jackson, MS, USA)
On August 15, 2006, Wolters Kluwer announced the agreement to acquire GulfPak Corporation, a leading provider of automated lending and account origination solutions to U.S. financial organizations. GulfPak provides its compliance-based technology solutions to more than 700 financial organizations. GulfPak has approximately 37 employees, has annual revenues of approximately $9 million (€7 million), and is part of the Corporate & Financial Services division.

ATX/Kleinrock (Rockville, MD, USA)
On August 30, 2006, Wolters Kluwer acquired the assets of ATX/Kleinrock, a supplier of tax preparation, accounting and tax research software solutions to more than 48,000 tax professionals and CPAs throughout the United States. ATX/Kleinrock has almost 300 employees, has annual revenues of approximately $40 million (€31 million), and is part of the Tax, Accounting & Legal division.

TaxWise (Rome, GA, USA)
On October 11, 2006, Wolters Kluwer acquired the stock of TaxWise Corporation. TaxWise and its subsidiary, Universal Tax Systems, Inc. (UTS), provide tax and accounting software solutions to more than 9,300 accounting professionals, enrolled agents, and tax preparers across the United States. TaxWise has 300 full-time employees, annual revenues of approximately $53 million (€42 million), and is part of the Tax, Accounting & Legal division.

Disposals	2006	2005
Non-current assets	7	–
Current assets	7	–
Current liabilities	(7)	–
▪ Net identifiable assets and liabilities	7	–
Book profit on disposals	9	4
▪ Consideration	16	4
The cash effect of the disposals is:		
▪ Consideration receivable	16	4
▪ Cash disposed of	(2)	–
▪ Other assets obtained	–	8
▪ Cash from receivables	(1)	1
▪ **Receipts from disposal of activities**	**13**	**13**

Segment (Beek, the Netherlands)
On January 23, 2006, Wolters Kluwer announced the sale of Segment B.V. Segment was part of the Legal, Tax & Regulatory Europe division, with annual revenues of approximately €5 million and approximately 40 employees.

CT Insurance Services (Minneapolis, MN, USA)
On February 28, 2006, Wolters Kluwer's Corporate & Financial Services division divested two product lines, Xchange software and Financial/ Securities Exam Training, accounting for annual revenues of approximately $8 million (€7 million) and 41 employees.

Cedam Scolastica (Padova, Italy)
On December 22, 2006, Wolters Kluwer completed the sale of the school book part of Cedam. Cedam Scolastica was part of the Legal, Tax & Regulatory Europe division, with annual revenues of approximately €5 million and 5 employees.

Personnel Expenses
note 4

Personnel expenses	**2006**	2005
Salaries and wages	1,061	932
Social security charges	157	143
Costs of defined contribution plans	26	20
Costs of defined benefit plans	9	17
Share-based payments	17	12
▪ **Total**	**1,270**	**1,124**

The average number of employees, expressed in full-time equivalents, in 2006 is 19,704 (2005: 18,467).

Amortization and Depreciation

note 5 (see note 2 for detail by division)

Amortization and Depreciation	2006	2005
Amortization of publishing rights	121	81
Impairments	–	–
▪ Total amortization of publishing rights and impairments	121	81
Amortization of other intangible assets	43	40
Depreciation of property, plant and equipment	44	51
▪ **Total**	**208**	**172**

Exceptional Restructuring Expense

note 6

Exceptional Restructuring Expense	2006	2005
Personnel related restructuring costs	–	18
Onerous contracts/discontinuation costs	–	2
▪ **Total**	**–**	**20**

In 2006 no exceptional restructuring expense was incurred.

Financing Results

note 7

Financing Results	2006	2005
Finance income		
Interest income	8	15
▪ Total finance income	8	15
Finance costs		
Interest expense	118	121
Fair value changes through profit or loss	(1)	(4)
Net foreign exchange (gain)/loss	(5)	1
▪ Total finance costs	112	118
▪ **Total financing results**	**(104)**	**(103)**

Income Tax Expense

Recognized in the income statement	2006	2005
Current tax expense	59	56
Deferred tax expense		
Origination and reversal of temporary differences	28	24
Taxation on income in income statement	**87**	**80**

The reductions of the tax rate in the Netherlands and Spain in 2007 had an impact of €0.3 million on the 2006 deferred tax expense.

Reconciliation of the effective tax rate	%	2006	%	2005
Profit before tax		409		341
Normative income tax expense	32	131	34	117
Tax effect of:				
Financing activities	(9)	(37)	(10)	(32)
Utilization of tax losses carry forward	0	(1)	(1)	(4)
Tax exemption on results on disposals	(1)	(4)	(1)	(3)
Non-deductible costs and other	(1)	(2)	1	2
Taxation on income	**21**	**87**	**23**	**80**

The normative income tax expense has been computed as the weighted average rates of the jurisdictions where the group operates. The decrease of the effective income tax rate is related to a decrease of the income tax rate in the Netherlands, increased tax benefits on amortization expenses, and lower taxes on divestments.

The Company has applied the Dutch tax regulation for international intragroup financing activities (Concern Financiering Activiteit, CFA regime) as from 1999 and based on the European Commission decision of February 18, 2003, regarding a state aid investigation against the CFA regime. The Company is of the opinion that this regime can be applied until December 31, 2008. This treatment has been confirmed by the Dutch tax authorities.

Minority Interests

The Group's share in the most material consolidated subsidiaries that are not fully owned at December 31 were:

Ownership
in %

	2006	2005
Akadémiai (Budapest, Hungary)	74.0	74.0
AnNoText (Düren, Germany)	74.9	74.9

Minority interest of consolidated participations in the income of the Group in 2006 was €1 million (2005: €1 million). Minority interest in the equity of consolidated participations, totaling €2 million (2005: €1 million), are based on third-party shareholding in the underlying shareholders' equity of the subsidiary.

note 10

Intangible assets	Goodwill	Publishing rights	Other	2006	2005
Position at January 1					
Purchase value	2,570	1,453	312	4,335	3,519
Amortization and impairments	–	(688)	(197)	(885)	(707)
▪ Book value at January 1	2,570	765	115	3,450	2,812
Movements					
Investments	–	–	73	73	50
Acquisitions through business combinations	542	406	3	951	390
Disposals	(3)	(4)	0	(7)	0
▪ Net expenditures	539	402	76	1,017	440
Amortization	–	(121)	(43)	(164)	(121)
Impairments	–	–	–	–	–
Reclassifications	(27)	35	–	8	6
Exchange differences and other movements	(224)	(67)	(5)	(296)	313
▪ Total movements	288	249	28	565	638
Position at December 31					
Purchase value	2,858	1,767	352	4,977	4,335
Amortization and impairments	–	(753)	(209)	(962)	(885)
▪ **Book value at December 31**	**2,858**	**1,014**	**143**	**4,015**	**3,450**

Reclassifications include the deferred tax liability that relates to the final outcome of the purchase price allocation of 2005 acquisitions.

In 2006 the company recognized €13 million in its income statement for expenditures that are not components of the cost of internally generated intangible assets.

IMPAIRMENT TESTING FOR CASH-GENERATING UNITS

Carrying amounts of goodwill and publishing rights per division	Goodwill	Publishing rights	2006	2005
Health	822	227	1,049	701
CFS	535	196	731	822
TAL	713	369	1,082	822
LTRE	714	222	936	917
Education	74	–	74	73
▪ **Total**	**2,858**	**1,014**	**3,872**	**3,335**

The company reviews at each reporting date whether there is an indication that any of the cash-generating units that contain goodwill and/or publishing rights, may be impaired. Furthermore, the company carries out an annual impairment test by comparing the carrying amount of the cash-generating unit to which the goodwill and publishing rights belong, net of related deferred taxes, to the recoverable amount of the cash-generating unit.
The recoverable amount is determined based on a calculation of the value in use and compared to multiples of recent transactions to estimate the net selling price. These calculations use cash flow projections based on actual operating results and the three-year Business Development Plan as approved by the Executive Board. Projections are extrapolated beyond this three-year period using an appropriate perpetual growth rate that is consistent with the long-term average market growth rate and that does not exceed 3-4%.

The estimated post-tax cash flows are discounted to their present value using a post-tax weighted average cost of capital (WACC). A post-tax WACC is used because this is readily available in the financial markets. Calculating the recoverable amount on a post-tax basis using a post-tax WACC should lead to the same results as pre-tax calculations. The post-tax WACC used is 8%.

The Group has decided not to apply different discount rates for different parts of the business, since its businesses serve fairly consistent markets (professional customers in developed countries), and their results are impacted in a similar and limited way by changes of the economic cycle and other significant long-term market risks.
The key assumptions used in the projections are:

- Revenue growth: based on actual experience, an analysis of market growth and the expected development of market share
- Margin development: based on actual experience and management's long-term projections.

The impairment test carried out in 2006 showed that the recoverable amount for each cash-generating unit exceeded the carrying amount; hence no impairment of goodwill or publishing rights was recognized in 2006.
The impairment test also includes an assessment, if a reasonably possible change in a key assumption would cause the carrying amount to exceed the recoverable amount. One of the cash-generating units, with a carrying amount of €282 million of goodwill and publishing rights, has a recoverable amount that exceeds the carrying amount by €3 million. Its projections include assumptions with regard to gaining new and retaining existing major customers at prevailing price levels, and a long-term average market growth rate of 4%. If the company is unsuccessful at gaining new and retaining existing major customers or if the long-term average market growth rate is below 4%, the recoverable amount would be below the carrying amount.

note 11

Property, plant and equipment	Land and buildings	Machinery and equipment	Other fixed assets	2006	2005
Position at January 1					
Purchase value	152	34	436	622	582
Depreciation	(56)	(28)	(333)	(417)	(374)
▪ Book value at January 1	96	6	103	205	208
Movements					
Investments	1	3	24	28	39
Acquisitions through business combinations	3	6	5	14	2
Disposals	–	–	(2)	(2)	(3)
▪ Net expenditures	4	9	27	40	38
Depreciation	(4)	(3)	(37)	(44)	(51)
Exchange differences and other movements	(5)	(3)	(7)	(15)	10
▪ Total movements	(5)	3	(17)	(19)	(3)
Position at December 31					
Purchase value	148	40	425	613	622
Depreciation	(57)	(31)	(339)	(427)	(417)
▪ **Book value at December 31**	**91**	**9**	**86**	**186**	**205**

Investments in Associates

note 12

Investments in associates	2006	2005
Position at January 1	10	13
Acquisitions	6	–
Dividends received	(1)	(2)
Share of profit of associates	1	3
Other movements	2	(4)
▪ **Position at December 31**	**18**	**10**

The most important investments in associates at December 31, were:

Ownership

in %	**2006**	2005
Boekhandels Groep Nederland (Deventer, Netherlands)	32.6	32.6
Manz Iura, Manz Schulbuch (Vienna, Austria)	40.0	40.0
DataCert (Houston, TX, USA)	33.9	19.0
eLawForum (Washington, DC, USA)	25.0	25.0

Summary financial information on associates (at 100%):

Summary financial information, 2005	Assets	Liabilities	Equity	Revenues	Profit/(loss)
Boekhandels Groep Nederland	42	28	14	169	4
Manz	12	11	1	24	0
DataCert	6	15	(9)	12	(1)
eLawForum	4	1	3	4	2

Summary financial information, 2006	Assets	Liabilities	Equity	Revenues	Profit/(loss)
Boekhandels Groep Nederland	42	26	16	180	2
Manz Iura, Manz Schulbuch	11	9	2	27	2
DataCert	6	17	(11)	13	(2)
eLawForum	2	0	2	1	(1)

Financial Assets

note 13

Financial assets	**2006**	2005
Investments	71	75
Receivables	32	20
Derivative financial instruments	10	22
Total	**113**	**117**

The most important investment at December 31, 2006, was Sdu Uitgevers bv, The Hague, Netherlands (25.9%). A dividend of €6 million is guaranteed by Sdu Uitgevers bv for the years 2004 through 2007, which is recognized as income from investments.

From January 1, 2008, the Group has the right to sell its shares in Sdu Uitgevers bv to the other shareholder (Sdu nv) at fair market value at the date of transfer. Likewise the Group is obliged to sell and transfer to Sdu nv all shares of Sdu Uitgevers bv upon request of Sdu nv under the same condition.

Even though the Group holds more than 20% of the shares of Sdu Uitgevers bv, the Group cannot exercise any influence on the company because of contractual limitations. Wolters Kluwer has no seat on the board and no access to shareholder meetings.

Because the shares of Sdu Uitgevers bv, which are classified as being available-for-sale, do not have a quoted market price in an active market, the range of reasonable fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed. Consequently these shares are measured at cost.

The U.S. Medicare Prescription Drug, Improvement, and Modernization Act introduced a tax-free federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare Part D benefit. The Group's subsidy has been actuarially determined at €22 million (2005: €15 million), which has been reflected as a non-current asset under receivables.

Deferred Tax Assets and Liabilities

note 14

Deferred tax assets and liabilities	Assets	Liabilities	**2006**	2005
Intangible assets	30	(352)	(322)	(258)
Employee benefits	55	(2)	53	81
Interest carry-forward	81	–	81	71
Tax value of loss carry-forwards recognized	41	–	41	51
Other items	118	(107)	11	(2)
■ Tax assets/(liabilities)	325	(461)	(136)	(57)
Set off of tax	(269)	269	–	–
■ **Net tax assets/(liabilities)**	**56**	**(192)**	**(136)**	**(57)**

The actual realization of the deferred tax assets depends on the generation of future taxable income during the periods in which the temporary differences become deductible. Based on projected future taxable income and available strategies, the Group considers the future realization of these deferred tax assets more likely than not.

Unrecognized deferred tax assets

The Group has not recognized deferred tax assets that relate to unused tax losses amounting to €18 million (2005: €10 million), because it is not probable that future taxable profit will be available against which the Group can utilize the benefits.

Movement in temporary differences, 2005	Balance at January 1	Acquisitions/ disposals	Recognized in income	Recognized in equity	Exchange rate differences	Balance at December 31
Intangible assets	(213)	(32)	11		(24)	(258)
Employee benefits	86		(14)	(1)	10	81
Interest carry-forward	62		0		9	71
Tax value of loss carry-forwards recognized	35		11		5	51
Other items	33		(32)		(3)	(2)
■ **Total**	**3**	**(32)**	**(24)**	**(1)**	**(3)**	**(57)**

Movement in temporary differences, 2006	Balance at January 1	Acquisitions/ disposals	Recognized in income	Recognized in equity	Exchange rate differences	Balance at December 31
Intangible assets	(258)	(119)	27		28	(322)
Employee benefits	81		(11)	(12)	(5)	53
Interest carry-forward	71		17		(7)	81
Tax value of loss carry-forwards recognized	51	15	(20)		(5)	41
Other items	(2)	25	(41)	28	1	11
Total	**(57)**	**(79)**	**(28)**	**16**	**12**	**(136)**

Deferred tax from acquisitions/disposals consists of €71 million related to acquisitions made in 2006 (2005: €26 million) and €8 million (2005: €6 million) related to the final outcome of the purchase price allocation of 2005 acquisitions.

Movements in overall tax position	2006	2005
Position at January 1		
Tax receivable	48	14
Tax payable	(21)	(12)
Deferred tax assets	23	40
Deferred tax liabilities	(80)	(37)
Overall tax position	**(30)**	**5**
Movements		
Total income tax expense	(87)	(80)
Deferred tax on acquisitions/disposals	(79)	(32)
Deferred tax on items recognized immediately in equity	16	(1)
Tax payments	36	83
Exchange differences and other movements	2	(5)
Total movements	**(112)**	**(35)**
Position at December 31		
Tax receivable	20	48
Tax payable	(26)	(21)
Deferred tax assets	56	23
Deferred tax liabilities	(192)	(80)
Overall tax position	**(142)**	**(30)**

Inventories

note 15

Inventories	2006	2005
Raw materials	5	6
Work in progress	25	27
Finished products and trade goods	104	97
Total	**134**	**130**

At December 31, 2006, the provision for obsolescence deducted from inventory book values totaled €57 million (2005: €68 million).

Trade and Other Receivables

note 16

Trade and other receivables	2006	2005
Trade receivables	847	805
Prepayments	87	86
Derivate financial instruments	4	108
Other receivables	35	30
Total	**973**	**1,029**

Trade receivables are shown net of impairment losses amounting to €43 million (2005: €43 million).

Cash and Cash Equivalents

note 17

Cash and cash equivalents	2006	2005
Deposits	51	321
Cash and bank balances	87	107
Total	**138**	**428**

Other Current Liabilities

note 18

Other current liabilities	2006	2005
Salaries, holiday allowances	140	134
Royalties payable	87	63
Social security premiums and other taxation	49	46
Derivative financial instruments	0	14
Interest payable	62	64
Deferred acquisition payments	27	26
Other liabilities and accruals	79	63
Total	**444**	**410**

Financial Instruments

note 19

Net debt	Effective interest rate (%)	Nominal interest rate (%)	Repayment commitments 1-5 years [1]	Repayment commitments >5 years [1]	2006	2005
Subordinated bonds 1997-2007	6.330	6.250	–	–	–	227
Bonds 1998-2008	5.340	5.250	227	–	227	226
Bonds 2003-2014	5.240	5.125	–	692	692	701
Perpetual cumulative subordinated bonds	7.270	6.875	–	225	225	225
Other long-term loans			84	2	86	46
▪ **Total long-term loans**			**311**	**919**	**1,230**	**1,425**
Derivative financial instruments			2	–	2	11
▪ **Total long-term debt**			**313**	**919**	**1,232**	**1,436**
Borrowings and bank overdrafts						
Multi-currency roll-over credit facility 2004-2011					676	–
Subordinated convertible staff bonds 2002-2007	5.550	3.000			1	–
Subordinated bonds 1997-2007	6.330	6.250			227	–
Bonds 1999-2006	5.690	5.550			–	214
Unsubordinated convertible bonds 2001-2006	2.500	1.000			–	447
Other short-term loans					15	12
Bank overdrafts					24	46
▪ **Total borrowings and bank overdrafts**					**943**	**719**
Deferred acquisition payments					27	26
Derivative financial instruments					0	14
▪ **Total short-term debt**					**970**	**759**
▪ **Gross debt**					**2,202**	**2,195**
Minus:						
Cash and cash equivalents					(138)	(428)
Derivative financial instruments:						
Non-current receivable					(10)	(22)
Current receivable					(4)	(108)
▪ **Net debt**					**2,050**	**1,637**

[1] Repayments are presented at amortized costs.

The nominal interest rates on the bonds mentioned above are all fixed until redemption, except for the variable interest rate on the multi-currency credit facility. See → Risk Management for the Group's financial risk management approach.

LOAN MATURITY

The following amounts of gross debt at December 31, 2006, are due within and after five years:

Gross debt

in millions of euros

2008	253
2009	35
2010	11
2011	14
Due after 2011	919
▪ Long-term debt	1,232
Short-term (2007)[1]	970
▪ **Total**	**2,202**

[1] 2007: includes drawn down on multi-currency roll-over credit facility (€676 million), maturing 2011

Subordinated bonds

Wolters Kluwer has outstanding subordinated bonds of €227 million due in June 2007 (NLG 500 million). Subordinated bonds define that subordinated obligations of the Group rank *pari passu* without any preference among themselves and with all other present and future equally subordinated obligations of the Group.

Bonds

Wolters Kluwer has unsubordinated bonds outstanding for an amount of €919 million. On November 19, 2003, Wolters Kluwer issued unsubordinated bonds due in 2014 with a nominal value of €700 million. The coupon on the bonds is 5.125% with an issue price of 99.618%. Additionally, Wolters Kluwer has outstanding unsubordinated bonds of €227 million due in 2008.

Unsubordinated convertible bonds

The unsubordinated convertible bonds outstanding for an amount of €455 million have been redeemed at 107.88% of their principal amount of €422 million on the maturity date of November 30, 2006.

Perpetual cumulative subordinated bonds

On May 14, 2001, a perpetual cumulative subordinated bond loan with a nominal value of €225 million was issued. The issue price of the bonds was 100%. These bonds bear interest at 6.875%. Wolters Kluwer has the right to redeem the loan as from May 2008. Wolters Kluwer is allowed to refrain from paying interest if there is not declared or made available any dividend for payment. The accrued interest will be paid in a subsequent year where there is dividend declared and paid. In case of bankruptcy, Wolters Kluwer has no obligation to pay any accrued interest; the nominal amounts of the bond will then become a subordinated liability. The proceeds from this bond issue were used to refinance bank facilities, as well as for general corporate purposes.

Multi-currency credit facility

In July 2004, Wolters Kluwer signed a €750 million multi-currency credit facility which was amended and restated in September 2006 to €1 billion with more favorable terms. The amended terms include a higher facility amount as well as a lower interest rate margin and a lower commitment fee. The multi-currency credit facility had an initial maturity of five years with two one-year extension options. The second extension option has been approved in 2006, the maturity of the multi-currency credit facility is 2011. The multi-currency credit facility will be used for general corporate purposes.

Fair value of bonds and derivative financial instruments

	December 31, **2006**		December 31, 2005	
	[1] Carrying value	Fair value	[1] Carrying value	Fair value
Bonds	(1,146)	(1,172)	(1,368)	(1,421)
Unsubordinated convertible bonds	-	-	(447)	(447)
Perpetual cumulative subordinated bonds	(225)	(231)	(225)	(233)
Derivative financial instruments:				
▪ Non-current receivable	10	10	22	22
▪ Current receivable	4	4	108	108
▪ Non-current payable	(2)	(2)	(11)	(11)
▪ Current payable	0	0	(14)	(14)
▪ Total derivative financial instruments	12	12	105	105

[1] Carrying value is defined as book value including accrued interest less the capitalized portion of the issuing costs.

The fair value has been determined by the company based on market data or, if not available, appropriate valuation methods or quotes from financial institutions.

The fair value of outstanding bonds at the balance sheet date can deviate from the value at which they have been recorded in the balance sheet.

Hedge accounting

At year-end the outstanding derivative financial instruments qualify for hedge accounting under IFRS. To apply for hedge accounting requires the hedge to be highly effective. During 2006 the result recorded in the income statement as a result of ineffectiveness of hedging is: fair value hedge €(0.1) million, cash flow hedge €0 million, and net investment hedge €0.1 million.

Sensitivity

A sensitivity analysis on the derivative financial instruments portfolio yields the following results assuming an instantaneous 1% decline of the U.S. dollar against the euro from their levels at December 31, 2006, and an instantaneous 1% increase of both the U.S. dollar and euro interest rates respectively.

Sensitivity *in millions*	Amount	Exchange rate movement	Interest rate movement
Fair value hedge	€200	–	€(5)
Cash flow hedge	$200	€0	€6
Net investment hedge	$215	€2	€0

For the effective part of the hedge, the sensitivity of the hedging item is offset by the sensitivity of the hedged item.

The multi-currency roll-over credit facility is not included in this sensitivity analysis since this is not a derivative financial instrument. However, the U.S. dollar draw-down ($890 million at December 31, 2006) serves as a net investment hedge. See the → Notes to the Consolidated Financial Statements – Derivative financial instruments and hedging activities for the principal accounting policies.

Employee Benefits

note 20

Employee benefits	2006	2005
Pensions and post-employment plans	168	227
Other (post-)employment obligations	19	23
Total	**187**	**250**

PROVISION FOR PENSIONS

The provision for pensions relates to defined benefit plans. The following weighted average principal actuarial assumptions were used to determine the net periodic pension and post-retirement plans' expense and net liability at the balance sheet date.

Economic assumptions *in %*	2006	2005
Pension schemes		
Discount rate	4.7	4.3
Expected return on plan assets	5.8	5.3
Expected rate of salary increases	3.3	3.5
Post-retirement plans		
Discount rate	5.4	5.3
Medical cost trend rate	5.0	5.0

The expected rate of return on plan assets on individual categories of plan assets are determined by reference to relevant market indices. The overall expected rate of return on plan assets is based on the weighted average of each asset category. The mortality tables used are generally accepted in the applicable countries. The average increase in salaries is based on the non-closed pension plans. The medical cost trend rate is capped at 5% as stipulated by the Group's post-retirement medical plan in the United States.

Plan liabilities and assets	Pension plans 2006	Pension plans 2005	Post-employment plans 2006	Post-employment plans 2005
Plan liabilities				
Fair value at January 1	1,014	919	89	85
Current service cost	15	15	3	2
Interest cost	43	43	4	4
Benefits paid by fund	(35)	(33)	(3)	(6)
Actuarial (gain) or loss	(42)	49	(3)	(9)
Contributions by plan participants	5	6	–	–
Curtailment (gain) or loss	(4)	–	–	–
Exchange rate differences	(19)	30	(7)	13
Plan amendments	(4)	(15)	–	–
▪ Fair value at December 31	973	1,014	83	89
Plan assets				
Fair value at January 1	918	817	–	–
Expected return on plan assets	46	28	–	–
Actuarial gain or (loss)	29	58	–	–
Benefits paid by fund	(35)	(33)	(3)	(6)
Contributions by the employer	22	16	3	6
Contributions by plan participants	5	6	–	–
Exchange rate differences	(16)	26	–	–
▪ Fair value at December 31	969	918	–	–
Funded status				
Funded status at December 31	4	96	83	89
Unrecognized past service costs	10	11	13	16
Asset ceiling	36	–	–	–
Reclassification of Medicare Part D to financial assets	–	–	22	15
▪ Net liability at December 31	50	107	118	120
Pension cost				
Current service cost	15	15	3	2
Interest cost	43	43	4	4
Expected return on plan assets	(46)	(47)	–	–
Amortization unrecognized past service costs	(1)	1	(1)	(1)
Plan amendments and curtailment	(8)	–	–	–
▪ **Total pension costs**	3	12	6	5

Post-employment plans consist of the post-retirement medical benefit plan in the United States and the Italian TFR plan.

The asset ceiling of €36 million in 2006 relates to the pension scheme in the Netherlands where the overfunding of the defined benefit plan cannot likely be recovered, based on the current terms of the plan, through refunds or reductions of future contributions.

The curtailment gain of €4 million in 2006 relates to a change in the pension plan in the United Kingdom where all active scheme members' benefits ceased to be linked to their final salary and they effectively became deferred members.

The plan amendment of €4 million in 2006 also relates to a change in the pension plan in the United Kingdom where the scheme rules were changed to allow a higher amount of retirement pension to be commuted for tax-free cash, in line with new governmental rules. Allowing for this rule change (and making an assumption that members opt to utilize the higher cash allowance) has the effect of a plan amendment.

The reclassification of the Medicare Part D subsidy of €22 million (2005: €15 million) refers to the U.S. Medicare Prescription Drug subsidy (see → note 13).

The pre-tax cumulative amount of actuarial gains and (losses) recognized in the statement of recognized income and expenses (SORIE) is as follows:

Actuarial gains and (losses)	**2006**	2005
Position at January 1	(56)	(59)
Recognized in SORIE	38	3
Cumulative amount at December 31	**(18)**	**(56)**

The actual return on plan assets for the year ended December 31, 2006 amounted to €75 million (2005: €86 million).

The funded status for the years 2004-2006 is as follows:

Funded status	**2006**	2005	2004
Present value of defined benefit obligation	(1,056)	(1,103)	(993)
Fair value of plan assets	969	918	817
Funded status	(87)	(185)	(176)

The experience adjustments, defined as the effects of differences between the previous actuarial assumptions and what has actually occurred, amount to 1% of the plan assets and liabilities.

The sensitivity for a 1% change in the discount rate is:

Sensitivity

in millions of euros	Medical costs	Service costs	Plan liabilities
Baseline	2	16	(1,056)
Discount rate -1%	2	21	(1,210)
Discount rate +1%	2	12	(928)

The actual medical cost trend rate in the United States exceeds the applied medical cost trend rate which is capped at 5% according to the plan rules. Consequently, the sensitivity for a 1% change in the assumed medical cost trend rate is nil. The baseline service costs of €16 million relate to the pension plans as well as the Italian TFR.

Proportion of plan assets
in %

	2006	2005
Equities	50	58
Bonds	50	42
▪ **Total**	**100**	**100**

The overall expected rate of return on assets (EROA) of 5.8% in 2006 is based upon the long-term EROA per asset class. For equities, an overall long-term EROA of 7.4% is applied and for bonds 4.2%.

Wolters Kluwer estimates the contributions to be paid to the plans during 2007 at €20 million (2006: €25 million).

Provisions for Restructuring Commitments

note 21

Provisions for restructuring commitments	2006	2005
Position at January 1	13	33
Add: short-term commitments	44	51
▪ Total at January 1	57	84
Movements		
Addition charged as exceptional restructuring expense	0	20
Addition charged to ordinary operating result	15	1
▪ Total additions	15	21
Appropriation of restructuring provisions	(37)	(51)
Exchange differences and other movements	(1)	3
▪ Total appropriations	(38)	(48)
Total at December 31	34	57
Less: short-term commitments	(22)	(44)
▪ **Position at December 31**	**12**	**13**

Equity

note 22

	Issued share capital	Share premium reserve	Legal reserve	Translation reserve
Balance at January 1, 2005	**36**	**91**	**9**	**(147)**
Exchange differences on translating foreign operations				252
Gains/(losses) on hedges of net investments in foreign operations				(78)
Actuarial gains/(losses) on employee benefits				
Tax on items taken directly to or transferred from equity				
Net income recognized directly in equity	–	–	–	174
Profit for the year				
Total recognized income and expense for the year	–	–	–	174
Share-based payments				
Cash dividend 2004				
Stock dividend 2004	1	(1)		
Exercise of share options				
Other movements				58
Balance at December 31, 2005	**37**	**90**	**9**	**85**
Exchange differences on translating foreign operations				(211)
Gains/(losses) on hedges of net investments in foreign operations				12
Gains/(losses) on cash flow hedges				(2)
Actuarial gains/(losses) on employee benefits				
Tax on items taken directly to or transferred from equity				
Net income recognized directly in equity	–	–	–	(201)
Profit for the year				
Total recognized income and expense for the year	–	–	–	(201)
Share-based payments				
Cash dividend 2005				
Stock dividend 2005	0	0		
Exercise of share options				
Repurchased shares				
Balance at December 31, 2006	**37**	**90**	**9**	**(116)**

Treasury shares	Retained earnings	Shareholders' equity	Minority interest	Total equity
(53)	**772**	**708**	**6**	**714**
		252		252
		(78)		(78)
	3	3		3
	(1)	(1)		(1)
–	2	176	–	176
	260	260	1	261
–	262	436	1	437
	12	12		12
	(69)	(69)		(69)
		0		0
12	(1)	11		11
	(58)	0	(6)	(6)
(41)	**918**	**1,098**	**1**	**1,099**
		(211)		(211)
		12		12
		(2)		(2)
	38	38		38
	16	16		16
–	54	(147)	–	(147)
	321	321	1	322
–	375	174	1	175
	17	17		17
	(80)	(80)		(80)
		0		0
7	(3)	4		4
(19)		(19)		(19)
(53)	**1,227**	**1,194**	**2**	**1,196**

Share capital

The authorized capital amounts to €143.04 million, consisting of €71.52 million in ordinary shares (nominal value €0.12) and €71.52 million in preference shares. The issued share capital consists of ordinary shares. The number of issued ordinary shares increased from 304.4 million to 308.7 million as a result of stock dividend and shares released under the LTIP. To cover the dilutive effect of stock options and LTIP, the company holds, as of the balance sheet date, 2.7 million repurchased treasury shares.

Legal reserve

Legal reserve contains appropriations of profits of Group companies which are allocated to a legal reserve based on statutory and/or legal requirements. This reserve is not available for distribution.

Translation reserve

The translation reserve contains exchange rate differences arising from the translation of the net investment in foreign operations, and of the related hedges. When a foreign operation is sold, exchange differences that were recorded in equity prior to the sale are recycled through the income statement as part of the gain or loss on divestment. This reserve is not available for distribution.

Treasury shares

The company repurchases shares in treasury to cover the dilutive effect of stock options and the equity-settled share-based payments (LTIP). Treasury shares are recorded at cost, representing the market price on the acquisition date. This reserve is not available for distribution.

Dividends

Pursuant to Article 29 of the Articles of Association, and with the approval of the Supervisory Board, a proposal will be submitted to the Annual General Meeting of Shareholders to make a distribution of €0.58 per share in cash or in shares at a ratio to be determined and announced on April 27, 2007.

Of the 2005 dividend of €0.55 per share, 48.4% was distributed as cash dividend (2004: 42.9%).

Number of shares

For a reconciliation of average number of shares and earnings per share, see → note 1.

Share-based Payments

note 23

Long-Term Incentive Plan

In late 2003, a new strategic vision was announced that focuses on value creation. As a result, a new incentive plan for Executive Board Members and senior executives was implemented to align compensation with value creation. Under the plan, share options ceased to be awarded. Instead, Executive Board Members and senior executives are awarded shares under the equity-settled Long-Term Incentive Plan (LTIP). The vesting period of the LTIP is three years (except as disclosed in note 27) at the beginning of which a base number of shares (norm payout) is conditionally awarded to each beneficiary.

Actual awards will range anywhere from 0% to 150% of target amounts; the percentage depends on the Group's Total Shareholder Return (TSR) relative to a pre-defined group of 15 peer companies.
See the → Remuneration Report for more details.

The expense of the LTIP is recognized ratably in the income statement over the vesting period.

Vesting of the conditional grants is subject to the non-market condition that the participant stays with the Group until the plan's maturity (December 31 of the final year of the plan). These terms and conditions apply to all existing plans (LTIP 2004-06, LTIP 2005-07 and LTIP 2006-08). In 2006, €17.2 million has been recognized within personnel expenses in the income statement (2005: €11.8 million) related to the total costs of the LTIP 2004-06, 2005-07, and 2006-08.

LTIP 2004-06

The LTIP 2004-06 vested on December 31, 2006. Total shareholder return (TSR) ranked fourth relative to the peer group, resulting in a payout of 125% of the base number of shares. The shares will be released on March 1, 2007.

LTIP 2004-06

Shares outstanding at January 1, 2006	1,259,000
Forfeited	(89,500)
Additional payout (25%)	292,375
Vested at December 31, 2006	**1,461,875**

LTIP 2005-07 and 2006-08

The fair market value of each conditionally awarded share under the LTIP 2006-08 was €14.63 (LTIP 2005-07: €13.58; LTIP 2004-06: €13.10), as determined by an outside consulting firm.

LTIP 2005-07 and 2006-08

base number of shares at 100% payout	LTIP 2005-07	LTIP 2006-08	Total
Outstanding at January 1, 2006	1,455,500	0	1,455,500
Conditionally awarded	0	1,399,600	1,399,600
Vested	0	0	0
Forfeited	(115,000)	(48,850)	(163,850)
Outstanding at December 31, 2006	**1,340,500**	**1,350,750**	**2,691,250**

Stock option plans

At December 31, 2006, options were outstanding for 2.8 million ordinary shares in Wolters Kluwer.

Stock option plans	2001	2002	2003	2004	Total
End of exercise period	[1] 2006	2007 and 2009	2010	2011	
Initial number of options	2,729,750	2,912,250	2,778,500	40,000	
Exercise rate (average) (€)	28.88	23.07	10.55	13.47	
Number of options outstanding at January 1, 2006	1,771,000	2,072,750	1,123,500	40,000	5,007,250
Movements					
Options expired/eliminated	(1,675,000)	(181,000)	(13,500)	0	(1,869,500)
Options exercised	0	(18,000)	(350,000)	0	(368,000)
Number of options outstanding at December 31, 2006	**96,000**	**1,873,750**	**760,000**	**40,000**	**2,769,750**

[1] The French option plans of 2001 and 2002 expire in 2007 and 2008, respectively.

For members of the Executive Board and approximately 400 managers within the Group a share option plan applied until January 1, 2004. Stock options awarded before January 1, 2004, have not been cancelled. After that date, no new stock options have been awarded, except for 40,000 stock options in 2004 to a former member of the Executive Board. Consequently, no pro forma option value information is presented.

Options are awarded at fair market value at the grant date. Every option entitles the holder to purchase one share each, for the share price on the date at which the option is awarded. The exercise period starts at least two years after the date the options are awarded until five years maximum, or in some cases six years. For options awarded after August 2002 the maturity period is seven years after the grant date.

Related Party Transactions

note 24

The company has a related party relationship with its subsidiaries (Wolters Kluwer nv has filed a list of the subsidiaries at the Trade Register in Amsterdam), associates, and with members of the Supervisory Board and the Executive Board. Related party transactions are conducted on an at arm's length basis with terms comparable to transactions with third parties. Associates (see → note 12) purchased goods from the Group for the amount of €8 million (2005: €8 million).

Commitments and Contingent Liabilities

Leases

The Group leases a number of offices under operating leases. The leases typically run for a period of 10 years, with an option to renew the lease. Lease payments are increased to reflect market rentals. None of the leases include contingent rentals.

At December 31, 2006, annual commitments under rental and operational lease agreements amounted to €67 million (2005: €69 million). The average term of these commitments is approximately 6.2 years (2005: 5.9 years).

Non-cancelable operating lease rentals are payable as follows:

Non-cancelable operating lease rentals	2006	2005
Less than one year	11	7
Between one and five years	34	21
More than five years	62	62

Some of the leased property is sublet by the Group. Sublease payments of €2 million are expected to be received during the following financial year. The Group has recognized a provision of €1 million in respect of these subleases.

Property, Plant and Equipment includes €4 million (2005: not applicable) relating to finance lease arrangements. The amount due within one year is €2 million, the amount due in the second to fifth years is €2 million. The present value of the lease payments does not differ materially from the nominal value.

Guarantees

At December 31, 2006, the Group has outstanding guarantees regarding royalty payments to societies during the coming years of approximately €4 million (2005: €5 million).

The Group has issued formal guarantees for bank credit facilities for a total amount of €91 million (2005: €106 million) on behalf of a number of its foreign subsidiaries. At December 31, 2006, none of these credit facilities had been utilized (2005: none). At December 31, 2006, other bank guarantees had been issued at the request of the company or its subsidiaries for a total amount of €4.8 million (2005: €4.3 million). These guarantees mainly relate to rent for real estate.

Legal and judicial proceedings, claims

The Group is involved in legal and judicial proceedings and claims in the ordinary course of business. Liabilities and contingencies in connection with these matters are periodically assessed based upon the latest information available, usually with the assistance of lawyers and other specialists.

A liability is accrued only if an adverse outcome is probable and the amount of the loss can be reasonably estimated. If one of these conditions is not met, the proceeding or claim is disclosed as contingent liability, if material. The actual outcome of a proceeding or claim may differ from the estimated liability, and consequently may affect the financial performance and position.

Audit Fees

note 26

The aggregate fees of the Group's auditor, KPMG Accountants N.V., for professional services rendered in 2006 and 2005 are as follows:

Aggregate fees
in million of euros

	2006	2005
Audit fees	4.4	4.4
Audit-related fees	1.8	1.3
Tax fees	2.1	1.6
Total	**8.3**	**7.3**

Audit fees consist of fees for the audit of both the consolidated financial statements and local statutory financial statements. Audit-related fees primarily consist of fees in connection with acquisitions and disposals and attest services not required by statute or regulation.

Remuneration of the Executive Board and Supervisory Board

note 27

For details on the Group's remuneration policy, see the → Remuneration Report.

REMUNERATION OF EXECUTIVE BOARD MEMBERS

Remuneration of Executive Board Members
in thousands of euros

	Salary	Bonus	Pension	Social security	Other benefits	Tax gross up [1]	2006 [2]	2005
N. McKinstry, *Chairman*	831	765	165	24	197	202	2,184	1,917
B.L.J.M. Beerkens	557	446	110	11	44	–	1,168	1,041
J.M. Detailleur	476	381	290	154	81	–	1,382	1,224
Total	**1,864**	**1,592**	**565**	**189**	**322**	**202**	**4,734**	**4,182**

[1] Tax gross up relates to the tax expense incurred by the Group relating to tax equalization for salary and benefits paid in 2006 per the contract between the company and Ms. McKinstry.

[2] The Group's costs of the Long-Term Incentive Plans are not included in the Executive Board Members' remuneration as it comprises a conditional element of compensation.

The 2006 bonuses as presented above relate to the performance year 2006 and will be paid in 2007. The 2006 pension contributions as presented above concern the accrued pension costs for the financial year 2006.

In 2006, 120,000 shares that vested in 2005 were released under the LTIP 2004-06 to a former member of the Executive Board. At balance sheet date, Mr. J.M. Detailleur owns 834 ordinary shares.

LONG-TERM INCENTIVE PLAN FOR EXECUTIVE BOARD MEMBERS

LTIP 2004-06

The LTIP 2004-06 vested on December 31, 2006. Total shareholder return (TSR) ranked fourth relative to the peer group, resulting in a payout of 125% of the base number of shares. The shares will be released on March 1, 2007.

LTIP 2004-06	Outstanding January 1, 2006	Additional payout (25%)	Vested December 31, 2006
N. McKinstry, *Chairman*	200,000	50,000	250,000
B.L.J.M. Beerkens	80,000	20,000	100,000
J.M. Detailleur	80,000	20,000	100,000
Total	**360,000**	**90,000**	**450,000**

LTIP 2005-07 and 2006-08

The Executive Board Members have been conditionally awarded the following number of shares based on a 100% payout, subject to the conditions of the LTIP for 2005-07 and 2006-08, as described in the → Remuneration Report:

LTIP 2005-07 and 2006-08 *base number of shares at 100% payout*	Conditionally awarded LTIP 2005-07	Conditionally awarded LTIP 2006-08	Total conditionally awarded at December 31, 2006
N. McKinstry, *Chairman*	200,000	200,000	400,000
B.L.J.M. Beerkens	80,000	80,000	160,000
J.M. Detailleur	80,000	80,000	160,000
Total	**360,000**	**360,000**	**720,000**

The fair market value of each conditionally awarded share under the LTIP 2006-08 was €14.63 (LTIP 2005-07: €13.58; LTIP 2004-06: €13.10), as determined by an outside consulting firm. The plans have a vesting period of three years, except for the LTIP 2006-08 for Mr. Detailleur which has a two-year vesting period.

Stock options for Executive Board Members	Grant date	Exercise price (€)	January 1, 2006	Expired during the year	Exercised during the year	December 31, 2006	End of Exercise period
N. McKinstry, *Chairman*	2001	29.16	100,000	(100,000)		0	2006
	2002	24.00	90,000			90,000	2007
	2002	18.27	80,000			80,000	2009
	2003	13.00	80,000			80,000	2010
B.L.J.M. Beerkens	2003	10.10	15,000			15,000	2010
	2003	13.00	40,000			40,000	2010
J.M. Detailleur	2001	29.16	20,000	(20,000)		0	2006
	2001	29.16	60,000			60,000	2007
	2002	24.00	5,000			5,000	2007
	2002	24.00	55,000			55,000	2008
	2002	18.27	40,000			40,000	2009
	2003	13.00	40,000			40,000	2010
■ **Total**			**625,000**	**(120,000)**	**–**	**505,000**	

REMUNERATION OF SUPERVISORY BOARD MEMBERS

Remuneration of Supervisory Board Members *in thousands of euros*	Member of Selection & Remuneration Committee	Member of Audit Committee	Remuneration **2006**	Remuneration 2005
A. Baan, *Chairman*	■	■	51	46
J.V.H. Pennings, *Deputy Chairman*	■		47	42
L.P. Forman	■	■	43	14
A.J. Frost			37	37
S.B. James			26	–
K.A.L.M. Van Miert			–	12
H. de Ruiter			18	55
H. Scheffers		■	42	42
P.N. Wakkie			37	27
N.J. Westdijk			–	14
■ **Total**			**301**	**289**

Mr. James was appointed as member of the Supervisory Board by the Annual General Meeting of Shareholders on April 26, 2006.
Messrs. Van Miert and Westdijk resigned in April 2005,
Mr. De Ruiter resigned in April 2006.
The Supervisory Board Members do not own shares in Wolters Kluwer.

Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expense. Actual results may differ from those estimates.

Policies that are critical for the presentation of the financial position and financial performance of the Group and that require estimates and judgments are discussed below.

Revenue recognition

Revenue recognition requires estimates and judgments as far as it relates to estimating expected returns from customers and non-renewed orders. The Group recognizes a provision for these delivered goods or rendered services based on historical rates. If these rates exceed a certain threshold, revenue is recognized only upon receipt of the payment or the order. Revenue recognition of a combination of goods and services requires estimates of the fair value of the individual components.

Employee benefits

Wolters Kluwer has defined benefit pension plans in some countries and in the United States also has post-retirement medical plans. The net assets and liabilities of these plans are presented in the balance sheet of the Group. The costs related to these pension plans and medical plans are included in the income statement. The assets and liabilities as well as the costs are based upon actuarial and economic assumptions.
The main economic assumptions are:

- discount rate;
- expected return on plan assets;
- average increase salaries;
- medical trend rate.

For actuarial assumptions the normal mortality rates have been used. The withdrawal rates and retirement rates are based upon statistics provided by the relevant entities and compared with business practices.

Capitalized software

Software development costs are only recognized if, and only if, the Group can demonstrate the technical feasibility of completing the software project so that it will be available for use or sale and comply with the following other requirements: the intention to complete the development project; the ability to sell or use the product; demonstration of how the product will yield probable future economic benefits; the availability of adequate technical, financial, and other resources to complete the project; and the ability to reliably measure the expenditure attributable to the project.

Capitalized software is amortized using the straight-line method over the economic life of the software, between 3 and 10 years. Capitalization of software is dependent on several assumptions as indicated above. While management has procedures in place to control the software development process, there is uncertainty with regard to the outcome of the development process.

Useful life of assets

The useful life has to be determined for assets such as publishing rights; other intangible assets, which mainly consist of self-developed software; and property, plant and equipment. The useful lives are estimated based upon best practice within the Group and in line with common market practice.

Valuation and impairment testing intangibles

Upon acquisition, the value of intangible assets acquired is estimated, applying the methodologies as set out under the accounting policies.These calculations are usually performed by an outside consulting firm in close cooperation with management of the involved entity. These calculations require estimations regarding cash flow projections, determination of useful life, and rate of return. The estimations are based upon best practice within the Group and in line with common market practice.

IFRS 3 requires goodwill to be carried at cost with impairment reviews both annually and when there are indications that the carrying value may not be recoverable. The impairment reviews require estimates of a discount rate, cash flow projections, and a perpetual growth rate. These estimations are made by management of the entities that carry the goodwill on their balance sheet, and the calculations are based on three-year business development plans prepared by management of the entities and approved by the Executive Board of the Group.

The fair value of the assets, liabilities, and contingent liabilities of an acquired entity should be measured within 12 months from the acquisition date. This means that for some acquisitions, provisional fair values have been included in the balance sheet and final valuation of the identifiable tangible assets is still pending. Actual valuation of these assets, liabilities, and contingent liabilities may differ from the provisional valuation.

When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events (earn-out), the Group includes the amount of that adjustment in the cost of the combination at the acquisition date if the adjustment is probable and can be measured reliably. The measurement will usually be based on estimates of future results of the business combination.

Accounting for income taxes

Corporate taxation is calculated on the basis of income before taxation, taking into account the relevant local tax rates and regulations. For each operating entity, the current income tax expense is calculated and differences between the accounting and tax base are determined resulting in deferred tax assets or liabilities. These calculations might deviate from the final tax assessments which will be received in future periods.

A deferred tax asset shall be recognized for the carry-forward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Management assesses the probability that taxable profit will be available against which the unused tax losses or unused tax credits can be utilized.

Legal and judicial proceedings, claims

For legal and judicial proceedings and claims against the Company and its operating entities, a liability is accrued only if an adverse outcome is probable and the amount of the loss can be reasonably estimated.

If one of these conditions is not met, the proceeding or claim is disclosed as contingent liability, if material. The actual outcome of a proceeding or claim may differ from the estimated liability, and consequently may affect the actual result.

The prediction of the outcome and the assessment of a possible loss by management is based on management's judgments and estimates. Management usually consults lawyers and other specialists for support.

Financial Statements of Wolters Kluwer nv



Income statement of Wolters Kluwer nv

	2006	2005
Results subsidiaries after tax	240	197
Other income after tax note 29	81	63
▪ **Profit for the year**	**321**	**260**

Balance sheet of Wolters Kluwer nv

before appropriation of results, at December 31

	2006		2005	
Non-current assets				
Intangible assets	14		8	
Property, Plant and Equipment	1		2	
Financial assets note 30	2,932		2,311	
▪ **Total non-current assets**		**2,947**		**2,321**
Current assets				
Accounts receivable note 31	818		1,350	
Cash and cash equivalents	33		315	
▪ Total current assets	851		1,665	
Current liabilities note 32	1,391		1,249	
▪ Working capital		(540)		416
▪ **Capital employed**		**2,407**		**2,737**
Non-current liabilities				
Long-term debt				
▪ Subordinated bonds	–		227	
▪ Bonds	919		927	
▪ Perpetual cumulative subordinated bonds	225		225	
▪ Derivative financial instruments	2		11	
▪ Total long-term debt		1,146		1,390
Long-term debt to subsidiaries		59		235
Deferred tax liabilities		4		9
Provisions note 33		4		5
▪ **Total non-current liabilities**		**1,213**		**1,639**
Shareholders' equity note 34		1,194		1,098
▪ **Total financing**		**2,407**		**2,737**

As provided in section 402 of the Dutch Civil Code, Book 2, the income statement of Wolters Kluwer nv includes only the after-tax results of subsidiaries and other income after tax, as Wolters Kluwer nv's figures are included in the consolidated financial statements.

Unless otherwise indicated, the figures in these financial statements are in millions of euros.

Notes to the Financial Statements of Wolters Kluwer nv

ACCOUNTING POLICIES

The financial statements of Wolters Kluwer nv are prepared in accordance with the Dutch Civil Code, Book 2, Title 9, with the application of the regulations of section 362.8 allowing the use of the same accounting policies as applied for the consolidated financial statements. These accounting policies are described in the → Notes to the Consolidated Financial Statements.

Subsidiaries are valued using the equity method, applying the IFRS accounting policies endorsed by the European Union.

Any related party transactions between subsidiaries, associates, investments, and with members of the Supervisory Board and the Executive Board and the (ultimate) parent company Wolters Kluwer nv are conducted on an at arm's length basis with terms comparable to transactions with third parties.

Personnel Expenses

note 29

Personnel expenses	**2006**	2005
Salaries and wages	25	23
Social security charges	3	2
Costs of defined benefit plans	2	1
Share-based payments	10	12
Total	**40**	**38**

The costs of the share-based payments relate to the LTIP. In 2005 all costs (€12 million), relating to the LTIP 2004-06 and 2005-07 were recognized in the income statement of Wolters Kluwer nv. In 2006, the costs of the share-based payments of €10 million for the LTIP 2004-06, 2005-07 and 2006-08 relate only to the Executive Board and Corporate staff. The costs of the LTIP relating to management and other employees of the divisions have been recognized in the divisions. For the remuneration of the Executive Board and the Supervisory Board, see → note 27.

note 30

Financial assets	2006	2005
Equity value of subsidiaries	(322)	(642)
Long-term receivables from subsidiaries	3,244	2,931
Derivative financial instruments	10	22
Total	**2,932**	**2,311**

Equity value of subsidiaries	2006	2005
Equity value of subsidiaries at January 1	(642)	(450)
Movements related to restatements	0	4
Movements related to results	240	197
Movements related to exchange differences	49	(85)
Movements related to dividend payments	(5)	(310)
Actuarial gain/(loss) on employee benefits	36	2
Equity value of subsidiaries at December 31	**(322)**	**(642)**

Accounts Receivable

note 31

Accounts receivable	2006	2005
Receivables from subsidiaries	810	1,212
Derivative financial instruments	4	108
Interest receivable	0	0
Current tax receivable	0	29
Other receivables	4	1
Total	**818**	**1,350**

note 32

Current liabilities	2006	2005
Debt to subsidiaries	390	468
(Subordinated) bonds	228	661
Multi-currency roll-over facility 2004-2011	676	–
Bank overdrafts	6	20
Derivative financial instruments	0	14
Interest payable	61	64
Current tax payable	1	–
Other liabilities	29	22
■ **Total**	**1,391**	**1,249**

For an explanation of the non-current liabilities, see → note 19.

Provisions

note 33

Provisions	2006	2005
Provision for pensions	2	3
Provision for restructuring commitments	2	2
■ **Total**	**4**	**5**

Shareholders' Equity

Statements of changes in equity of Wolters Kluwer nv	Issued share capital	Share premium reserve	Legal reserve	Translation reserve	Treasury shares	Retained earnings	Un-distributed profit	Share-holders' equity
▪ **Balance at January 1, 2005**	**36**	**91**	**9**	**(147)**	**(53)**	**461**	**311**	**708**
Exchange differences on translating foreign operations				252				252
Gains/(losses) on hedges of net investments in foreign operations				(78)				(78)
Actuarial gains/(losses) on employee benefits						3		3
Tax on items taken directly to or transferred from equity						(1)		(1)
▪ Net income recognized directly in equity	–	–	–	174	–	2	–	176
Profit for the year							260	260
▪ Total recognized income and expense for the year	–	–	–	174	–	2	260	436
Appropriation of profit previous year						311	(311)	0
Share-based payments						12		12
Cash dividend 2004						(69)		(69)
Stock dividend 2004	1	(1)						0
Exercise of share options					12	(1)		11
Other movements				58		(58)		0
▪ **Balance at December 31, 2005**	**37**	**90**	**9**	**85**	**(41)**	**658**	**260**	**1,098**
Exchange differences on translating foreign operations				(211)				(211)
Gains/(losses) on hedges of net investments in foreign operations				12				12
Gains/(losses) on cash flow hedges				(2)				(2)
Actuarial gains/(losses) on employee benefits						38		38
Tax on items taken directly to or transferred from equity						16		16
▪ Net income recognized directly in equity	–	–	–	(201)	–	54	–	(147)
Profit for the year							321	321
▪ Total recognized income and expense for the year	–	–	–	(201)	–	54	321	174
Appropriation of profit previous year						260	(260)	0
Share–based payments						17		17
Cash dividend 2005						(80)		(80)
Stock dividend 2005	0	0						0
Exercise of share options					7	(3)		4
Repurchased shares					(19)			(19)
▪ **Balance at December 31, 2006**	**37**	**90**	**9**	**(116)**	**(53)**	**906**	**321**	**1,194**

Commitments and Contingent Liabilities

Guarantees

Pursuant to section 403 of the Dutch Civil Code, Book 2, the company has assumed joint and several liabilities for the debts arising out of the legal acts of a number of subsidiaries in the Netherlands. The relevant declarations have been filed with and are open for inspection at the Trade Register for the district in which the legal entity respective to the liability has its registered office.

The company has issued a guarantee on behalf of one of its foreign subsidiaries for an amount of €20 million.

Other

The company forms part of a Dutch fiscal entity, and pursuant to standard conditions has assumed joint and several liability for the tax liabilities of the fiscal entity.

Amsterdam, February 27, 2007

Supervisory Board
A. Baan, *Chairman*
J.V.H. Pennings, *Deputy Chairman*
L.P. Forman
A.J. Frost
S.B. James
H. Scheffers
P.N. Wakkie

Executive Board
N. McKinstry, *Chairman*
B.L.J.M. Beerkens
J.M. Detailleur

Other Information on the Financial Statements

AUDITOR'S REPORT

To: the Annual General Meeting of Shareholders of Wolters Kluwer nv

Report on the financial statements

We have audited the 2006 financial statements of Wolters Kluwer nv, Amsterdam. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at December 31, 2006, income statement, statement of recognized income and expense, and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company balance sheet as at December 31, 2006, the company income statement for the year then ended and the notes.

Management's responsibility

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the Report of the Executive Board in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Wolters Kluwer nv as at December 31, 2006, and of its result and its cash flow for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of Wolters Kluwer nv as at December 31, 2006, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the Report of the Executive Board is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Amstelveen, February 27, 2007

KPMG ACCOUNTANTS N.V.
H.H.J. Dijkhuizen RA

APPROPRIATION OF PROFIT FOR THE YEAR

Article 29 of the Articles of Association

Paragraph 1. From the profit as it appears from the annual accounts adopted by the General Meeting of Shareholders, a dividend shall be distributed on the preference shares, whose percentage is equal to that of the average of the interest rate on basic refinancing transactions of the European Central Bank – weighted according to the number of days on which this interest rate applied – during the financial year or part of the financial year for which the dividend is distributed, increased by three. The dividend on the last-mentioned preference shares shall be calculated on an annual basis on the paid-up part of the nominal amount. If in any financial year the distribution referred to in the first full sentence cannot be made or can only be made in part because the profits are not sufficient, the deficiency shall be distributed from the distributable part of the company's equity. No further dividend shall be distributed on the preference shares.
Paragraph 2. Subsequently such allocations to reserves shall be made as the Executive Board shall determine, subject to the approval of the Supervisory Board.
Paragraph 3. Any balance remaining after that shall be distributed at the disposal of the General Meeting of Shareholders.
Paragraph 5. Distribution of profit shall be made after adoption of the annual accounts showing that it is permitted.
Paragraph 7. If a loss is suffered for any year that loss shall be transferred to a new account for set-off against future profits and for that year no dividend

shall be distributed. On the proposal of the Executive Board that has been approved by the Supervisory Board, the General Meeting of Shareholders may resolve, however, to wipe off such a loss by writing it off on a reserve that need not be maintained according to the law.

Article 30 of the Articles of Association

Paragraph 1. On the proposal of the Executive Board that has been approved by the Supervisory Board, the General Meeting of Shareholders may resolve that a distribution of dividend on ordinary shares shall be made entirely or partially not in money but in ordinary shares in the capital of the company. *Paragraph 2.* On the proposal of the Executive Board that has been approved by the Supervisory Board, the General Meeting may resolve on distributions in money or in the manner as referred to in Paragraph 1 to holders of ordinary shares against one or more reserves that need not be maintained under the law.

Proposed cash distribution

in millions of euros

	2006	2005
Proposed cash distribution	179	167
Total	**179**	**167**

Pursuant to Article 30 of the Articles of Association, and with the approval of the Supervisory Board, a proposal will be submitted to the Annual General Meeting of Shareholders to make a distribution of €0.58 per share in cash or in shares at a ratio to be determined and announced on April 27, 2007.

Other Information



10-Year Key Figures

Key Figures	IFRS 2006	IFRS 2005	IFRS 2004	2003 [1]	2002 [1]	2001 [1]	2000 [1]	1999 [1]	1998 [1]	1997 [1]
Revenues	3,693	3,374	3,261	3,436	3,969	3,837	3,664	3,081	2,739	2,364
Operating profit	497	432	407	91	264	459	514	692	600	504
Profit for the year, attributable to equity holders of the parent	321	260	311	(69)	382	140	186	358	309	263
Ordinary EBITDA	705	624	619	722	881	919	878	813	732	613
Ordinary EBITA	618	533	516	610	763	812	789	735	668	552
Ordinary net income	387	327	307	349	442	436	412	410		
(Proposed) Dividend/cash distribution	179	167	164	161	156	150	140	128	110	93
Dividend proposal in % of ordinary net income	46.2	51.3	53.4	46.1	35.3	34.4	34.0	31.2		
Payout in % of profit for the year, attributable to equity holders of the parent	55.8	64.3	52.7	n.a.	40.8	107.1	75.3	35.7	35.7	35.4
Free cash flow	443	351	456	393	400	328	363	386		
Cash conversion (ratio)	1.00	1.06	1.26	1.09	0.91					
Equity attributable to equity holders of the parent	1,194	1,098	704	861	1,278	1,379	1,146	1,488	1,011	823
Guarantee equity [2]	1,421	1,551	1,162	1,499	2,100	2,200	1,744	2,089	1,616	1,243
Net (interest-bearing) debt [3]	2,050	1,637	1,527	1,900	2,664	2,821	2,614	2,363	2,202	1,659
Capital employed	2,819	2,878	3,088	3,691	4,590	4,779	3,951	4,132	3,531	2,668
Total assets	5,653	5,440	5,022	5,044	6,161	6,520	5,792	5,696	4,743	3,771
Amortization of goodwill, publishing rights, and impairments	121	81	65	423	415	353	275	89	68	48
Net capital expenditure	99	86	73	92	147	151	124	117	74	96
Amortization of other intangible assets and depreciation of Property, Plant and Equipment	87	91	103	112	118	107	89	78	64	60
As % of revenues										
Operating profit	13.5	12.8	12.5	2.6	6.7	12.0	14.0	22.5	21.9	21.3
Profit for the year, attributable to equity holders of the parent	8.7	7.7	9.5	(2.0)	9.6	3.7	5.1	11.6	11.3	11.1
Ordinary EBITDA	19.1	18.5	19.0	21.0	22.0	23.9	24.0	26.4	26.7	25.9
Ordinary EBITA	16.7	15.8	15.8	17.8	19.2	21.2	21.5	23.9	24.4	23.4
Ordinary net income	10.5	9.7	9.4	10.2	11.1	11.4	11.3	13.3		
ROIC	7.2	6.9	6.8	7.1	8.1					
Net interest coverage [4]	6.0	5.2	5.3	5.4	5.5	4.5	4.4	5.1	5.3	5.5
Net debt to ordinary EBITDA	2.9	2.6	2.5	2.6	3.0	3.1	3.0	2.9	3.0	2.7
Net gearing [5]	1.7	1.5	2.2	2.2	2.1	2.0	2.3	1.6	2.2	2.0
Equity to capital employed	0.42	0.38	0.23	0.23	0.28	0.29	0.29	0.36	0.29	0.31
Guarantee equity to total assets	0.25	0.29	0.23	0.30	0.34	0.34	0.30	0.37	0.34	0.33

Information per share (€)	IFRS 2006	IFRS 2005	IFRS 2004	2003 [1]	2002 [1]	2001 [1]	2000 [1]	1999 [1]	1998 [1]	1997 [1]
On the basis of fully diluted:										
▪ Diluted earnings per share	1.03	0.85	1.04	(0.24)	1.30	0.52	0.68	1.29	1.12	0.96
▪ Diluted ordinary earnings per share	1.23	1.06	1.02	1.18	1.50	1.54	1.47	1.48	1.34	1.13
▪ Diluted free cash flow per share	1.41	1.14	1.51	1.32	1.36	1.17	1.30	1.39		
Weighted average number of shares, diluted (millions)	321.4	316.6	310.1	309.3	306.2	289.7	284.2	281.2	278.9	276.7
Ordinary earnings per share	1.26	1.08	1.04	1.20	1.56	1.55	1.48	1.48	1.34	1.13
Earnings per share	1.04	0.86	1.05	(0.24)	1.34	0.50	0.67	1.29	1.12	0.96
Free cash flow per share	1.44	1.16	1.54	1.36	1.41	1.16	1.30	1.39		
Dividend/cash distribution per share	[6] 0.58	0.55	0.55	0.55	0.55	0.53	0.50	0.46	0.40	0.34
Weighted average number of shares issued (millions)	307.1	302.4	295.6	289.8	284.3	281.8	279.4	277.2	274.8	272.7
Stock Exchange										
Highest quotation	22.47	17.45	15.55	17.35	26.45	33.00	44.30	48.56	45.72	33.09
Lowest quotation	16.67	13.31	11.90	8.66	13.40	20.51	20.10	27.30	28.54	23.84
Quotation at December 31	21.79	17.08	14.77	12.40	16.60	25.60	29.04	33.60	45.58	29.71
Average daily trading volume of Wolters Kluwer on Euronext Amsterdam nv, (thousands of shares)	1,573	1,393	1,245	1,660	1,129	2,037	2,750	2,160	2,100	1,492
Employees										
Headcount at December 31	19,901	18,452	18,393	19,689	20,833	20,297	19,209	18,793	17,431	15,385
In full time equivalents at December 31	18,871	17,419	17,515	18,687	19,617	19,317	18,269	17,812	16,505	14,538
In full time equivalents average per annum	19,704	18,467	18,270	19,540	20,284	19,766	19,009	17,452	16,297	14,543

[1] Figures for the years 1997-2001 have not been restated. Figures for the years 2002 and 2003 have been restated for Dutch GAAP changes. As of 2005 IFRS has been applied. 2004 figures are restated for IFRS.

[2] The guarantee equity is defined as the sum of total equity, subordinated (convertible) bonds, and perpetual cumulative bonds.

[3] The net (interest-bearing) debt is defined as the sum of (long-term) loans, unsubordinated convertible bonds, perpetual cumulative subordinated bonds, bank overdrafts minus cash and cash equivalents, deferred acquisition payments, and value of derivative financial instruments.

[4] Ratio between ordinary EBITA and net interes costs.

[5] Net gearing is defined as net (interest-bearing) debt divided by total equity.

[6] Proposed dividend/cash distribution per share.

Information for Shareholders and Investors

Wolters Kluwer seeks to be thoroughly open with shareholders and the investment community, and is committed to a high degree of transparency in its financial reporting. The company regularly communicates with its shareholders and the investment community and has a comprehensive investor relations program throughout the entire year. The company is committed to helping investors become better acquainted with Wolters Kluwer and its management, as well as to maintain a long-term relationship of trust with the investment community at large. See → Investor Relations for more information.

2006 activities for shareholders and investors included:

- A full presentation by management of half- and full-year results
- Conference calls with management (audio webcast) providing first- and third-quarter results
- An investor/analyst day by management (video webcast) held to communicate the company's future strategy to the investment community
- Regular office and roadshow meetings with potential and existing shareholders and sell-side analysts covering the company
- Specific information for shareholders provided via the investors section of www.wolterskluwer.com, which includes detailed financial information, strategy, archived copies of presentations, and webcasts delivered throughout the year

2007 Calender

February 28	2006 Full-Year Results
March 22	Publication of 2006 Annual Report
April 20	Annual General Meeting of Shareholders
April 24	Ex-dividend quotation
May 9	2007 First-Quarter Results
August 1	2007 Second-Quarter Results
November 7	2007 Third-Quarter Results

Share information

in euros unless otherwise indicated	**2006**	2005
Diluted earnings per share	1.03	0.85
Diluted ordinary earnings per share	1.23	1.06
Diluted free cash flow per share	1.41	1.14
Basic earnings per share	1.04	0.86
Ordinary earnings per share	1.26	1.08
Free cash flow per share	1.44	1.16
Proposed dividend/cash distribution per share	0.58	0.55
Weighted average number of shares fully diluted	321.4	316.6
Weighted average number of shares issued	307.1	302.4
Highest quotation	22.47	17.45
Lowest quotation	16.67	13.31
Quotation at December 31	21.79	17.08
Average daily trading volume of Wolters Kluwer on Euronext Amsterdam nv (thousands of shares)	1,573	1,393

Highest and lowest quotation

in euros



2003
2004
2005
2006
25
20
15
10
5
22.47
17.35
17.45
16.67
15.55
13.31
11.90
8.66
Highest quotation
Lowest quotation

Share price developments since strategy update 2003



October 30, 2003
December 31, 2006
22
19
16
13
10
Wolters Kluwer
AEX (rebased)
DJES Media (rebased)
DJS Media (rebased)

Capital stock

The ordinary shares have a nominal value of €0.12. The number of ordinary shares issued amounted to 308,741,698 on December 31, 2006 (December 31, 2005: 304,400,933). The weighted average number of diluted ordinary shares used to compute the diluted per share figures was 321.4 million (2005: 316.6 million).

Out of the money stock options are not included in this number. If these stock options are taken into account, the total weighted average number of diluted shares was 324.6 million (2005: 322.5 million).

Market capitalization at December 31, 2006

On the basis of ordinary shares issued: €6.7 billion (2005: €5.2 billion).

Geographical spread of Wolters Kluwer shares

Institutional investors hold the majority (85%) of the shares in Wolters Kluwer. With over 400 institutional investors in 25 countries, ownership is international in make-up. Investors in North America had an interest of 37% in the company in 2006 (2005: 35%), while European shareholders held an interest of 62% (2005: 64%).

Geographical spread of shareholders in approximate percentages on December 31, 2006, compared to the previous year.

Shareholders

in %

	2006	2005
North America	37	35
Netherlands	18	19
United Kingdom	28	30
France	8	5
Germany	4	3
Ireland	–	2
Italy	–	4
Rest of Europe	4	1
Other	1	1
Total	**100**	**100**

Shareholders

in %



- 37 North America
- 62 Europe
- 1 Other

Shareholders exceeding 5%

In accordance with the Act on the Disclosure of Major Holdings and Capital Interests in Securities Issuing Companies (*Wet Melding Zeggenschap 2006*):

- Internationale Nederlanden Groep nv: 5.5%, disclosed on November 1, 2006
- Silchester International Investors Limited: 6.0%, disclosed on November 1, 2006

Listings

Capital stock:

- Amsterdam (Euronext Amsterdam: WLSNc.NA (Bloomberg), WLSNc.AS (Reuters); security code 39590, ISIN code NL0000395903)
- Frankfurt: ordinary shares for Wolters Kluwer
- U.S. (over-the-counter, WTKWY, CUSIP No. 977874 20 5): American Depositary Receipts

ADR Trust Office:
Deutsche Bank Trust Company Americas
60 Wall Street
New York, NY 10005
United States
www.adr.db.com

Other Wolters Kluwer securities

Wolters Kluwer Bonds listed in Amsterdam:

- 6.250% subordinated Wolters Kluwer nv Bonds, 1997/2007, NLG 500 million (€227 million) (ISIN code XS0076781425)
- 5.250% senior Wolters Kluwer nv Bonds, 1998/2008, NLG 500 million (€227 million) (ISIN code NL0000121911)
- 6.875% perpetual cumulative subordinated Wolters Kluwer nv Bonds 2001 (€225 million) (ISIN code NL0000119105)

Wolters Kluwer Bonds listed in both Amsterdam and Luxembourg:

- 5.125% senior Wolters Kluwer nv Bonds, 2003/2014, €700 million (ISIN code XS0181273342)

Credit ratings

In 2006, rating agencies reviewed Wolters Kluwer's credit rating. Standard & Poor's changed the long-term rating from BBB+ with stable outlook to BBB+ with negative outlook, while Moody's Investors Service maintained the rating at Baa1 with negative outlook.

Indices

in %	Weighting
AEX	1.60
FTSE Euro 300	4.90
DJ Euro Stoxx Media	7.00
DJS Media	3.70
MSCI Euro	0.23
S&P Euro 350 Media	4.40

Wolters Kluwer is included in approximately 50 equity indices.

Report of the Wolters Kluwer Preference Shares Foundation

Activities

The Board of the Wolters Kluwer Preference Shares Foundation met twice in 2006. The matters discussed included the 2005 annual figures, 2006 half-year results, acquisitions, and the general course of events at Wolters Kluwer. An explanation also was given on the strategy that was presented by the company to the market on September 27, 2006. As a result, the Board of the Foundation has a good view on the developments at Wolters Kluwer. The Board of the Foundation also closely monitored the developments with respect to corporate governance, and discussed that topic during the meetings. Furthermore, the composition of the Board of the Foundation was discussed. All members of the Wolters Kluwer Preference Shares Foundation are independent of the company. The Foundation acquired no preference shares during the year under review.

Exercise of the preference shares option

Wolters Kluwer and the Wolters Kluwer Preference Shares Foundation have concluded an agreement based on which the Foundation can take preference shares. This option on preference shares is at present a measure that could be considered as a potential protection at Wolters Kluwer against exercising influence by a third party on the policy of the company without the consent of the Executive Board and Supervisory Board, including events that could threaten the continuity, independence, identity, or coherence between the activities of the company. The Foundation is entitled to exercise the option on preference shares in such a way that the number of preference shares taken will be no more than 100% of the number of issued and outstanding ordinary shares at the time of exercise. Among others by the exercise of the option on the preference shares by the Foundation, the Executive Board and the Supervisory Board will have the possibility to determine their position with respect to, for example, a party making a bid on the shares of Wolters Kluwer and its plans, or with respect to a third party that otherwise wishes to exercise decisive influence, and enables the Boards to examine and implement alternatives.

Composition of the Board of the Wolters Kluwer Preference Shares Foundation

Mr. J.C.T. van der Wielen has decided to resign as Chairman of the Board. Mr. van der Wielen will stay member of the Board. The Board has decided to appoint Mr. R.P. Voogd as Chairman as of January 1, 2007. In 2006, Mr. Bonnier retired by rotation. He was reappointed by the Board. The Board consists entirely of persons having no association with Wolters Kluwer within the meaning of Appendix X to the General Rules of Euronext Amsterdam Stock Market.

Amsterdam, February 27, 2007

Board of Wolters Kluwer Preference Shares Foundation
R.P. Voogd, *Chairman*
R.W.J.M. Bonnier
H.G. Bouwman
J.H.M. Lindenbergh
J.C.T. van der Wielen

Statement

The Executive Board of Wolters Kluwer nv and the Board of Wolters Kluwer Preference Shares Foundation hereby declare that, in their joint opinion, the requirements regarding the independence of the members of the Board of Wolters Kluwer Preference Shares Foundation, as laid down in Appendix X to the General Rules of Euronext Amsterdam Stock Market, have been satisfied.

Amsterdam, February 27, 2007

Executive Board
Board of Wolters Kluwer Preference Shares Foundation

Corporate Staff & Contact Information

CORPORATE STAFF

Senior Vice President, Accounting & Control
Matthijs Lusse
Senior Vice President, Business Development
Jack Lynch
Senior Vice President, Human Resources
Kathy Baker
Senior Vice President, Operational Auditor
Paul Kooijmans
Senior Vice President, Planning & Analysis
Ann Riposanu
Senior Vice President, Strategy
Andres Sadler

CONTACT INFORMATION

Wolters Kluwer nv
Apollolaan 153
P.O. Box 75248
1070 AE Amsterdam
The Netherlands

Tel: +31 20 6070 400
Fax: +31 20 6070 490
info@wolterskluwer.com
www.wolterskluwer.com

Amsterdam Chamber of Commerce
Trade Registry No. 33.202.517

Vice President, Investor Relations
Oya Yavuz
Tel: +31 20 6070 407
Fax: +31 20 6070 499
ir@wolterskluwer.com

Vice President, Corporate Communications
Caroline Wouters
Tel: +31 20 6070 459
Fax: +31 20 6070 490
press@wolterskluwer.com

Senior Vice President, Human Resources
Kathy Baker
hr@wolterskluwer.com

Vice President, General Counsel/
Company Secretary
Maarten Thompson
Tel: + 31 20 6070442
Fax: + 31 20 6070378
mthompson@wolterskluwer.com

CONTACT INFORMATION DIVISIONS AND UNITS

Health
Director of Communications
Robert Dekker
robert.dekker@wolterskluwer.com

Corporate & Financial Services
Corporate Legal Services
Senior Manager, Corporate Communications
Stacy Nobles
stacy.nobles@wolterskluwer.com

Corporate & Financial Services
Financial Services
Director of Corporate Communications
Jennifer Marso
jennifer.marso@wolterskluwer.com

Tax, Accounting & Legal
Director, Corporate Communications
Leslie Bonacum
mediahelp@cch.com

Legal, Tax & Regulatory Europe
Communications Manager
Yvette van Braam Morris
press@wolterskluwer.com

Education
Public Relations Manager
Claire Martin
cmartin@nelsonthornes.com

OTHER

Auditor
KPMG Accountants nv
Burgemeester Rijnderslaan 10/20, Amstelveen
P.O. Box 74500
1070 DB Amsterdam
The Netherlands
www.kpmg.com
info@kpmg.com

American Depositary Receipts Trust Office
Deutsche Bank Trust Company Americas
60 Wall Street
New York, NY 10005
United States
Tel: +1 212 250 9100
www.adr.db.com

2007 Calendar

February 28
Full-year 2006 results
March 22
Publication of 2006 Annual Report
April 20 (2:00 p.m.)
Annual General Meeting of Shareholders, Amsterdam – Okura Hotel
April 24
Ex-dividend quotation
May 9
First-quarter 2007 results
August 1
Second-quarter/Half-year 2007 results
November 7
Third-quarter 2007 results

CUSTOMER EVENTS

February 25-March 1
Healthcare Information & Management Systems Society, New Orleans, Louisiana – Wolters Kluwer Health units participating
March 14
Teleroute Transport Info Day, Munich, Germany
March 24-26
Pharmagora, Paris, France – Wolters Kluwer France
April 2-4
GulfPak User Conference, Nashville, Tennessee .
April 16-18
London Book Fair – several divisions of Wolters Kluwer present
April 18
Teleroute Transport Info Day, Antwerp, Belgium
April 28-May 2
International Trademark Association National Show, Chicago – CT Corsearch participating
May 15-16
InsideCounsel SuperConference, Chicago, Illinois – Wolters Kluwer Corporate Legal Services and CT participating
May 17-20
Warsaw International Book Fair, Poland – Wolters Kluwer Poland participating
May 19-22
Medical Library Association Annual Meeting, Philadelphia, Pennsylvania – Wolters Kluwer Health participating
May 19-24
Digestive Disease Week, Washington, DC – Wolters Kluwer Health Clinical Solutions participating
May 31-June 3
Book Expo America, New York City – CCH represented
June 3-5
Special Libraries Association Annual Conference, Denver, Colorado – Wolters Kluwer Health represented
June 3-6
America's Credit Union Conference and Expo, Las Vegas, Nevada – Wolters Kluwer Financial Services represented
July 17-21
National Association of Federal Credit Unions Annual Conference and Exhibition, Honolulu, Hawaii – Wolters Kluwer Financial Services represented
August 30–September 3
Beijing International Book Fair, China – several units of Wolters Kluwer represented
September
CT TyMetrix User Conference
October 10-14
Frankfurt Book Fair, Germany – all divisions of Wolters Kluwer represented
October 14-21
Mortgage Bankers of America Annual Convention and Expo – Wolters Kluwer Financial Services represented
October 29-31
Association of Corporate Counsel National Meeting, Chicago - Wolters Kluwer Corporate Legal Services – CT participating
October
CT User Conference
November 1-11
Book Fair, Antwerp, Belgium – Wolters Kluwer Belgium participating
November 4-7
CCH User Conference, Dallas, Texas
December 4-6
Online Information, London, United Kingdom – several units of Wolters Kluwer represented

For a full overview of Wolters Kluwer and industry events, see → www.wolterskluwer.com.

Index

About this report

This annual report is available in print and online
www.wolterskluwer.com in English.
A Dutch *Jaaroverzicht 2006* (2006 Year Overview)
is available in print and as a PDF at www.wolterskluwer.com

Concept & production
Wolters Kluwer
Corporate Communications

Photography
Taco Anema

Lay-out & design
Design Studio Hans Kentie BNO

Lithography
Kleurgamma
Grafisch Bedrijf Tuijtel

Printing
Grafisch Bedrijf Tuijtel

Binding
Hexspoor

Paper
This annual report is printed on
Arctic The Volume Paper,
FSC and PEFC certified,
produced by Arctic Paper

For more information on Wolters Kluwer
visit www.wolterskluwer.com,
or contact Corporate Communications at
info@wolterskluwer.com;
+ 31 20 6070 400

FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
Cert no. SCS-COC-00973
www.fsc.org
© 1996 Forest Stewardship Council

Forward-looking Statements

This Annual Report contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For a full overview of addresses, customer services, and resources,

visit www.wolterskluwer.com

Overview of Wolters Kluwer Divisions, Business Units & Brands

Wolters Kluwer Health

With operations in North America, Latin America, Europe, and Asia Pacific

Pharma Solutions
- Adis
- Source®

Medical Research
- Clinical Resource® Ovid
- Lippincott Williams & Wilkins
- Ovid

Professional & Education
- Lippincott Williams & Wilkins

Clinical Solutions
- Clin-eguide
- Facts & Comparisons
- Medi-Span
- ProVation Medical

Wolters Kluwer Corporate & Financial Services

With operations in the United States

Corporate Legal Services
- BizFilings
- CT
- CT Corsearch
- CT Summation
- CT TyMetrix
- UCC Solutions

Financial Services
- AuthenticWeb
- Bankers Systems
- CCH Capital Changes
- CCH Wall Street
- Expere
- GainsKeeper
- GulfPak
- NILS INSource
- PCi
- Uniform Forms
- VMP Mortgage Solutions



Scandinavia

- Akelius
- Magnus Informatik
- Norstedts Juridik

Spain

- A3 Software
- CISS
- Ecoiurius
- Especial Directivos
- LA LEY
- Praxis
- Wolters Kluwer España
- Wolters Kluwer Portugal

Wolters Kluwer Education

With operations in Europe

- Austria: Jugend & Volk
- Belgium: Wolters Plantyn
- Germany: Bildungsverlag EINS, digital spirit
- Hungary: Műszaki Kiadó
- Netherlands: Wolters-Noordhoff
- Sweden: Liber
- United Kingdom: Nelson Thornes

Wolters Kluwer Transport Services

With operations in Europe

- Nolis
- Teleroute
- Transwide


Health
Corporate & Financial Services
Tax, Accounting & Legal
Legal, Tax & Regulatory Europe
Education

Wolters Kluwer
Tax, Accounting & Legal

With operations in North America, Europe, and Asia Pacific

Tax and Accounting
- ATX
- CCH
- CANTAX
- Kleinrock
- ProSystem *fx*
- Taxprep
- TaxWise

Law & Business
- Aspen Publishers
- CCH
- Croner
- Kluwer Law International
- Loislaw
- Wolters Kluwer U.K.

Wolters Kluwer
Legal, Tax & Regulatory Europe

With operations in Europe

Belgium
- Kluwer, Wolters Kluwer Belgium

Central and Eastern Europe
- Czech Republic: ASPI
- Hungary: CompLex, Akadémiai Kiadó
- Poland: ABC, LEX, Oficyna, Wolters Kluwer Polska
- Romania: Wolters Kluwer Romania
- Slovakya: IURA
- Wolters Kluwer Russia

France
- Éditions Dalian
- Groupe Liaisons
- Lamy
- Wolters Kluwer France

Germany
- AnNoText
- Carl Heymanns
- Carl Link
- Luchterhand
- Werner Verlag
- Wolters Kluwer Deutschland

Italy
- CEDAM
- De Agostini Professionale
- IPSOA
- Osra
- UTET Giuridica
- Wolters Kluwer Italia

Netherlands
- Kluwer


Wolters Kluwer
www.wolterskluwer.com

Agenda
Annual General Meeting of Shareholders

Proposal to amend the Articles of Association

Wolters Kluwer



Agenda for the Annual General Meeting of Shareholders of Wolters Kluwer nv, to be held on Friday, April 20, 2007, at 2:00 pm in the Okura Hotel, Ferdinand Bolstraat 333, Amsterdam, the Netherlands

Agenda

1 **Opening**

2 **2006 Annual Report**
- a Report of the Executive Board for 2006
- b Report of the Supervisory Board for 2006

3 **2006 Financial statements and dividend**
- a Policy on additions to reserves and dividend
- b Proposal to adopt the financial statements for 2006 as included in the annual report for 2006*
- c Proposal to distribute a dividend of €0.58 per ordinary share in cash or, at the option of the holders of ordinary shares, in the form of ordinary shares*

4 **Proposal to release the members of the Executive Board and the Supervisory Board from liability for the exercise of their respective duties**
- a Proposal to release the members of the Executive Board from liability for the exercise of their duties, as stipulated in Article 28 of the Articles of Association*
- b Proposal to release the members of the Supervisory Board from liability for the exercise of their duties, as stipulated in Article 28 of the Articles of Association*

5 **Proposal to amend the Articles of Association***

6 **Proposal to appoint Mr. B.F.J.A. Angelici as member of the Supervisory Board***

7 **Proposal to appoint Mr. J.J. Lynch, Jr. as member of the Executive Board***

8 **Proposal to determine the remuneration of the members of the Supervisory Board***

9 **Proposal to amend the remuneration policy and Long-Term Incentive Plan of the Executive Board***

10 **Proposal to extend the authority of the Executive Board**
- a to issue shares and/or grant rights to subscribe for shares*
- b to restrict or exclude pre-emptive rights*

11 **Proposal to authorize the Executive Board to acquire own shares***

12 **Any other business**

13 **Closing**

* Items put on the agenda for voting.
The other items are on the agenda for discussion only.

Agenda
Annual General Meeting of Shareholders

Wolters Kluwer

Explanatory notes to the Agenda

3 **2006 Financial statements and dividend**

a *Policy on additions to reserves and dividend*

In line with the Dutch Corporate Governance Code, Wolters Kluwer has put the policy on additions to reserves and dividend on the agenda for discussion. As the three-year strategy that was announced in October 2003 has been successfully completed, the Company has decided to change its dividend policy. As announced on page 21 of the annual report, the Company intends to have a progressive dividend policy.

This means that the Company has the intention to increase the dividend annually. The amount of the intended annual increase is not fixed. The Company will continue to offer the shareholders the opportunity to choose between a distribution of dividend in cash or in the form of shares.

b *Proposal to adopt the financial statements for 2006 as included in the annual report for 2006*

c *Proposal to distribute a dividend of €0.58 per ordinary share in cash or, at the option of the holders of ordinary shares, in the form of ordinary shares*

Agenda items 3b and 3c include the proposal to adopt the financial statements for 2006 as included in the annual report for 2006, and to distribute a dividend of €0.58 per ordinary share in cash or, at the option of the holders of ordinary shares, in the form of ordinary shares, chargeable to the share premium reserve, or if preferred, the other reserves. This is in line with the new dividend policy.

4 **Proposal to release the members of the Executive Board and the Supervisory Board from liability for the exercise of their respective duties**

The proposals to release the members of the Executive Board and the members of the Supervisory Board from liability for the exercise of their respective duties are separate agenda items. It is proposed that the members of the Executive Board and the members of the Supervisory Board be released from liability for the exercise of their respective duties, insofar as the exercise of such duties is reflected in the financial statements or information otherwise disclosed to the General Meeting of Shareholders prior to the adoption of the financial statements. The scope of a release from liability shall be subject to limitations by virtue of the law.

5 **Proposal to amend the Articles of Association**

It is proposed to amend the Articles of Association of Wolters Kluwer nv in order to reflect the Dutch Act which came into force on January 1, 2007, to promote the use of electronic means of communication in the decision-making process in legal persons (the Electronic Means of Communication Act – "*Wet elektronische communicatiemiddelen*"). An explanatory note to the proposed amendment to the Articles of Association can be found hereafter.

The proposed amendment to the Articles of Association and the explanatory note are also available for inspection at the offices of Fortis Bank (Nederland) nv, Rokin 55, Amsterdam, the Netherlands, and at the offices of Wolters Kluwer nv, Apollolaan 153, Amsterdam, the Netherlands. These documents can be collected free of charge at the aforementioned addresses. It is also possible to ask for these documents by telephone at the ABN AMRO Servicedesk, telephone + 31 (0)76 5799 455 and at Fortis Bank (Nederland) nv, telephone +31 (0)20 5272 467, and also in writing or by telephone at Wolters Kluwer nv, Corporate Communications department, P.O. Box 75248, 1070 AE Amsterdam (telephone + 31 (0)20 6070 469, fax +31 (0)20 6070 490, e-mail info@wolterskluwer.com). The documents are also available on the website: www.wolterskluwer.com.

6 **Proposal to appoint Mr. B.F.J.A. Angelici as member of the Supervisory Board**

Mr. Pennings, Deputy Chairman of the Supervisory Board, will retire after the Annual General Meeting of Shareholders on April 20, 2007, because he has served on the Supervisory Board for the maximum period of three four-year terms. In accordance with the Articles of Association, the Supervisory Board appoints, from its midst, a Deputy Chairman. The Supervisory Board has decided to appoint Mr. P.N. Wakkie as new Deputy Chairman of the Supervisory Board.

To fill the vacancy that will arise due to the retirement of Mr. Pennings, the Supervisory Board, based on article 21(4) of the Articles of Association, makes a recommendation to appoint Mr. B.F.J.A. Angelici as member of the Supervisory Board, in view of his broad international general management experience and his knowledge of the healthcare sector. Mr. Angelici was born in 1947 and has French nationality. Mr. Angelici currently is Executive Vice President of AstraZeneca Plc, a global pharmaceutical company, and responsible for that company's business in Europe, Japan, Asia Pacific, Latin America, the Middle East, and Africa. Prior to his present role, he held several senior management positions within AstraZeneca since 1989. Mr. Angelici was Managing Director of Baxter-Healthcare, France, from 1986 until 1989. He was Non-Executive Director of Allied Domecq Plc from 2003 until 2005, when the company was sold. Mr. Angelici holds no ordinary shares in Wolters Kluwer.

7 **Proposal to appoint Mr. J.J. Lynch, Jr. as member of the Executive Board**

Mr. Detailleur, member of the Executive Board, will retire in 2007. To fill the vacancy that will arise due to his retirement, the Supervisory Board, based on article 15(3) of the Articles of Association, makes a recommendation to appoint Mr. J.J. Lynch, Jr. as member of the Executive Board, for a period of four years. Mr. Lynch (1959, American nationality) joined Wolters Kluwer in June 2006 as Senior Vice President Business Development. Prior positions he held include: President and CEO of Pearson School Technology, Phoenix, Arizona (2003-06), Founding CEO and Board Member of bigchalk.com, New York (1999-03), and CEO and Board Member of Jnana Technologies, New York (1996-99). Before that time he was also active within the Wolters Kluwer organization, as President of CCH Legal Information Services (1988-96).

8 **Proposal to determine the remuneration of the members of the Supervisory Board**

The annual remuneration of the members of the Supervisory Board was determined for the last time in 2005. It is proposed to increase the compensation as follows:

- The compensation of the Chairman from €45,000 to €50,000
- The compensation of the Deputy Chairman from €40,000 to €45,000
- The compensation of the other members from €35,000 to €40,000

The annual compensation for membership of one of the permanent committees of the Supervisory Board will remain unchanged at €5,000 for the Chairman of such committee and €4,000 for the members. At present there are two permanent committees, the Audit Committee and the Selection and Remuneration Committee.

9 **Proposal to amend the remuneration policy and Long-Term Incentive Plan of the Executive Board**

At the Annual General Meeting of Shareholders of April 21, 2004, the current remuneration policy of the Executive Board was adopted and the Long-Term Incentive Plan was approved. The Supervisory Board proposes to amend the remuneration policy and the Long-Term Incentive Plan. The current remuneration policy and the proposed changes are specified in the remuneration report, on page 84 of the annual report. Hereunder a short summary is given.

Remuneration of the Executive Board consists, and will continue to consist, of three elements: a base salary, a Short-Term Incentive Plan (STIP) on which a cash bonus can be earned, and a Long-Term Incentive Plan (LTIP) on which performance shares can be earned.

The base salary of individual members of the Executive Board is determined annually by the Supervisory Board.

Proposed changes to the Short-Term Incentive Plan

For 2007 and subsequent years, the Supervisory Board proposes to revise the prior STIP payout targets to better reflect the market midpoints for each of the members of the Executive Board. In prior years, payout targets were the same for each member of the Executive Board. The Supervisory Board believes that this is not consistent with Wolters Kluwer's philosophy of remuneration based on individual benchmarking and that it also does not provide adequate consideration for different Executive Board functions or levels of experience. As a result, the payouts for performance on target will be 125% of the base salary for Ms. McKinstry, 95% of the base salary for Mr. Beerkens, and 75% of the base salary for Mr. Lynch, the proposed new member of Executive Board. The maximum achievable payouts will be 175% (Ms. McKinstry), 145% (Mr. Beerkens), and 125% (Mr. Lynch); these amounts would only be payable if the actual performance exceeds 110% of target. There is no payout for results below 90% of target. The Supervisory Board will continue to determine each year what the STIP pay-out targets will be. For 2007 (payout in 2008) the Supervisory Board has decided to base the STIP targets on free cash flow (33.3%), revenue performance (33.3%), and ordinary net income (33.3%).

Long-Term Incentive Plan

Under the LTIP, a conditional award of shares is established at the beginning of a three-year period. The total number of shares that the members of the Executive Board will actually receive at the end of the three-year performance period depends on the achievement of predetermined performance conditions. Rewards are based on Wolters Kluwer's Total Shareholder Return (TSR) in relation to a group of peer companies. TSR is calculated as the share price appreciation over a three-year period including dividend reinvestment. By using a three-year performance period, based on TSR, there is a clear relation between remuneration and long-term value creation. The Executive Board can earn 0-150% of the number of conditionally awarded shares at the end of the three-year period depending on Wolters Kluwer's TSR performance compared to the peer group. For the performance periods 2004-06, 2005-07, and 2006-08, the plan pays out 100% of the number of conditionally awarded shares if Wolters Kluwer reaches a position in the second quartile (fifth to eighth position) of the TSR ranking, 150% for first or second position, 125% for third or fourth position, 75% for ninth or tenth position, 40% for eleventh or twelfth position, and 0% for thirteen to sixteenth position.

Proposed changes to the Long-Term Incentive Plan

The Supervisory Board proposes that for the LTIP with a performance period of 2007-09, as well as for future plans, there will be no payout below eighth position in the TSR ranking, 150% for first or second position, 125% for third or fourth position, 100% for fifth or sixth position, and 75% payout for seventh or eighth position. This change recognizes the increased value of Wolters Kluwer stock since the original plan was introduced in 2004 and is in line with best practice recommendations for the governance of long-term incentive plans.

As explained above, shares are conditionally awarded at the beginning of a three-year performance period. For future performance periods, starting with the performance period 2007-09, the Supervisory Board proposes to change the means by which the conditional award is determined, moving from a fixed number of shares, which was used from 2004 to 2006, to a fixed percentage of base salary determined by individual benchmarking. For the 2007-09 performance period, these amounts are determined to be 285% (Ms. McKinstry), 175% (Mr. Beerkens), and 170% (Mr. Lynch). These amounts are determined through an annual benchmarking process. The number of shares that is conditionally awarded at the start of the performance period is computed by dividing the amount, as calculated above, by the fair value of a conditionally awarded share at the start of the performance period. The actual amount granted can vary from year to year, depending upon benchmark salary reviews. This approach, for 2007, results in a lower conditional share award at target than in prior years.

10 **Proposal to extend the authority of the Executive Board**

a *to issue shares and/or grant rights to subscribe for shares*

Proposal to extend the Executive Board's authority for a period of 18 months, starting April 20, 2007, subject to the approval of the Supervisory Board, to issue shares and/or grant rights to subscribe for shares, up to a maximum of 10% of the issued capital on April 20, 2007, to be increased by a further 10% of the issued capital on April 20, 2007, in case the issuance of shares is effectuated in connection with, or on the occasion of, a merger or acquisition.

b *to restrict or exclude pre-emptive rights*

Proposal to extend the Executive Board's authority for a period of 18 months, starting April 20, 2007, subject to the approval of the Supervisory Board, to restrict or exclude the pre-emptive rights of holders of ordinary shares when ordinary shares are issued and/or rights to subscribe for ordinary shares are granted based on the authority requested in agenda item 10a, up to a maximum of 10% of the issued capital on April 20, 2007, to be increased by a further 10% of the issued capital on April 20, 2007, in case the issuance of shares is effectuated in connection with, or on the occasion of, a merger or acquisition.

own shares

Proposal to authorize the Executive Board for a period of 18 months, starting April 20, 2007, to acquire for a consideration on the stock exchange or otherwise the Company's own paid-up shares, up to the maximum stated in Article 9(2) of the Articles of Association, in the case of ordinary shares at a price between the nominal stock value of the shares and 110% of the closing price of the ordinary shares on the stock exchange of Euronext Amsterdam nv on the day preceding the day of purchase as reported in the Official Price List of Euronext Amsterdam nv, and in the case of preference shares at their nominal value.

to the Articles of Association of Wolters Kluwer nv, to be submitted for a decision of the General Meeting of Shareholders to be held on April 20, 2007

General

The Executive Board proposes, with the approval of the Supervisory Board, to amend the Articles of Association in order to reflect the Dutch Act which came into force on January 1, 2007 to promote the use of electronic means of communication in the decision-making process in legal persons (the Electronic Means of Communication Act – *"Wet elektronische communicatiemiddelen")*. Also, a technical amendment will be proposed.

Electronic Means of Communication Act

The Electronic Means of Communication Act regulates, among other things, the following three issues:

(i) electronic convening of general meetings of shareholders;

(ii) electronic participation in the meeting; and

(iii) electronic voting prior to the meeting.

It is proposed to incorporate the basis for these electronic facilities into the Articles of Association. The actual ability to use electronic means for a certain General Meeting of Shareholders, however, depends on a resolution to this effect by the Executive Board.

The facilities offered can be used both for the Annual General Meeting of Shareholders as well as other General Meetings of Shareholders. The possibility of the electronic convening of meetings is set out in so many words in article 33 paragraph 6. Added to this article is that the convening of a General Meeting of Shareholder may also take place by electronic means, which publication must be directly and permanently accessible up until the meeting. The obligation to publish in a national daily distributed newspaper and in the Official Price List shall however, on the basis of the Stock Exchange Rules, remain in force for the time being.

The basis for electronic participation in the meeting is laid down in the new paragraphs 4 and 5 of article 37. The Executive Board may determine that the right to attend meetings may be exercised by electronic means of communication. This requires, however, that the person entitled to attend the meeting must be identifiable by electronic means of communication, he must be able to directly take note of the proceedings at the meeting and, if entitled, to exercise his voting rights. The Executive Board may set as an additional requirement that the person entitled to attend the meeting can also by electronic means of communication participate in the consultations, i.e. speak, at the meeting. It is also relevant here that the Executive Board may set further requirements to the electronic means of communication concerned. Those requirements are set out in the notice convening the meeting.

In the event that the Executive Board sets a date of registration as referred to in article 37, paragraph 7 (new), it may also determine that votes cast by electronic means of communication prior to the General Meeting of Shareholders shall be treated the same as votes cast during the meeting. These votes cannot be cast sooner than on the date of registration set out in the notice. The notice shall also state the manner in which persons entitled to attend the meeting and cast their votes can exercise their rights prior to the meeting; see the new paragraph 9 of article 38.

The Electronic Means of Communication Act also entails an amendment of the registration date. The registration date cannot be set before the thirtieth day before that of the meeting. Earlier, this was the seventh day before that of the meeting. An amendment to the Articles of Association in this regard is proposed in article 37, paragraph 8 (new).

Technical amendment

Wording will be added to article 37, paragraphs 1 and 3, to the effect that the notification to participate in a General Meeting of Shareholders can be deposited with the company but also with a third party as designated in the notice of the meeting.

Proxy

The proposal to amend the Articles of Association also includes the granting of a power of attorney to each member of the Executive Board, to the company secretary, and to each (deputy) civil law notary and notarial assistant of Allen & Overy LLP, attorneys-at-law, civil law notaries and tax advisors in Amsterdam, the Netherlands, to apply for the required ministerial statement of no objection to the draft notarial deed of amendment of Articles of Association and to have that notarial deed executed.

Proposal to amend the Articles of Association of Wolters Kluwer nv, with official seat in Amsterdam

The following proposal contains two columns. The text of the articles to be amended of the current Articles of Association is stated in the first column and the text of the proposed new text is stated in the second column. In addition, general explanatory notes discussing the key issues of the proposed changes are available separately.

The text of the proposal below is an English translation of a proposal prepared in Dutch. In preparing the text below, an attempt has been made to translate as literally as possible without jeopardizing the overall continuity of the text. Inevitably, however, differences may occur in translation and if they do, the Dutch text will govern by law. In this translation, Dutch legal concepts are expressed in English terms. The concepts concerned may be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

Current text	Proposed new text
Definitions	

Definitions

a *Company:*
Wolters Kluwer N.V., established in Amsterdam;

b *"Raad van Bestuur" [Executive Board]:*
the Executive Board of the Company;

c *"Raad van Commissarissen" [Supervisory Board]:*
the Supervisory Board of the Company;

d *General Meeting:*
the body that is formed by shareholders entitled to vote and other persons in the Company entitled to attend meetings;

e *General Meeting of Shareholders:*
the meeting of shareholders and other persons with meeting rights [vergaderrechten] of the Company;

f *shares and shareholders:*
ordinary shares and preference shares in the capital of the Company and holders of those shares, unless the opposite appears from the text;

g *deposit shares (girale aandelen):*
ordinary shares which are included in the deposit system of the Securities Giro Transactions Act (*Wet giraal effectenverkeer*). Unless the context of these articles of association or the law requires otherwise, the book-entry rights of a Euroclear-participant in respect of deposit shares shall be considered shares for the purpose of these articles of association;

h *annual accounts:*
the balance sheet, profit and loss account and the notes to these documents, both in the form in which they have been prepared by the Executive Board and in the form in which they have been adopted by the General Meeting;

i *auditor:*
a "registeraccountant" [chartered accountant] or other expert as referred to in section 393 of Book 2 of the Civil Code;

j *annual meeting:*
the General Meeting of Shareholders intended for the discussion and adoption of the annual accounts;

k *annual report:*
the report to be issued annually in writing by the Executive Board concerning the business of the Company and the management conducted;

l *subsidiary:*

1 a legal person in which the Company or one or more of its subsidiaries, whether or not by virtue of an agreement with other persons entitled to vote, either alone or jointly, may exercise more than half the voting rights at the General Meeting;

b a legal person of which the Company or one or more of its subsidiaries are members or shareholders and, whether or not by virtue of an agreement with other persons entitled to vote, either alone or jointly, may appoint or dismiss more than half the Managing

Current text	Proposed new text
Directors or Members of the Supervisory Board, even if all those entitled to vote cast their votes.	
2 Equated with a subsidiary shall be a company acting in its own name in which the Company or one or more of its subsidiaries is fully liable as a partner to creditors for the debts.	
3 For the application of the provisions under 1 rights attaching to shares shall not be allocated to the person who holds the shares for account of others. Rights attaching to shares shall be allocated to the person for whose account the shares are being held, if he is empowered to determine how the right shall be exercised or to acquire the shares.	
4 For the application of the provisions under 1, voting rights attaching to pledged shares shall be allocated to the pledgee, if he is entitled to determine how the rights are exercised. If, however, the shares have been pledged for a loan that the pledgee has granted in the normal conduct of his business, the rights to vote shall only be allocated to him if he has exercised them in his own interest.	
m *group company:* a legal person or company with which the Company is associated in a group. A group is an economic unit in which legal persons and companies are linked organizationally;	
n *General Rules:* the General Rules (Algemeen Reglement) Euronext Amsterdam Stock Market;	
o *Euroclear Nederland:* Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V., trading under the name Euroclear Nederland, being the central depositary as referred to in the Securities Giro Transactions Act (Wet giraal effectenverkeer) or any institution taking its place;	
p *Euroclear-participant:* a person who is entitled to a certain number of deposit shares through a securities account with an institution associated with Euroclear Nederland. Unless the context of these articles of association or the law requires otherwise, Euroclear-participants shall be considered shareholders for the purpose of these articles of association.	
	q *in writing:* unless the context of these articles of association or the law provides otherwise, a message that is conveyed by letter, telefax, e-mail or any other electronic means of communication, provided the message is eligible and reproducible.
Reduction of the issued capital	
Article 10	
1 The General Meeting may, but only on the proposal of the Executive Board that has been approved by the Supervisory Board, resolve on reduction of the issued capital:	
a by cancellation of shares, or	
b by reduction of the amount of shares by amendment of the articles of association.	

Current text	Proposed new text
In this resolution the shares to which the resolution relates must be designated and the execution of the resolution must be regulated.	
2 A resolution on cancellation can only refer to: a shares that the Company itself holds or of which it holds the depositary receipts or b all the preference shares held by others than the Company after re-payment.	
3 Reduction of the amount of shares without re-payment and without exemption from the obligation of payment must be made proportionally on all the shares of the same class. The requirement of proportionality may be deviated from with the approval of all the shareholders concerned.	
4 Partial re-payment on shares or exemption from the obligation to make payment shall only be possible to execute a resolution to reduce the amount of the shares. Such a re-payment or exemption may only be effected: a either proportionally on all the shares; b or only on the preference shares; the requirement of proportionality shall apply to those shares. The requirement of proportionality as referred to above under (b) may be deviated from with the approval of all the shareholders concerned.	
5 A resolution to reduce the capital shall require a prior or simultaneous approving resolution of every group of holders of shares of the same class whose rights are affected. The provisions of the following paragraph shall apply accordingly to the passing of resolutions in the group.	
6 Such a resolution shall furthermore require a majority of at least two-thirds of the votes cast if less than half the issued capital is represented at the meeting.	
7 The convening notice for a meeting at which a resolution mentioned in this article is taken must state the object of the capital reduction and the manner of execution. The provisions of article 40(2) of these articles of association shall apply accordingly.	7 The convening notice for a meeting at which a resolution mentioned in this article is taken must state the object of the capital reduction and the manner of execution. The provisions of article 40(3) of these articles of association shall apply accordingly.
8 In every capital reduction section 100 of Book 2 of the Civil Code must furthermore be observed.	
Article 24	
1 The Supervisory Board shall meet with the Executive Board as often as the Supervisory Board or the Executive Board deems this necessary.	
2 The Supervisory Board shall divide its work. It may authorize one or more of its Members to maintain regular contact with the Executive Board.	
3 From its midst the Supervisory Board shall appoint a chairman, a deputy chairman and, from its midst or otherwise, a secretary and a deputy secretary. In the absence of the chairman at a meeting of the Supervisory Board this meeting shall be led by	

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the deputy chairman. If the deputy chairman is also absent the meeting shall appoint its own chairman.	
4 The Supervisory Board shall meet each time when the chairman or two other Members of the Supervisory Board deem(s) this necessary.	
5 The proceedings at the meetings of the Supervisory Board shall be laid down in minutes by the secretary, in his absence by the deputy secretary and if the latter is also absent by one of the other persons present designated for the purpose by the chairman. After approval by the Supervisory Board the minutes shall be signed by the persons who acted as chairman and secretary at the meeting at which the approval was given.	
6 The resolutions of the Supervisory Board shall be passed by an absolute majority of the votes.	
7 The Supervisory Board may only pass valid resolutions if the majority of the Members of the Supervisory Board in office are present, participate by telephone or are represented at the meeting. A Member of the Supervisory Board may be represented by a fellow Member of the Supervisory Board by proxy transmitted in writing, by fax, by e-mail or such a means of communication. A Member of the Supervisory Board may not cast more than a total of two votes for himself and as a proxy.	7 The Supervisory Board may only pass valid resolutions if the majority of the Members of the Supervisory Board in office are present, participate by telephone or are represented at the meeting. A Member of the Supervisory Board may be represented by a fellow Member of the Supervisory Board by proxy transmitted in writing. A Member of the Supervisory Board may not cast more than a total of two votes for himself and as a proxy.
8 The Supervisory Board may also pass resolutions without a meeting, provided all the Members of the Supervisory Board have been notified of the resolution to be passed in writing, including by fax, e-mail or such a means of communication and none of them has opposed this manner of passing resolutions. A resolution thus passed shall be laid down by the secretary in a report, which shall be added to the minutes after being co-signed by the chairman.	8 The Supervisory Board may also pass resolutions without a meeting, provided all the Members of the Supervisory Board have been notified of the resolution to be passed in writing and none of them has opposed this manner of passing resolutions. A resolution thus passed shall be laid down by the secretary in a report, which shall be added to the minutes after being co-signed by the chairman.
9 The Supervisory Board shall draw up by-laws containing further regulations on the procedure for holding meetings and decision-making by the Supervisory Board, and its operating procedures.	
10 The Supervisory Board may, without prejudice to its responsibilities, designate one or more committees from among its members, who shall have the responsibilities specified by the Supervisory Board.	
11 The composition of any such committee shall be determined by the Supervisory Board.	
12 The General Meeting may grant additional compensation to the Members of the committee(s) for their service on the committee(s).	
Article 31	
1 Dividends and other distributions shall be made payable in Amsterdam within fourteen days after the resolution on distribution.	
2 Their being made payable shall be announced in a national daily newspaper and also in the Official Price List of Euronext Amsterdam N.V., while it shall also be notified by letter to	2 Their being made payable shall be announced in a national daily newspaper and also in the Official Price List of Euronext Amsterdam N.V., or in such manner as shall be authorized by

Current text

the shareholders (excluding Euroclear-participants) at the addresses mentioned in the register referred to in article 13 of these articles of association.

3 The claim of the shareholders shall be barred through expiry of five years after the resolution on distribution.

Call, agenda

Article 33

1 The General Meetings of Shareholders shall be called by the Supervisory Board or the Executive Board.

2 Shareholders who, alone or jointly, represent at least half a percent (0.5%) of the issued capital or a block of shares, alone or jointly, at least worth fifty million euro (EUR 50,000,000) according to the Official Price List of Euronext Amsterdam N.V., or an official publication replacing it, shall have the right to request the Executive Board or the Supervisory Board that items be put on the agenda of the General Meeting of Shareholders. These requests shall be honoured by the Executive Board and the Supervisory Board under the conditions:

(a) that important Company interests do not dictate otherwise; and

(b) that the request is received by the chairman of the Executive Board or the chairman of the Supervisory Board in writing at least forty (40) days before the date of the General Meeting of Shareholders.

3 The call shall be made no later than on the fifteenth day before that of the meeting.

4 In the convening notice the subjects to be discussed shall be mentioned or it shall be stated that the shareholders and other persons entitled to attend meetings may acquaint themselves with those subjects at the office of the Company and at a paying agent (betaalkantoor) in the Netherlands, as meant in the General Rules, to be designated in the convening notice, without prejudice to the provisions of article 40(2). The agenda may be obtained free of charge by shareholders and other persons entitled to attend meetings at the place where it is available for inspection.

5 In the convening notice mention shall be made of the requirement for admission to the meeting as described in article 37(1) and (6) of these articles of association.

6 The call to the General Meeting of Shareholders shall be made by means of advertisements, to be placed in at least one national daily newspaper and also in the Official Price List of Euronext Amsterdam N.V., or in such manner as shall be authorized by law at the time.

Moreover the shareholders (excluding Euroclear-participants) shall be called by letter at the addresses as included in the register referred to in article 13 of these articles of association. Those shareholders may not rely on the emission of a convening notice, however.

Proposed new text

law at the time, including by notice made by electronic means, while it shall also be notified by letter to the shareholders (excluding Euroclear-participants) at the addresses mentioned in the register referred to in article 13 of these articles of association.

4 In the convening notice the subjects to be discussed shall be mentioned or it shall be stated that the shareholders and other persons entitled to attend meetings may acquaint themselves with those subjects at the office of the Company and at a paying agent (betaalkantoor) in the Netherlands, as meant in the General Rules, to be designated in the convening notice, without prejudice to the provisions of article 40(3). The agenda may be obtained free of charge by shareholders and other persons entitled to attend meetings at the place where it is available for inspection.

6 The call to the General Meeting of Shareholders shall be made by means of advertisements, to be placed in at least one national daily newspaper and also in the Official Price List of Euronext Amsterdam N.V., or in such manner as shall be authorized by law at the time, including by notice made by electronic means, which shall be accessible directly and permanently up until the meeting.

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Meeting rights [vergaderrechten]. Admission *Article 37*	
1 Every shareholder entitled to vote and every usufructuary or pledgee of shares in whom the right to vote is vested, shall be empowered to attend the General Meeting of Shareholders, to speak at it and to exercise the right to vote, provided the intention to attend the meeting has been notified in writing to the Company. This notification must have been received by the Company at the latest on the day stated in the convening notice. If deposit shares are concerned the shareholders must, at the place and at the latest on the day stated in the convening notice, register for the meeting with an institution associated with Euroclear Nederland and deposit there such evidence of their ownership of shares as is acceptable to the Company – a statement of the relevant institution associated with Euroclear Nederland will in any way constitute sufficient evidence.	1 Every shareholder entitled to vote and every usufructuary or pledgee of shares in whom the right to vote is vested, shall be empowered to attend the General Meeting of Shareholders, to speak at it and to exercise the right to vote, provided the intention to attend the meeting has been notified in writing to the Company or a third party, as stated in the convening notice. This notification must have been received by the Company or the third party as meant in the preceding sentence at the latest on the day stated in the convening notice. If deposit shares are concerned the shareholders must, at the place and at the latest on the day stated in the convening notice, register for the meeting with an institution associated with Euroclear Nederland and deposit there such evidence of their ownership of shares as is acceptable to the Company – a statement of the relevant institution associated with Euroclear Nederland will in any way constitute sufficient evidence.
2 The meeting rights [vergaderrechten] according to paragraph 1 of this article may be exercised by a proxy authorized in writing, provided the proxy has been received by the Company or a third party, as stated in the convening notice alongside the prescribed notification or, for deposit shares, the deposit of evidence of ownership of shares, at the latest on the day stated in the convening notice.	
3 If the right to vote on a share is vested in the usufructuary or pledgee instead of in the shareholder the shareholder shall be empowered to attend the General Meeting of Shareholders and to speak at it, provided the Company has been notified of the intention to attend the meeting or, for deposit shares, the deposit of evidence of ownership of shares has been made in accordance with paragraph 1 of this article. Paragraph 2 of this article shall apply accordingly. The provisions laid down in this paragraph above also apply to the usufructuary or pledgee of a share on which the shareholder is entitled to vote.	3 If the right to vote on a share is vested in the usufructuary or pledgee instead of in the shareholder the shareholder shall be empowered to attend the General Meeting of Shareholders and to speak at it, provided the Company or a third party, as stated in the convening notice has been notified of the intention to attend the meeting or, for deposit shares, the deposit of evidence of ownership of shares has been made in accordance with paragraph 1 of this article. Paragraph 2 of this article shall apply accordingly. The provisions laid down in this paragraph above also apply to the usufructuary or pledgee of a share on which the shareholder is entitled to vote.
4 Each share with a nominal value of twelve euro cents (EUR 0.12) shall entitle its holder to cast one vote.	*To be deleted, see article 38 paragraph 2 (new).*
	4 The Executive Board may determine that the rights to attend meetings referred to in paragraph 1 may also be exercised by electronic means of communication. As a minimum requirement, the person that is entitled to attend the meeting must be identifiable via electronic means of communication, he must be able to directly take note of the proceedings of the meeting and, if entitled, to exercise his voting rights. The Executive Board may set as additional requirement that persons that are entitled to attend the meeting can also participate in the deliberation by electronic means of communication.
	5 The Executive Board may set further conditions to the use of electronic means of communication referred to in paragraph 4. Those conditions shall be disclosed with the convening notice.

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5 Every person entitled to vote or his representative must sign the attendance book.	6 Every person entitled to vote or his representative must sign the attendance book. The names of the persons who participate in the meeting in accordance with paragraph 4 or who have cast their vote as referred to in article 38 (9), shall be added to the attendance book.
6 When making the call the Executive Board may provide that for application of the paragraphs 1 and 3 those persons shall be entitled to vote or to attend meetings who have those rights at a time to be determined on that occasion ("record date") and are registered as such in a register designated by the Executive Board, irrespective of the person who is entitled at the time of the General Meeting of Shareholders. In the convening notice for the meeting the record date shall be stated, and also the manner in which the persons entitled to vote or to attend meetings may exercise their rights. The requirement for deposit shares as stated in the paragraphs 1, 2 and 3 that evidence of ownership of shares is deposited, shall not be applicable and shall be replaced by the requirement of registration in a register designated by the Executive Board.	7 When making the call the Executive Board may provide that for application of the paragraphs 1, 3 and 4 those persons shall be entitled to vote or to attend meetings who have those rights at a time to be determined on that occasion ("record date") and are registered as such in a register designated by the Executive Board, irrespective of the person who is entitled at the time of the General Meeting of Shareholders. In the convening notice for the meeting the record date shall be stated, and also the manner in which the persons entitled to vote or to attend meetings may exercise their rights. The requirement for deposit shares as stated in the paragraphs 1, 2 and 3 that evidence of ownership of shares is deposited, shall not be applicable and shall be replaced by the requirement of registration in a register designated by the Executive Board.
7 The day to be stated in the convening notice, as referred to in the paragraphs 1 and 2 and the record date referred to in paragraph 6 cannot be fixed earlier than on the seventh day prior tot the day of the meeting or so much earlier as shall be authorized by law at any time.	8 The day to be stated in the convening notice, as referred to in the paragraphs 1 and 2 cannot be fixed earlier than on the seventh day prior tot the day of the meeting. The record date referred to in paragraph 7 cannot be fixed earlier than on the thirtieth day prior to the day of the meeting.
8 The Members of the Supervisory Board and the Members of the Executive Board as such shall have an advisory voice at the General Meeting of Shareholders.	9 *Unchanged old paragraph 8.*
9 The chairman shall decide on the admission of others than the persons mentioned above in this article.	10 *Unchanged old paragraph 9.*
10 The chairman of the meeting may limit the speaking time at the meeting or take such other measures that the meeting proceeds in an orderly manner. On the proposal of the chairman or of a shareholder the meeting may resolve to order a speaker to stop.	11 *Unchanged old paragraph 10.*
Votes *Article 38*	
1 In so far as the law or the articles of association do not prescribe a greater majority all resolutions shall be passed by an absolute majority of the votes cast.	
	2 Each share with a nominal value of twelve euro cents (EUR 0.12) shall entitle its holder to cast one vote.
2 If in an election of persons nobody has received the absolute majority, a second free vote shall be taken. If then again nobody has obtained the absolute majority, revotes shall be taken until either one person has obtained the absolute majority or a vote has been taken between two persons and the votes are tied. In the said revotes (not including the second free vote) votes shall each time be taken among the persons on whom votes were cast in the preceding vote, but with the exception of the person who received the smallest number of votes in the preceding vote. If in the preceding vote the smallest number	3 *Unchanged old paragraph 2.*

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of votes was cast on more than one person it shall be decided by the casting of lots on which of those persons no votes may be cast in the new vote any more. If in a vote between two persons the votes are tied, it shall be decided by the casting of lots which of the two has been elected.	
3 If the votes are tied in another vote than an election of persons the proposal shall be rejected.	4 *Unchanged old paragraph 3.*
4 All votes shall be taken orally, unless the chairman decides that a written vote shall be taken. Written votes shall be taken by closed unsigned ballot papers.	5 *Unchanged old paragraph 4.*
5 Blank and invalid votes shall be considered votes not cast.	6 *Unchanged old paragraph 5.*
6 Voting by acclamation shall be possible if nobody of those present and entitled to vote opposes it.	7 *Unchanged old paragraph 6.*
7 The chairman's opinion pronounced at the meeting that a resolution has been passed by the General Meeting shall be decisive. The same shall apply to the contents of a resolution passed, in so far as a vote was taken on a proposal not laid down in writing. If, however, immediately after the pronouncement of that opinion its correctness is contested a new vote shall be taken if the majority of the persons present and entitled to vote or, in the event that the original vote was not taken severally or in writing, if a person present and entitled to vote desires this. This new vote shall cancel the legal consequences of the original vote.	8 *Unchanged old paragraph 7.*
	9 In the event that it uses the authority referred to in article 37 (7), the Executive Board may determine that votes cast by electronic means of communication before the General Meeting of Shareholders shall be treated the same as votes cast during the meeting. These votes cannot be cast before the record date set out in the notice, as referred to in article 37 (7). Without prejudice to the other provisions of article 37, the notice shall state the manner in which persons that are entitled to attend meetings and to vote may exercise their rights prior to the meeting.

END